Exhibit 99.1

Report to Shareholders for the Second Quarter, 2015 www.cibc.com May 28, 2015

Report of the President and Chief Executive Officer

Overview of results

CIBC today announced its financial results for the second quarter ended April 30, 2015.

Second quarter highlights

•	Reported net income was $911 million, compared with $306 million for the second quarter a year ago, and $923 million for the prior quarter.
•	Adjusted net income(1) was $924 million, compared with $887 million for the second quarter a year ago, and $956 million for the prior quarter.
•	Reported diluted earnings per share (EPS) was $2.25, compared with $0.73 for the second quarter a year ago, and $2.28 for the prior quarter.
•	Adjusted diluted EPS(1) was $2.28, compared with $2.17 for the second quarter a year ago, and $2.36 for the prior quarter.
•	Reported return on common shareholders’ equity (ROE) was 19.9% and adjusted ROE(1) was 20.2%.

Results for the second quarter of 2015 were affected by the following items of note aggregating to a negative impact of $0.03 per share:

•	$10 million ($8 million after-tax) amortization of intangible assets; and
•	$8 million ($5 million after-tax) loss from the structured credit run-off business.

CIBC’s Basel III Common Equity Tier 1 ratio at April 30, 2015 was 10.8%, and our Tier 1 and Total capital ratios were 12.6% and 15.3%, respectively, on an all-in basis compared with Basel III Common Equity Tier 1 ratio of 10.3%, Tier 1 capital ratio of 12.1% and Total capital ratio of 15.0% in the prior quarter. At the end of this quarter, CIBC’s Basel III Leverage ratio was 3.9% on an all-in basis.

CIBC announced a quarterly dividend increase of 3 cents per common share to $1.09 per share.

CIBC delivered strong results in the second quarter across all business lines. We continued to execute well on our client-focused strategy to build a strong, innovative, relationship-oriented bank that delivers consistent and sustainable earnings growth.

Core business performance

Retail and Business Banking reported net income of $583 million for the second quarter, up $37 million or 7% from the second quarter a year ago. Adjusting for items of note, adjusted net income(1) was $584 million, up $21 million or 4%, primarily due to higher revenue, partially offset by higher expenses and loan losses. Revenue was up in both Personal and Business banking as a result of solid volume growth and higher fee revenue.

During the second quarter of 2015, Retail and Business Banking continued to make progress against our objectives of accelerating profitable revenue growth and enhancing the client experience:

•	We launched the new CIBC Mobile Banking App for Apple Watch, furthering CIBC’s innovation leadership for our clients;
•	CIBC introduced a new CIBC Telus co-branded rewards card, strengthening our credit card portfolio and providing more options for our clients; and
•	We announced a partnership with MaRS Discovery District to create a new corporate innovation hub and join MaRS’ new FinTech cluster, continuing our focus on developing the next wave of banking innovations for our clients.

Subsequent to the end of the quarter, CIBC was recognized for continued leadership in mobile banking, sharing the top overall score among the five largest Canadian banks in the Forrester Research Mobile Banking Benchmark.

Wealth Management reported net income of $129 million for the second quarter, up $12 million or 10% from the second quarter a year ago. Adjusting for items of note, adjusted net income(1) was $134 million, up $13 million or 11%.

Revenue of $615 million was up $67 million or 12%, primarily due to higher assets under management (AUM) driven by market appreciation and strong net sales of long-term mutual funds.

During the second quarter of 2015, Wealth Management continued its progress in support of our strategic priority to build our wealth management platform:

•	CIBC Asset Management achieved record long-term mutual fund net sales in the second quarter of $2.5 billion and total year-to-date sales of $3.9 billion;
•	CIBC Investor’s Edge saw account openings rise 50% year over year on strategic client offers, including $6.95 online equity trades and commission-free exchange traded fund trading during this RRSP season; and
•	Atlantic Trust, our U.S. private wealth management business, was named Best Multi-Family Office (National) at the annual Family Wealth Report Awards and was recognized for excellence in investments for the fourth straight year by the Private Asset Management Awards.

Wholesale Banking reported net income of $250 million for the second quarter, up $37 million or 17% from the second quarter a year ago. Excluding items of note, adjusted net income(1) was $255 million, up $27 million or 12%, primarily due to higher revenue from commodities and foreign exchange trading, and higher underwriting and advisory activity.

As a leading wholesale bank in Canada and active in core Canadian industries in the rest of the world, Wholesale Banking acted as:

•	Co-lead arranger and co-underwriter for a $1.8 billion and US$593 million senior secured credit facility, in addition to joint bookrunner on a $950 million bought deal of subscription receipts and extendible convertible debentures in support of DH Corporation’s acquisition of Fundtech;
•	Financial advisor to Veresen on the formation of Veresen Midstream Limited Partnership, a joint venture with KKR, and on the acquisition by the joint venture of certain natural gas assets from Encana and the Cutbank Ridge Partnership for approximately $600 million; and
•	Joint bookrunner on a $750 million issue of 10-year investment grade bonds for Husky Energy Inc.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and communities, and supports causes that matter to them. During the quarter we:

•	Marked International Women’s Day with a new $500,000 donation to the Canadian Women’s Foundation to help women living in poverty gain the skills they need to succeed; and
•	Celebrated the 100-day countdowns to the TORONTO 2015 Pan Am and Parapan Am Games, the largest international multi-sport event ever to be held in Canada, as well as the opening of the CIBC Pan Am/Parapan Am Athletes’ Village.

During the quarter, CIBC was named:

•	One of the Best Workplaces in Canada;
•	One of Canada’s Best Diversity Employers; and
•	One of Canada’s Top Employers for Young People.

Victor G. Dodig

President and Chief Executive Officer

(1)	For additional information, see the “Non-GAAP measures” section.

ii	CIBC SECOND QUARTER 2015

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012. The stated goal of the EDTF is to improve the quality, comparability and transparency of risk disclosures. On October 29, 2012, the EDTF released its report “Enhancing the Risk Disclosures of Banks”, which includes thirty-two disclosure recommendations, principally in the areas of risk governance, credit risk, market risk, liquidity risk, and capital adequacy. The index below provides the listing of disclosures prepared in response to the recommendations of the EDTF, along with their locations. EDTF disclosures are located in our 2014 Annual Report, quarterly Report to Shareholders, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

			Second quarter, 2015
Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure	2014 Annual report
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			34
	3	Top and emerging risks	23			46
	4	Key future regulatory ratio requirements	19, 35, 37	63	6	31, 69
Risk governance, risk management and business model	5	Risk management structure	22			41, 42
	6	Risk culture and appetite				40, 43, 44
	7	Risks arising from business activities	24			44, 47
	8	Bank-wide stress testing	27			37, 50, 55, 63, 66, 71
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	18	63		30, 137
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet			1 – 4
	11	Regulatory capital flow statement			5
	12	Capital management and planning				36, 137
	13	Business activities and risk-weighted assets	24		7
	14	Risk-weighted assets and capital requirements			7	32, 34
	15	Credit risk by major portfolios			13 – 25	49 – 54
	16	Risk-weighted assets flow statement			8
	17	Back-testing of models			26, 27	45, 50, 62, 71
Liquidity	18	Liquid assets	34
Funding	19	Encumbered assets	35
	20	Contractual maturities of assets, liabilities and off-balance sheet instruments	38
	21	Funding strategy and sources	36			68
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	31
	23	Significant trading and non-trading market risk factors	31 – 33			61 – 65
	24	Model assumptions, limitations and validation procedures				61 – 65
	25	Stress testing and scenario analysis				37, 63
Credit risk	26	Analysis of credit risk exposures	25 – 30	67	9 – 12	51 – 59, 119 – 121, 159
	27	Impaired loan and forbearance policies	25, 27, 41			98
	28	Reconciliation of impaired loans and the allowance for credit losses	25, 27	59
	29	Counterparty credit risk arising from derivatives	27		12, 28 (2)	48, 52, 131 – 132
	30	Credit risk mitigation	25		12, 30	48, 54, 131 – 132
Other risks	31	Other risks	39			70 – 72
	32	Discussion of publicly known risk events	43	65		71, 151
(1)	A detailed glossary of our risk and capital terminology is included on page 170 of our 2014 Annual Report.
(2)	Included in supplementary financial information package.

CIBC SECOND QUARTER 2015	iii

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the quarter and six months ended April 30, 2015 compared with corresponding periods. The MD&A should be read in conjunction with our 2014 Annual Report and the unaudited interim consolidated financial statements included in this report. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. This MD&A is current as of May 27, 2015. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange
Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 168 to 172 of our 2014 Annual Report.

Contents
2	External reporting change	17	Financial condition
		17	Review of condensed consolidated balance sheet
3	Second quarter financial highlights	18	Capital resources
		21	Off-balance sheet arrangements
4	Overview
4	Financial results	22	Management of risk
6	Significant event	22	Risk overview
6	Review of quarterly financial information	25	Credit risk
7	Outlook for calendar year 2015	31	Market risk
		34	Liquidity risk
8	Non-GAAP measures	39	Other risks

9	Strategic business units overview	40	Accounting and control matters
10	Retail and Business Banking	40	Critical accounting policies and estimates
12	Wealth Management	44	Regulatory developments
13	Wholesale Banking	44	Controls and procedures
16	Corporate and Other

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Overview – Financial results”, “Overview – Significant event”, “Overview – Outlook for calendar year 2015”, “Financial condition – Capital resources”, “Management of risk – Risk overview”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, and “Accounting and control matters – Regulatory developments” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for calendar year 2015 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview – Outlook for calendar year 2015” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the U.S. Foreign Account Tax Compliance Act and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and Europe’s sovereign debt crisis; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of this report. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC SECOND QUARTER 2015	1

External reporting change

The following external reporting change was made in the first quarter of 2015. Prior period amounts were reclassified accordingly.

Income statement presentation

We reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

2	CIBC SECOND QUARTER 2015

Second quarter financial highlights

			As at or for the three months ended			As at or for the six months ended
	Unaudited		2015 Apr. 30	2015 Jan. 31	2014 Apr. 30 (1)	2015 Apr. 30	2014 Apr. 30 (1)
	Financial results ($ millions)
	Net interest income		$1,895	$1,956	$1,798	$3,851	$3,703
	Non-interest income		1,499	1,503	1,366	3,002	3,092
	Total revenue		3,394	3,459	3,164	6,853	6,795
	Provision for credit losses		197	187	330	384	548
	Non-interest expenses		2,104	2,195	2,409	4,299	4,385
	Income before taxes		1,093	1,077	425	2,170	1,862
	Income taxes		182	154	119	336	379
	Net income		$911	$923	$306	$1,834	$1,483
	Net income (loss) attributable to non-controlling interests		$4	$3	$(11)	$7	$(8)
	Preferred shareholders		12	13	25	25	50
	Common shareholders		895	907	292	1,802	1,441
	Net income attributable to equity shareholders		$907	$920	$317	$1,827	$1,491
	Financial measures
	Reported efficiency ratio		62.0%	63.5%	76.1%	62.7%	64.5%
	Adjusted efficiency ratio (2)		59.6%	59.2%	59.5%	59.4%	58.1%
	Loan loss ratio		0.30%	0.28%	0.51%	0.29%	0.44%
	Reported return on common shareholders’ equity		19.9%	19.9%	7.0%	19.9%	17.2%
	Adjusted return on common shareholders’ equity (2)		20.2%	20.6%	20.6%	20.4%	21.3%
	Net interest margin		1.73%	1.77%	1.81%	1.75%	1.83%
	Net interest margin on average interest-earning assets		2.01%	2.04%	2.07%	2.03%	2.08%
	Return on average assets		0.83%	0.84%	0.31%	0.83%	0.73%
	Return on average interest-earning assets		0.97%	0.96%	0.35%	0.96%	0.83%
	Total shareholder return		11.10%	(13.42)%	14.05%	(3.81)%	12.51%
	Reported effective tax rate		16.7%	14.3%	28.1%	15.5%	20.4%
	Adjusted effective tax rate (2)		16.8%	14.3%	13.5%	15.6%	15.1%
Common share information
Per share ($)	– basic earnings		$2.25	$2.28	$0.73	$4.54	$3.62
	– reported diluted earnings		2.25	2.28	0.73	4.53	3.61
	– adjusted diluted earnings (2)		2.28	2.36	2.17	4.64	4.48
	– dividends		1.06	1.03	0.98	2.09	1.94
	– book value		47.08	45.99	42.04	47.08	42.04
Share price ($)	– high		97.62	107.16	97.72	107.16	97.72
	– low		89.26	88.18	85.49	88.18	85.49
	– closing		96.88	88.18	97.72	96.88	97.72
Shares outstanding (thousands)	– weighted-average basic		397,212	397,117	397,758	397,164	398,155
	– weighted-average diluted		397,785	397,887	398,519	397,833	398,861
	– end of period		397,262	397,142	397,375	397,262	397,375
	Market capitalization ($ millions)		$38,487	$35,020	$38,832	$38,487	$38,832
	Value measures
	Dividend yield (based on closing share price)		4.5%	4.6%	4.1%	4.4%	4.0%
	Reported dividend payout ratio		47.1%	45.1%	133.5%	46.1%	53.6%
	Adjusted dividend payout ratio (2)		46.4%	43.5%	45.2%	44.9%	43.2%
	Market value to book value ratio		2.06	1.92	2.32	2.06	2.32
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities		$76,406	$74,334	$77,892	$76,406	$77,892
	Loans and acceptances, net of allowance		276,543	274,966	258,680	276,543	258,680
	Total assets		439,203	445,223	397,102	439,203	397,102
	Deposits		341,188	339,875	314,023	341,188	314,023
	Common shareholders’ equity		18,703	18,265	16,707	18,703	16,707
	Average assets		448,912	437,701	406,285	443,214	408,183
	Average interest-earning assets		385,938	380,984	356,492	383,420	359,212
	Average common shareholders’ equity		18,437	18,123	17,173	18,277	16,872
	Assets under administration (3)		1,909,576	1,809,526	1,663,858	1,909,576	1,663,858
	Assets under management (4)		152,417	149,792	132,887	152,417	132,887
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ billions)
	Common Equity Tier 1 (CET1) capital RWA		$147.0	$146.6	$135.9	$147.0	$135.9
	Tier 1 capital RWA		147.2	146.8	135.9	147.2	135.9
	Total capital RWA		147.4	147.1	135.9	147.4	135.9
	Capital ratios
	CET1 ratio		10.8%	10.3%	10.0%	10.8%	10.0%
	Tier 1 capital ratio		12.6%	12.1%	12.1%	12.6%	12.1%
	Total capital ratio		15.3%	15.0%	14.9%	15.3%	14.9%
	Basel III leverage ratio
	Tier 1 capital	A	$18.6	$17.8	$16.5	$18.6	$16.5
	Leverage ratio exposure	B	$474.3	$471.9	n/a	$474.3	n/a
	Leverage ratio	A/B	3.9%	3.8%	n/a	3.9%	n/a
	Liquidity coverage ratio		128.5%	n/a	n/a	n/a	n/a
Other information
	Full-time equivalent employees		43,566	43,883	43,907	43,566	43,907
(1)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015. See “External reporting change” for additional details.
(2)	For additional information, see the “Non–GAAP measures” section.
(3)	Includes the full contract amount of assets under administration or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,519.0 billion (January 31, 2015: $1,424.6 billion; April 30, 2014: $1,299.6 billion).
(4)	Assets under management amounts are included in the amounts reported under assets under administration.
n/a	Not applicable.

CIBC SECOND QUARTER 2015	3

Overview

Financial results

Reported net income for the quarter was $911 million, compared with $306 million for the same quarter last year, and $923 million for the prior quarter. Reported net income for the six months ended April 30, 2015 was $1,834 million, compared with $1,483 million for the same period in 2014.

Adjusted net income(1) for the quarter was $924 million, compared with $887 million for the same quarter last year, and $956 million for the prior quarter. Adjusted net income(1) for the six months ended April 30, 2015 was $1,880 million, compared with $1,838 million for the same period in 2014.

Reported diluted earnings per share (EPS) for the quarter was $2.25, compared with $0.73 for the same quarter last year, and $2.28 for the prior quarter. Reported diluted EPS for the six months ended April 30, 2015 was $4.53, compared with $3.61 for the same period in 2014.

Adjusted diluted EPS(1) for the quarter was $2.28, compared with $2.17 for the same quarter last year, and $2.36 for the prior quarter. Adjusted diluted EPS(1) for the six months ended April 30, 2015 was $4.64, compared with $4.48 for the same period in 2014.

Net income for the current quarter was affected by the following items of note:

•	$10 million ($8 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $5 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$8 million ($5 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note decreased revenue by $9 million, increased non-interest expenses by $9 million, and decreased income tax expenses by $5 million. In aggregate, these items of note decreased net income by $13 million.

Net interest income(2)

Net interest income was up $97 million or 5% from the same quarter last year, primarily due to volume growth across retail products and higher trading income, partially offset by narrower retail spreads.

Net interest income was down $61 million or 3% from the prior quarter, primarily due to fewer days in the quarter, partially offset by higher trading income. The prior quarter included a gain arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note.

Net interest income for the six months ended April 30, 2015 was up $148 million or 4% from the same period in 2014, primarily due to volume growth across retail products, the gain from accounting adjustments noted above, higher trading income and higher revenue from corporate banking. These factors were partially offset by narrower retail spreads, lower treasury revenue, and lower card revenue as a result of the Aeroplan transactions with Aimia Canada Inc. (Aimia) and the Toronto-Dominion Bank (TD) in the same period last year.

Non-interest income(2)

Non-interest income was up $133 million or 10% from the same quarter last year, primarily due to higher mutual fund and investment and custodial fees, higher underwriting and advisory fees, and higher card fees, partially offset by lower investment portfolio gains.

Non-interest income was comparable with the prior quarter, as higher underwriting and advisory fees in the current quarter were more than offset by the impact of annual performance fees earned in Atlantic Trust Private Wealth Management (Atlantic Trust), and the gain on sale of an investment in our merchant banking portfolio, shown as an item of note, both in the prior quarter.

Non-interest income for the six months ended April 30, 2015 was down $90 million or 3% from the same period in 2014, as the same period last year included the gains relating to the Aeroplan transactions, and the sale of an equity investment in our exited European leveraged finance portfolio, shown as items of note. The current period included higher mutual fund and investment management and custodial fees, and higher underwriting and advisory fees.

Provision for credit losses

Provision for credit losses was down $133 million or 40% from the same quarter last year. In Retail and Business Banking, the provision was up primarily due to higher losses in the business lending portfolio and higher bankruptcies in the personal lending portfolio. In Wholesale Banking, the reversal compared with a provision for credit losses in the same quarter last year, as the same quarter last year included losses in our exited U.S. leveraged finance portfolio, shown as an item of note. In Corporate and Other, the provision was down as the same quarter last year included loan losses relating to FirstCaribbean International Bank Limited (CIBC FirstCaribbean), shown as an item of note.

Provision for credit losses was up $10 million or 5% from the prior quarter. In Retail and Business Banking, the provision was up primarily due to higher bankruptcies in the card and personal lending portfolios, and higher losses in the business lending portfolio. In Wholesale Banking, the current quarter had a reversal compared with a provision for credit losses in the prior quarter, due to lower losses in our U.S. real estate finance portfolio. In Corporate and Other, the provision was comparable with the prior quarter.

Provision for credit losses for the six months ended April 30, 2015 was down $164 million or 30% from the same period in 2014. In Retail and Business Banking, the same period last year included a charge resulting from operational changes in the processing of write-offs, shown as an item of note. Lower loan losses in the card portfolio in the current period reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. This was partially offset by higher losses in the business lending portfolio. In Wholesale Banking, the provision was down as the same period last year included the losses in the exited U.S. leverage finance portfolio noted above. The current period included higher losses in our U.S. real estate finance portfolio. In Corporate and Other, the provision was down as the same period last year included loan losses relating to CIBC FirstCaribbean, partially offset by a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, both shown as items of note.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)	Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest income. Therefore, we view total trading income as the most appropriate measure of trading performance.

4	CIBC SECOND QUARTER 2015

Non-interest expenses

Non-interest expenses were down $305 million or 13% from the same quarter last year, as the same quarter last year included the goodwill impairment charge relating to CIBC FirstCaribbean, and costs relating to the development of our enhanced travel rewards program, shown as items of note. The current quarter included higher spending on strategic initiatives, and higher performance-based compensation and other employee-related costs.

Non-interest expenses were down $91 million or 4% from the prior quarter, as the prior quarter included restructuring charges relating to employee severance, shown as an item of note.

Non-interest expenses for the six months ended April 30, 2015 were down $86 million or 2% from the same period in 2014, as the same period last year included the goodwill impairment charge noted above, and the costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions, shown as items of note. The current period included the restructuring charges noted above, higher spending on strategic initiatives, and higher performance-based compensation and other employee-related costs.

Income taxes

Income tax expense was up $63 million or 53% from the same quarter last year primarily due to higher income. In addition, no tax recovery was booked in the same quarter last year in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Income tax expense was up $28 million or 18% from the prior quarter, primarily due to lower tax-exempt income.

Income tax expense for the six months ended April 30, 2015 was down $43 million or 11% from the same period in 2014. Income tax expense was lower notwithstanding higher income, primarily due to no tax recovery being booked in the prior period in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $234 million and taxable refund interest of approximately $196 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $817 million and non-deductible interest of approximately $158 million.

For developments regarding the new “synthetic equity arrangements” rules in the 2015 Canadian federal budget, see the “Wholesale Banking” section.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our interim consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	For the three months ended		For the six months ended
$ millions	Apr. 30, 2015 vs. Apr. 30, 2014	Apr. 30, 2015 vs. Jan. 31, 2015	Apr. 30, 2015 vs. Apr. 30, 2014
Estimated increase in:
Total revenue	$ 55	$ 20	$ 108
Provision for credit losses	2	1	4
Non-interest expense	30	11	54
Income taxes	1	–	4
Net income	22	8	46
Average USD appreciation relative to CAD	12.5%	4.1%	11.5%

Impact of items of note in prior periods

Net income for the prior quarters was affected by the following items of note:

Q1, 2015

•	$85 million ($62 million after-tax) in restructuring charges relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Retail and Business Banking);
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Wholesale Banking);
•	$12 million ($9 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$11 million ($9 million after-tax) amortization of intangible assets ($2 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $3 million after-tax in Corporate and Other).

The above items of note increased revenue by $55 million and non-interest expenses by $94 million, and decreased income tax expenses by $6 million. In aggregate, these items of note decreased net income by $33 million.

Q2, 2014

•	$543 million ($543 million after-tax) of charges relating to CIBC FirstCaribbean, comprising a goodwill impairment charge of $420 million ($420 million after-tax) and loan losses of $123 million ($123 million after-tax), reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region (Corporate and Other);
•	$22 million ($16 million after-tax) expenses relating to the development of our enhanced travel rewards program and in respect of the Aeroplan transactions with Aimia and TD (Retail and Business Banking);
•	$22 million ($12 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Wholesale Banking);
•	$9 million ($7 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $4 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other); and
•	$4 million ($3 million after-tax) loss from the structured credit run-off business (Wholesale Banking).

The above items of note decreased revenue by $8 million, increased provision for credit losses by $145 million, non-interest expenses by $447 million, and decreased income tax expenses by $19 million. In aggregate, these items of note decreased net income by $581 million.

CIBC SECOND QUARTER 2015	5

Q1, 2014

•	$239 million ($183 million after-tax) gain in respect of the Aeroplan transactions with Aimia and TD, net of costs relating to the development of our enhanced travel rewards program ($123 million after-tax in Retail and Business Banking, and $60 million after-tax in Corporate and Other);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Wholesale Banking);
•	$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(1), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);
•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Retail and Business Banking;
•	$11 million ($8 million after-tax) loss from the structured credit run-off business (Wholesale Banking); and
•	$8 million ($6 million after-tax) amortization of intangible assets ($1 million after-tax in Retail and Business Banking, $3 million after-tax in Wealth Management, and $2 million after-tax in Corporate and Other).

The above items of note increased revenue by $353 million, non-interest expenses by $55 million, and income tax expenses by $72 million. In aggregate, these items of note increased net income by $226 million.

(1)	Relates to collective allowance, except for (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the card portfolio, which are all reported in the respective strategic business units (SBUs).

Significant event

Sale of equity investment

On April 30, 2015, CIBC sold its equity investment in The Bank of N.T. Butterfield & Son Limited, which was accounted for as an associate within Corporate and Other, for an amount, net of associated expenses, that approximated its carrying value.

Review of quarterly financial information

$ millions, except per share amounts, for the three months ended			2015				2014(1)		2013(1)
		Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
	Revenue
	Retail and Business Banking	$2,037	$2,093	$2,046	$2,029	$1,936	$2,252	$2,083	$2,064
	Wealth Management	615	619	584	568	548	502	470	458
	Wholesale Banking (2)	661	706	468	670	606	680	520	589
	Corporate and Other (2)	81	41	115	88	74	197	103	135
	Total revenue	$3,394	$3,459	$3,213	$3,355	$3,164	$3,631	$3,176	$3,246
	Net interest income	$1,895	$1,956	$1,881	$1,875	$1,798	$1,905	$1,893	$1,883
	Non-interest income	1,499	1,503	1,332	1,480	1,366	1,726	1,283	1,363
	Total revenue	3,394	3,459	3,213	3,355	3,164	3,631	3,176	3,246
	Provision for credit losses	197	187	194	195	330	218	271	320
	Non-interest expenses	2,104	2,195	2,083	2,044	2,409	1,976	1,926	1,875
	Income before income taxes	1,093	1,077	936	1,116	425	1,437	979	1,051
	Income taxes	182	154	125	195	119	260	154	173
	Net income	$911	$923	$811	$921	$306	$1,177	$825	$878
	Net income (loss) attributable to:
	Non-controlling interests	$4	$3	$2	$3	$(11)	$3	$(7)	$1
	Equity shareholders	907	920	809	918	317	1,174	832	877
EPS	– basic	$2.25	$2.28	$1.99	$2.26	$0.73	$2.88	$2.02	$2.13
	– diluted	2.25	2.28	1.98	2.26	0.73	2.88	2.02	2.13
(1)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015. See “External reporting change” for additional details.
(2)	Wholesale Banking revenue and income taxes are reported on a taxable equivalent basis (TEB) with an equivalent offset in the revenue and income taxes of Corporate and Other.

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.

Revenue

Retail and Business Banking revenue has benefited from volume growth across most retail products, largely offset by the impact of the sold Aeroplan portfolio in the first quarter of 2014, the continued low interest rate environment, and attrition in our exited FirstLine mortgage broker business. The first quarter of 2015 included the gain arising from accounting adjustments on credit card-related balance sheet amounts, and the first quarter of 2014 included the gain relating to the Aeroplan transactions with Aimia and TD.

Wealth Management revenue has benefited from the impact of the acquisition of Atlantic Trust on December 31, 2013, including annual performance fees earned in the first quarter of 2015, and has also experienced growth in fee-based average assets under management (AUM) and strong net sales of long-term mutual funds.

Wholesale Banking revenue is influenced, to a large extent, by capital markets conditions and growth in the equity derivatives business, which has generally resulted in higher tax-exempt income. Revenue has also been impacted by the volatility in the structured credit run-off business. The first quarter of 2015 included the gain on sale of an investment in our merchant banking portfolio. The fourth quarter of 2014 included the charge related to funding valuation adjustments (FVA), while the third quarter and the first quarter of 2014 included gains within an equity-accounted investment in our merchant banking portfolio and on the sale of an equity investment in our exited European leveraged finance portfolio, respectively. The fourth quarter of 2013 included the impairment of an equity position in our exited U.S. leveraged finance portfolio.

Corporate and Other includes the offset related to the TEB component of tax-exempt income noted above. The first quarter of 2014 included the gain relating to the Aeroplan transactions noted above.

6	CIBC SECOND QUARTER 2015

Provision for credit losses

Provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. In Retail and Business Banking, losses in the card portfolio have been generally trending lower due to credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. A charge resulting from operational changes in the processing of write-offs was included in the first quarter of 2014, and a charge resulting from a revision of estimated loss parameters on our unsecured lending portfolios was included in the third quarter of 2013. In Wholesale Banking, the second quarter of 2014 included losses in the exited U.S. leveraged finance portfolio. The third quarter of 2013 included losses in the exited European leveraged finance portfolio. In Corporate and Other, the second quarter of 2014 had elevated loan losses relating to CIBC FirstCaribbean. The third quarter of 2013 had an increase in the collective allowance, which included estimated credit losses relating to the Alberta floods, while the first and third quarters of 2014 included a decrease in collective allowance, including partial reversal of the credit losses relating to the Alberta floods.

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, as well as higher spending on strategic initiatives. The first quarter of 2015 included restructuring charges relating to employee severance. The second quarter of 2014 had a goodwill impairment charge and the fourth quarter of 2013 had a restructuring charge relating to CIBC FirstCaribbean. All quarters in 2014 and the fourth quarter of 2013 had expenses relating to the development of our enhanced travel rewards program, and to the Aeroplan transactions with Aimia and TD.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income, which has generally been trending higher for the periods presented in the table above. No tax recovery was booked in the second quarter of 2014 in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Outlook for calendar year 2015

Global growth is on track to be slightly slower than the prior year’s mediocre pace, as a deceleration in China and a recession in Russia offset better results in Europe and an acceleration in the U.S. after its slow first quarter. The U.S. economy should gather momentum from improved credit access for households and the income gains associated with healthy job growth, setting the stage for over 2.5% real gross domestic product (GDP) growth in 2015. Canada’s growth rate should slow to less than 2%, as a drop in resource sector capital spending and fiscal tightening by affected provinces offsets the lift to non-energy exports arising from U.S. growth and a weaker Canadian dollar. The U.S. Federal Reserve is likely to begin increasing interest rates moderately in the second half of the year, but the Bank of Canada is expected to hold interest rates flat, given the drag on growth from weaker oil prices. Long-term yields could rise in both countries in the latter half of the year due to U.S. interest rate hikes and diminished fears of a global slump.

Retail and Business Banking could benefit from improvement in industry demand for household credit in the wake of the Bank of Canada’s actions, but the impact should be modest given that interest rates have already been low for a prolonged period of time. Demand for business credit should continue to grow at a healthy pace outside the resource provinces, but will be impacted by slowing growth in the resource provinces. Although the weaker picture for resource prices represents a risk to business and household credit quality in the affected regions, the deterioration should be modest given that only a slight increase is expected in unemployment and business bankruptcy rates.

New issue volumes are in line to be at least as strong as the prior year’s healthy pace and growing pools of household savings will support continued demand for Wealth Management products.

Wholesale Banking could see a mixed picture as slowing capital spending in the resource sector should be countered by an increased need for borrowing and merger and acquisition transactions, as well as capital spending growth in other industries. Increased market volatility will support trading volumes. Governments of the resource provinces will have increased financing needs due to the drop in energy-related revenues.

CIBC SECOND QUARTER 2015	7

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 13 of the 2014 Annual Report. The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

		As at or for the three months ended			As at or for the six months ended
$ millions		2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Reported and adjusted diluted EPS
Reported net income attributable to diluted common shareholders	A	$895	$907	$292	$1,802	$1,441
After-tax impact of items of note (1)		13	33	581	46	355
After-tax impact of items of note on non-controlling interests		–	–	(10)	–	(10)
Adjusted net income attributable to diluted common shareholders (2)	B	$908	$940	$863	$1,848	$1,786
Diluted weighted-average common shares outstanding (thousands)	C	397,785	397,887	398,519	397,833	398,861
Reported diluted EPS ($)	A/C	$2.25	$2.28	$0.73	$4.53	$3.61
Adjusted diluted EPS ($) (2)	B/C	2.28	2.36	2.17	4.64	4.48
Reported and adjusted efficiency ratio
Reported total revenue (3)	D	$3,394	$3,459	$3,164	$6,853	$6,795
Pre-tax impact of items of note (1)		9	(55)	8	(46)	(345)
TEB		112	148	124	260	234
Adjusted total revenue (2)	E	$3,515	$3,552	$3,296	$7,067	$6,684
Reported non-interest expenses (3)	F	$2,104	$2,195	$2,409	$4,299	$4,385
Pre-tax impact of items of note (1)		(9)	(94)	(447)	(103)	(502)
Adjusted non-interest expenses (2)	G	$2,095	$2,101	$1,962	$4,196	$3,883
Reported efficiency ratio (3)	F/D	62.0%	63.5%	76.1%	62.7%	64.5%
Adjusted efficiency ratio (2)(3)	G/E	59.6%	59.2%	59.5%	59.4%	58.1%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$421	$409	$390	$830	$772
Reported dividend payout ratio	H/A	47.1%	45.1%	133.5%	46.1%	53.6%
Adjusted dividend payout ratio (2)	H/B	46.4%	43.5%	45.2%	44.9%	43.2%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$18,437	$18,123	$17,173	$18,277	$16,872
Reported return on common shareholders’ equity	A/I	19.9%	19.9%	7.0%	19.9%	17.2%
Adjusted return on common shareholders’ equity (2)	B/I	20.2%	20.6%	20.6%	20.4%	21.3%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$1,093	$1,077	$425	$2,170	$1,862
Pre-tax impact of items of note (1)		18	39	600	57	302
Adjusted income before income taxes (2)	K	$1,111	$1,116	$1,025	$2,227	$2,164
Reported income taxes	L	$182	$154	$119	$336	$379
Tax impact of items of note (1)		5	6	19	11	(53)
Adjusted income taxes (2)	M	$187	$160	$138	$347	$326
Reported effective tax rate	L/J	16.7%	14.3%	28.1%	15.5%	20.4%
Adjusted effective tax rate (2)	M/K	16.8%	14.3%	13.5%	15.6%	15.1%

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2015	Reported net income (loss)	$583	$129	$250	$(51)	$911
Apr. 30	After-tax impact of items of note (1)	1	5	5	2	13
	Adjusted net income (loss) (2)	$584	$134	$255	$(49)	$924
2015	Reported net income (loss)	$650	$128	$275	$(130)	$923
Jan. 31	After-tax impact of items of note (1)	(32)	4	(4)	65	33
	Adjusted net income (loss) (2)	$618	$132	$271	$(65)	$956
2014	Reported net income (loss)	$546	$117	$213	$(570)	$306
Apr. 30	After-tax impact of items of note (1)	17	4	15	545	581
	Adjusted net income (loss) (2)	$563	$121	$228	$(25)	$887

$ millions, for the six months ended
2015	Reported net income (loss)	$1,233	$257	$525	$(181)	$1,834
Apr. 30	After-tax impact of items of note (1)	(31)	9	1	67	46
	Adjusted net income (loss) (2)	$1,202	$266	$526	$(114)	$1,880
2014	Reported net income (loss)	$1,292	$231	$477	$(517)	$1,483
Apr. 30	After-tax impact of items of note (1)	(86)	7	(34)	468	355
	Adjusted net income (2)	$1,206	$238	$443	$(49)	$1,838
(1)	Reflects impact of items of note under “Financial results” section.
(2)	Non-GAAP measure.
(3)	Certain prior period information has been reclassified to conform to the presentation adopted in the first quarter of 2015. See “External reporting change” for additional details.

8	CIBC SECOND QUARTER 2015

Strategic business units overview

CIBC has three SBUs – Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury, which all form part of Corporate and Other. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015. The key methodologies and assumptions used in reporting financial results of our SBUs are provided on page 16 of the 2014 Annual Report.

CIBC SECOND QUARTER 2015	9

Retail and Business Banking

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Results(1)

	For the three months ended			For the six months ended
$ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30 (2)	2015 Apr. 30	2014 Apr. 30 (2)
Revenue
Personal banking	$1,611	$1,669	$1,536	$3,280	$3,109
Business banking	401	402	368	803	748
Other (3)	25	22	32	47	331
Total revenue	2,037	2,093	1,936	4,130	4,188
Provision for credit losses	188	164	173	352	383
Non-interest expenses	1,058	1,056	1,037	2,114	2,089
Income before taxes	791	873	726	1,664	1,716
Income taxes	208	223	180	431	424
Net income	$583	$650	$546	$1,233	$1,292
Net income attributable to:
Equity shareholders (a)	$583	$650	$546	$1,233	$1,292
Efficiency ratio	52.0%	50.4%	53.5%	51.2%	49.9%
Return on equity (4)	56.3%	61.1%	58.1%	58.7%	68.1%
Charge for economic capital (4) (b)	$(125)	$(129)	$(117)	$(254)	$(236)
Economic profit (4) (a+b)	$458	$521	$429	$979	$1,056
Full-time equivalent employees	21,257	21,668	22,306	21,257	22,306
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015. See “External reporting change” for additional details.
(3)	Includes run-off portfolios relating to FirstLine mortgage broker business, student loans and cards.
(4)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $583 million, up $37 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses.

Net income was down $67 million from the prior quarter, primarily due to lower revenue and a higher provision for credit losses.

Net income for the six months ended April 30, 2015 was $1,233 million, down $59 million from the same period in 2014, primarily due to lower revenue and higher non-interest expenses, partially offset by a lower provision for credit losses.

Revenue

Revenue was up $101 million or 5% from the same quarter last year.

Personal banking revenue was up $75 million, primarily due to volume growth and higher fees, partially offset by narrower spreads.

Business banking revenue was up $33 million, primarily due to volume growth and higher fees.

Other revenue was down $7 million, primarily due to lower revenue from our exited FirstLine mortgage broker business.

Revenue was down $56 million or 3% from the prior quarter.

Personal banking revenue was down $58 million, primarily due to a gain in the prior quarter arising from accounting adjustments on credit card-related balance sheet amounts, shown as an item of note, and fewer days in the current quarter, partially offset by volume growth across most products, wider spreads, and higher fees.

Business banking revenue was comparable with the prior quarter, as higher volumes were offset by fewer days in the quarter.

Other revenue was comparable with the prior quarter.

Revenue for the six months ended April 30, 2015 was down $58 million or 1% from the same period in 2014.

Personal banking revenue was up $171 million, primarily due to volume growth, higher fees, and the gain arising from accounting adjustments noted above, partially offset by narrower spreads.

Business banking revenue was up $55 million, primarily due to volume growth and higher fees.

Other revenue was down $284 million, as the same period last year included the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note. The current period included lower cards revenue due to the Aeroplan transactions, as well as lower revenue from our exited FirstLine mortgage broker business.

Provision for credit losses

Provision for credit losses was up $15 million from the same quarter last year, mainly due to higher losses in the business lending portfolio and higher bankruptcies in the personal lending portfolio.

Provision for credit losses was up $24 million from the prior quarter, primarily due to higher bankruptcies in the card and personal lending portfolios, and higher losses in the business lending portfolio.

Provision for credit losses for the six months ended April 30, 2015 was down $31 million from the same period in 2014, as the same period last year included a charge resulting from operational changes in the processing of write-offs, shown as an item of note. Lower loan losses in the card portfolio in the current period reflect credit improvements, as well as the impact of an initiative to enhance account management practices, and the sold Aeroplan portfolio. This was partially offset by higher losses in the business lending portfolio.

10	CIBC SECOND QUARTER 2015

Non-interest expenses

Non-interest expenses were up $21 million or 2% from the same quarter last year, primarily due to higher spending on strategic initiatives. The same quarter last year included costs relating to the development of our enhanced travel rewards program, shown as an item of note.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the six months ended April 30, 2015 were up $25 million or 1% from the same period last year, mainly due to higher spending on strategic initiatives. The same period last year included costs relating to the development of our enhanced travel rewards program and to the Aeroplan transactions, shown as items of note.

Income taxes

Income taxes were up $28 million from the same quarter last year, primarily due to higher income.

Income taxes were down $15 million from the prior quarter, primarily due to lower income.

Income taxes for the six months ended April 30, 2015 were up $7 million from the same period last year notwithstanding lower income, primarily due to the impact of changes in the proportion of income subject to varying rates of tax and a lower tax rate applying to the gain related to the Aeroplan transactions in the same period last year.

Voluntary agreement on the reduction of credit card interchange fees

In recent years, the Canadian federal government has held discussions with various stakeholders on the fees paid by merchants to accept credit card payments from their customers, including fees set by payment networks known as interchange fees.

On November 4, 2014, an agreement was announced between the Canadian federal government, VISA and MasterCard for the voluntary reduction of interchange fee rates to an average effective rate of 1.50% for the next five years.

The impact of implementing the agreement is not expected to be significant to Retail and Business Banking results.

CIBC SECOND QUARTER 2015	11

Wealth Management

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Results(1)

	For the three months ended			For the six months ended
$ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Revenue
Retail brokerage	$312	$302	$292	$614	$576
Asset management	217	208	181	425	353
Private wealth management	86	109	75	195	121
Total revenue	615	619	548	1,234	1,050
Provision for (reversal of) credit losses	(1)	–	1	(1)	–
Non-interest expenses	447	447	395	894	746
Income before taxes	169	172	152	341	304
Income taxes	40	44	35	84	73
Net income	$129	$128	$117	$257	$231
Net income attributable to:
Non-controlling interests	$–	$–	$1	$–	$2
Equity shareholders (a)	129	128	116	257	229
Efficiency ratio	72.7%	72.2%	72.2%	72.4%	71.1%
Return on equity (2)	23.0%	23.0%	22.4%	23.0%	22.4%
Charge for economic capital (2) (b)	$(67)	$(67)	$(63)	$(134)	$(125)
Economic profit (2) (a+b)	$62	$61	$53	$123	$104
Full-time equivalent employees	4,256	4,234	4,108	4,256	4,108
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $129 million, up $12 million from the same quarter last year, primarily due to higher revenue, partially offset by higher non-interest expenses.

Net income was comparable with the prior quarter.

Net income for the six months ended April 30, 2015 was $257 million, up $26 million from the same period in 2014, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $67 million or 12% from the same quarter last year.

Retail brokerage revenue was up $20 million, primarily due to higher fee-based revenue, partially offset by lower commission revenue.

Asset management revenue was up $36 million, primarily due to higher AUM driven by market appreciation and higher net sales of long-term mutual funds.

Private wealth management revenue was up $11 million, primarily due to higher AUM driven by net flows and market appreciation.

Revenue was down $4 million or 1% from the prior quarter.

Retail brokerage revenue was up $10 million, primarily due to higher new issue volumes and higher fee-based revenue.

Asset management revenue was up $9 million, primarily due to higher AUM driven by market appreciation and higher net sales of long-term mutual funds, and higher contribution from our equity-accounted investment in American Century Investments.

Private wealth management revenue was down $23 million, as the prior quarter included annual performance fees earned in Atlantic Trust.

Revenue for the six months ended April 30, 2015 was up $184 million or 18% from the same period in 2014.

Retail brokerage revenue was up $38 million, primarily due to higher fee-based revenue, partially offset by lower commission revenue.

Asset management revenue was up $72 million, primarily due to higher AUM driven by market appreciation and higher net sales of long-term mutual funds.

Private wealth management revenue was up $74 million, primarily due to the inclusion of two full quarters of Atlantic Trust results in the current period, and annual performance fees earned in Atlantic Trust.

Non-interest expenses

Non-interest expenses were up $52 million or 13% from the same quarter last year, primarily due to higher performance-based compensation and other employee-related costs.

Non-interest expenses were comparable with the prior quarter.

Non-interest expenses for the six months ended April 30, 2015 were up $148 million or 20% from the same period in 2014, primarily due to the inclusion of two full quarters of Atlantic Trust results in the current period, and higher performance-based compensation.

Income taxes

Income taxes were up $5 million from the same quarter last year primarily due to higher income.

Income taxes were down $4 million from the prior quarter primarily due to the impact of changes in the proportion of income subject to varying rates of tax.

Income taxes for the six months ended April 30, 2015 were up $11 million from the same period in 2014 primarily due to higher income.

12	CIBC SECOND QUARTER 2015

Wholesale Banking

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Results(1)

		For the three months ended		For the six months ended
$ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Revenue
Capital markets	$417	$395	$331	$812	$661
Corporate and investment banking	259	302	275	561	525
Other	(15)	9	–	(6)	100
Total revenue (2)	661	706	606	1,367	1,286
Provision for (reversal of) credit losses	(1)	14	21	13	23
Non-interest expenses	337	328	318	665	647
Income before taxes	325	364	267	689	616
Income taxes (2)	75	89	54	164	139
Net income	$250	$275	$213	$525	$477
Net income attributable to:
Equity shareholders (a)	$250	$275	$213	$525	$477
Efficiency ratio (2)	51.0%	46.5%	52.6%	48.7%	50.3%
Return on equity (3)	38.5%	42.5%	36.0%	40.5%	40.5%
Charge for economic capital (3) (b)	$(79)	$(78)	$(73)	$(157)	$(146)
Economic profit (3) (a+b)	$171	$197	$140	$368	$331
Full-time equivalent employees	1,284	1,292	1,248	1,284	1,248
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $112 million for the quarter ended April 30, 2015 (January 31, 2015: $148 million; April 30, 2014: $124 million) and $260 million for the six months ended April 30, 2015 (April 30, 2014: $234 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.
(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income for the quarter was $250 million, up $37 million from the same quarter last year, primarily due to higher revenue and a reversal of credit losses compared with a provision in the same quarter last year, partially offset by higher non-interest expenses.

Net income was down $25 million from the prior quarter, primarily due to lower revenue and higher non-interest expenses, partially offset by a reversal of credit losses compared with a provision in the prior quarter.

Net income for the six months ended April 30, 2015 was $525 million, up $48 million from the same period in 2014, primarily due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses.

Revenue

Revenue was up $55 million or 9% from the same quarter last year.

Capital markets revenue was up $86 million, primarily due to higher revenue from commodities, foreign exchange and interest rate trading, and higher revenue from underwriting and advisory activity.

Corporate and investment banking revenue was down $16 million, primarily due to lower investment portfolio gains, and lower revenue from U.S. real estate finance, partially offset by higher revenue from underwriting and advisory activity.

Other revenue was down $15 million, primarily due to mark-to-market losses on corporate loan hedges.

Revenue was down $45 million or 6% from the prior quarter.

Capital markets revenue was up $22 million, primarily due to higher interest rate and commodities trading revenue, and higher revenue from underwriting and advisory activity, partially offset by lower revenue from foreign exchange and equity derivatives trading.

Corporate and investment banking revenue was down $43 million, primarily due to lower investment portfolio gains, as the prior quarter included a gain on sale of an investment in our merchant banking portfolio, shown as an item of note, and lower revenue from corporate banking and U.S. real estate finance, partially offset by higher revenue from underwriting and advisory activity.

Other revenue was down $24 million, primarily due to mark-to-market losses on corporate loan hedges.

Revenue for the six months ended April 30, 2015 was up $81 million or 6% from the same period in 2014.

Capital markets revenue was up $151 million, primarily due to higher revenue from foreign exchange, commodities, equity derivatives and interest rate trading, and higher revenue from underwriting and advisory activity.

Corporate and investment banking revenue was up $36 million, primarily due to higher revenue from underwriting and advisory activity, and higher revenue from corporate banking, partially offset by lower investment portfolio gains. The current period included the gain in our merchant banking portfolio noted above.

Other revenue was down $106 million, as the same period last year included a gain on the sale of an equity investment in our exited European leveraged finance portfolio, shown as an item of note.

Provision for credit losses

Reversal of credit losses of $1 million compared with a provision for credit losses of $21 million in the same quarter last year, as the same quarter last year included losses in our exited U.S. leveraged finance portfolio, shown as an item of note.

Reversal of credit losses of $1 million compared with a provision for credit losses of $14 million in the prior quarter, primarily due to lower losses in our U.S. real estate finance portfolio.

CIBC SECOND QUARTER 2015	13

Provision for credit losses for the six months ended April 30, 2015 was down $10 million from the same period in 2014, as the same period last year included losses in our exited U.S. leveraged finance portfolio, shown as an item of note. The current period included higher losses in our U.S. real estate finance portfolio.

Non-interest expenses

Non-interest expenses were up $19 million or 6% from the same quarter last year, primarily due to higher spending on strategic initiatives and employee-related costs.

Non-interest expenses were up $9 million or 3% from the prior quarter, primarily due to higher performance-based compensation.

Non-interest expenses for the six months ended April 30, 2015 were up $18 million or 3% from the same period in 2014, primarily due to higher spending on strategic initiatives and employee-related costs, partially offset by lower performance-based compensation.

Income taxes

Income taxes were up $21 million from the same quarter last year due to higher income.

Income taxes were down $14 million from the prior quarter due to lower income.

Income taxes for the six months ended April 30, 2015 were up $25 million from the same period in 2014, primarily due to higher income.

Canadian federal budget

The 2015 Canadian federal budget, released on April 21, 2015, contains new rules for “synthetic equity arrangements”. These rules, if enacted, would eliminate the tax-deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances effective November 1, 2015. The proposed rules are complex and CIBC is currently evaluating the impact on Wholesale Banking.

Structured credit run-off business

The results of the structured credit run-off business are included in the Wholesale Banking SBU.

Results

	For the three months ended			For the six months ended
$ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Net interest expense	$(6)	$(3)	$(10)	$(9)	$(23)
Trading income (loss)	–	(8)	24	(8)	29
Designated at fair value (FVO) losses	(2)	–	(17)	(2)	(19)
Other income	1	–	–	1	–
Total revenue	(7)	(11)	(3)	(18)	(13)
Non-interest expenses	1	1	1	2	2
Loss before taxes	(8)	(12)	(4)	(20)	(15)
Income taxes	(3)	(3)	(1)	(6)	(4)
Net loss	$(5)	$(9)	$(3)	$(14)	$(11)

Net loss for the quarter was $5 million (US$5 million), compared with $3 million (US$3 million) for the same quarter last year and a net loss of $9 million (US$8 million) for the prior quarter. The net loss for the six months ended April 30, 2015 was $14 million (US$12 million), compared with $11 million (US$10 million) for the same period in 2014.

Net loss for the quarter was mainly due to net interest expense and a decrease in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost), resulting from an increase in the mark-to-market (MTM) of underlying positions. These were partially offset by a reduction in the credit valuation adjustment (CVA) relating to financial guarantors.

Position summary

The following table summarizes our positions within the structured credit run-off business:

US$ millions, as at April 30, 2015		Investments and loans (1)			Written credit derivatives, liquidity and credit facilities		Credit protection purchased from
							Financial guarantors		Other counterparties
	Notional	Fair value of trading, AFS and FVO securities	Fair value of securities classified as loans	Carrying value of securities classified as loans	Notional	Fair value of written credit derivatives	Notional	Fair value net of CVA	Notional	Fair value net of CVA
USRMM – CDO	$–	$–	$–	$–	$176	$122	$–	$–	$176	$122
CLO	1,099	1	1,070	1,070	822	7	1,794	14	–	–
Corporate debt	–	–	–	–	3,693	2	–	–	3,693	3
Other	480	322	21	20	294	32	18	3	–	–
Unmatched	–	–	–	–	–	–	–	–	414	–
	$1,579	$323	$1,091	$1,090	$4,985	$163	$1,812	$17	$4,283	$125
October 31, 2014	$1,969	$369	$1,415	$1,417	$5,679	$192	$2,352	$27	$4,656	$154
(1)	Excluded from the table above are equity available-for-sale (AFS) securities that we obtained in consideration for commutation of our U.S. residential mortgage market (USRMM) contracts with financial guarantors with a carrying value of US$21 million (October 31, 2014: US$23 million).

14	CIBC SECOND QUARTER 2015

USRMM – collateralized debt obligation (CDO)

Our net USRMM position, consisting of a written credit derivative, amounted to US$54 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.

Collateralized loan obligation (CLO)

CLO positions consist of senior tranches of CLOs backed by diversified pools of primarily U.S. (69%) and European-based (28%) senior secured leveraged loans. As at April 30, 2015, approximately 75% of the total notional amount of the CLO tranches was rated equivalent to AAA, 24% was rated the equivalent of AA+, and the remainder unrated. As at April 30, 2015, approximately 22% of the underlying collateral was rated equivalent to BB- or higher, 60% was rated between the equivalent of B+ and B-, 5% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions have a weighted-average life of 2.0 years and average subordination of 32%.

Corporate debt

Corporate debt exposure consists of a large matched super senior derivative, where CIBC has purchased and sold credit protection on the same reference portfolio. The reference portfolio consists of highly diversified, predominantly investment grade corporate credit. Claims on these contracts do not occur until cumulative credit default losses from the reference portfolio exceed 30% during the remaining 20-month term of the contract. On this reference portfolio, we have sold protection to an investment dealer.

Other

Our significant positions in the Investments and loans section within Other, as at April 30, 2015, include:

•	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$240 million and a fair value of US$228 million, tracking notes classified as AFS with a notional value of US$4 million and a fair value of US$2 million, and loans with a notional value of US$54 million and fair value and carrying value of nil. These notes were originally received in exchange for our non-bank sponsored asset-backed commercial paper (ABCP) in January 2009, upon the ratification of the Montreal Accord restructuring;
•	US$107 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as FVO securities and had a fair value of US$86 million; and
•	US$22 million notional value of an asset-backed security (ABS) classified as a loan, with a fair value of US$21 million and carrying value of US$20 million.

Our significant positions in the written credit derivatives, liquidity and credit facilities section within Other, as at April 30, 2015, include:

•	US$226 million notional value of written credit derivatives with a fair value of US$32 million, on inflation-linked notes, and CDO tranches with collateral consisting of non-U.S. residential mortgage-backed securities and TruPs; and
•	US$48 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.

Unmatched

The underlying in our unmatched position is a reference portfolio of corporate debt.

Credit protection purchased from financial guarantors and other counterparties

The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s (S&P) and/or Moody’s Investors Service (Moody’s)), and the underlying referenced assets.

	Notional amounts of referenced assets						Credit protection purchased from financial guarantors and other counterparties
US$ millions, as at April 30, 2015	CLO	Corporate debt	CDO - USRMM	Other	Unmatched	Total notional	Fair value before CVA	CVA	Fair value net of CVA
Financial guarantors (1)
Investment grade	$1,129	$–	$–	$18	$–	$1,147	$16	$(2)	$14
Unrated	665	–	–	–	–	665	5	(2)	3
	1,794	–	–	18	–	1,812	21	(4)	17
Other counterparties (1)
Investment grade	–	10	176	–	–	186	122	–	122
Unrated	–	3,683	–	–	414	4,097	3	–	3
	–	3,693	176	–	414	4,283	125	–	125
	$1,794	$3,693	$176	$18	$414	$6,095	$146	$(4)	$142
October 31, 2014	$2,370	$3,952	$212	$30	$444	$7,008	$188	$(7)	$181
(1)	In cases where more than one credit rating agency provides ratings and those ratings differ, we use the lowest rating.

The unrated other counterparty is a Canadian conduit. The conduit is in compliance with collateral posting arrangements and has posted collateral exceeding current market exposure. The fair value of the collateral as at April 30, 2015 was US$249 million relative to US$3 million of net exposure.

CIBC SECOND QUARTER 2015	15

Corporate and Other

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly CIBC FirstCaribbean, strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

Results(1)

	For the three months ended			For the six months ended
$ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Revenue
International banking	$163	$161	$146	$324	$300
Other	(82)	(120)	(72)	(202)	(29)
Total revenue (2)	81	41	74	122	271
Provision for credit losses	11	9	135	20	142
Non-interest expenses	262	364	659	626	903
Loss before taxes	(192)	(332)	(720)	(524)	(774)
Income taxes (2)	(141)	(202)	(150)	(343)	(257)
Net loss	$(51)	$(130)	$(570)	$(181)	$(517)
Net income (loss) attributable to:
Non-controlling interests	$4	$3	$(12)	$7	$(10)
Equity shareholders	(55)	(133)	(558)	(188)	(507)
Full-time equivalent employees	16,769	16,689	16,245	16,769	16,245
(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
(2)	TEB adjusted. See footnote 2 in “Wholesale Banking” section for additional details.

Financial overview

Net loss for the quarter was $51 million, compared with a net loss of $570 million in the same quarter last year, primarily due to lower non-interest expenses and a lower provision for credit losses.

Net loss was down $79 million from the prior quarter, primarily due to lower non-interest expenses and higher revenue.

Net loss for the six months ended April 30, 2015 was $181 million, compared with a net loss of $517 million in the same period last year, primarily due to lower non-interest expenses and a lower provision for credit losses, partially offset by lower revenue.

Revenue

Revenue was up $7 million or 9% from the same quarter last year.

International banking revenue was up $17 million, due to favourable foreign exchange rates.

Other revenue was down $10 million, due to lower treasury revenue, partially offset by a lower TEB adjustment.

Revenue was up $40 million or 98% from the prior quarter.

International banking revenue was comparable with the prior quarter.

Other revenue was up $38 million, primarily due to a lower TEB adjustment.

Revenue for the six months ended April 30, 2015 was down $149 million or 55% from the same period in 2014.

International banking revenue was up $24 million, primarily due to favourable foreign exchange rates.

Other revenue was down $173 million, as the same period last year included the gain relating to the Aeroplan transactions with Aimia and TD, shown as an item of note. The current period included lower treasury revenue and a higher TEB adjustment.

Provision for credit losses

Provision for credit losses was down $124 million from the same quarter last year, as the same quarter last year included loan losses relating to CIBC FirstCaribbean, shown as an item of note.

Provision for credit losses was comparable with the prior quarter.

Provision for credit losses for the six months ended April 30, 2015 was down $122 million from the same period in 2014, as the same period last year included loan losses relating to CIBC FirstCaribbean, partially offset by a reduction in the collective allowance, including lower estimated credit losses relating to the Alberta floods, both shown as items of note.

Non-interest expenses

Non-interest expenses were down $397 million or 60% from the same quarter last year, as the same quarter last year included the goodwill impairment charge relating to CIBC FirstCaribbean, shown as an item of note.

Non-interest expenses were down $102 million or 28% from the prior quarter, as the prior quarter included restructuring charges relating to employee severance, shown as an item of note.

Non-interest expenses for the six months ended April 30, 2015 were down $277 million or 31% from the same period in 2014, as the same period last year included the goodwill impairment charge noted above, while the current period included the restructuring charges noted above.

Income taxes

Income tax benefit was down $9 million from the same quarter last year. No tax recovery was booked in the same quarter last year in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

Income tax benefit was down $61 million from the prior quarter, primarily due to a lower loss, including a lower TEB adjustment.

Income tax benefit for the six months ended April 30, 2015 was up $86 million from the same period in 2014, primarily due to a higher TEB adjustment. No tax recovery was booked in the prior year period in respect of the CIBC FirstCaribbean goodwill impairment charge and loan losses.

16	CIBC SECOND QUARTER 2015

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at	2015 Apr. 30	2014 Oct. 31
Assets
Cash and deposits with banks	$17,719	$13,547
Securities	58,687	59,542
Securities borrowed or purchased under resale agreements	41,774	36,796
Loans and acceptances, net of allowance	276,543	268,240
Derivative instruments	26,746	20,680
Other assets	17,734	16,098
	$439,203	$414,903
Liabilities and equity
Deposits	$341,188	$325,393
Obligations related to securities lent or sold short or under repurchase agreements	22,645	23,764
Derivative instruments	30,468	21,841
Other liabilities	21,153	20,144
Subordinated indebtedness	3,868	4,978
Equity	19,881	18,783
	$439,203	$414,903

Assets

As at April 30, 2015, total assets were up by $24.3 billion or 6% from October 31, 2014, of which an increase of approximately $5 billion was the result of appreciation of the U.S. dollar.

Cash and deposits with banks increased by $4.2 billion or 31%, mainly due to higher treasury deposit placements.

Securities decreased by $855 million or 1%, primarily due to a decrease in AFS securities, partially offset by an increase in trading securities. AFS securities decreased primarily due to lower Canadian government securities, partially offset by an increase in U.S. Treasury and agencies securities. Trading securities increased primarily in corporate equities, partially offset by a decrease in Canadian government securities.

Securities borrowed or purchased under resale agreements increased by $5.0 billion or 14%, primarily due to normal business activity.

Net loans and acceptances increased by $8.3 billion or 3%. Business and government loans and acceptances were up by $3.9 billion, largely due to an increase in our domestic lending portfolio and the impact of foreign exchange. Residential mortgages were up by $3.7 billion, primarily due to growth in CIBC brand mortgages, partially offset by attrition in the exited FirstLine mortgage broker business.

Derivative instruments increased by $6.1 billion or 29%, largely driven by an increase in foreign exchange, interest rate and other commodities derivative valuations.

Other assets increased by $1.6 billion or 10%, primarily due to an increase in collateral pledged for derivatives.

Liabilities

As at April 30, 2015, total liabilities were up by $23.2 billion or 6% from October 31, 2014, of which an increase of approximately $5 billion was the result of appreciation of the U.S. dollar.

Deposits increased by $15.8 billion or 5%, primarily due to domestic retail volume growth, the impact of foreign exchange, and higher wholesale funding. Further details on the composition of deposits are provided in Note 7 to the interim consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements decreased by $1.1 billion or 5%, primarily due to client-driven activities.

Derivative instruments increased by $8.6 billion or 39%, largely driven by an increase in foreign exchange, interest rate and other commodities derivative valuations.

Other liabilities increased by $1.0 billion or 5%, mainly due to an increase in acceptances.

Subordinated indebtedness decreased by $1.1 billion or 22%, primarily due to a redemption during the year. See the “Significant capital management activity” section for further details.

Equity

As at April 30, 2015, equity increased by $1.1 billion or 6% from October 31, 2014, primarily due to a net increase in retained earnings. During the year, CIBC redeemed and issued preferred shares. See the “Significant capital management activity” section for further details.

CIBC SECOND QUARTER 2015	17

Capital resources

We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details on capital resources, see pages 30 to 38 of the 2014 Annual Report.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI) which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI mandated all institutions to have established a target CET1 ratio of 7%, comprised of the 2019 all-in minimum ratio plus a conservation buffer, effective the first quarter of 2013. For the Tier 1 and Total capital ratios, the all-in targets are 8.5% and 10.5%, respectively, effective the first quarter of 2014. These targets may be higher for certain institutions if OSFI feels the circumstances warrant it. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital are phased in at 20% per year from 2014 for the determination of capital under the transitional rules. Amounts not yet deducted from capital under OSFI’s transitional rules are risk weighted, creating a difference between RWAs on a transitional and all-in basis.

OSFI has released its guidance on domestic systemically important banks (D-SIBs) and the associated capital surcharge. CIBC is considered to be a D-SIB in Canada along with the Bank of Montreal, the Bank of Nova Scotia, the National Bank of Canada, the Royal Bank of Canada, and the Toronto-Dominion Bank. D-SIBs will be subject to a 1% CET1 surcharge commencing January 1, 2016.

Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to our financial statements is described in Note 1 of the 2014 annual consolidated financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. CIBC Life Insurance Company Limited is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows.

Transitional basis (BCBS)	All-in basis (OSFI)

CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in credit risk), and qualifying instruments issued by a consolidated subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. Additional Tier 1 capital primarily includes non-viability contingent capital (NVCC) preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying preferred shares and innovative Tier 1 notes, which are subject to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

18	CIBC SECOND QUARTER 2015

Regulatory capital

$ millions, as at	2015 Apr. 30	2014 Oct. 31
Transitional basis
CET1 capital	$18,014	$17,496
Tier 1 capital	19,668	18,720
Total capital	23,591	23,281
RWA	154,328	155,148
CET1 ratio	11.7%	11.3%
Tier 1 capital ratio	12.7%	12.1%
Total capital ratio	15.3%	15.0%
ACM	n/a	17.7	x
All-in basis
CET1 capital	$15,866	$14,607
Tier 1 capital	18,551	17,300
Total capital	22,484	21,989
CET1 capital RWA	146,951	141,250
Tier 1 capital RWA	147,173	141,446
Total capital RWA	147,364	141,739
CET1 ratio	10.8%	10.3%
Tier 1 capital ratio	12.6%	12.2%
Total capital ratio	15.3%	15.5%
n/a	Not applicable.

CET1 ratio (All-in basis)

On an all-in basis, the CET1 ratio increased from October 31, 2014 to April 30, 2015. The increase in CET1 capital, which was partially offset by an increase in CET1 capital RWAs, was the result of internal capital generation (net income less dividends), higher AOCI and a decrease in regulatory capital deductions such as items subject to threshold limits. CET1 capital RWAs increased $5.7 billion from October 31, 2014 to April 30, 2015 due primarily to foreign exchange movement, increased business-related exposures and capital model parameter updates.

Basel III leverage ratio

The Basel III capital reforms included a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements. On January 12, 2014, the BCBS issued the full text of its leverage ratio framework.

The leverage ratio is defined as the Capital Measure (Tier 1 capital) divided by the Exposure Measure. The Exposure Measure includes the sum of:

(i)	On-balance sheet assets;
(ii)	Adjustments for securities financing transaction exposures with a limited form of netting available if certain conditions are met;
(iii)	Derivative exposures as specified under the rules; and
(iv)	Other off-balance sheet exposures, such as credit commitments and direct credit substitutes, converted into credit exposure equivalents using Basel Standardized Approach credit conversion factors.

Items deducted from Tier 1 capital will be excluded from the Exposure Measure.

On October 30, 2014, OSFI issued the final “Leverage Requirements Guideline” outlining the implementation of the Basel III leverage ratio framework in Canada effective November 2014. The Basel III leverage ratio replaces the assets-to-capital multiple (ACM) test. Federally regulated deposit-taking institutions are expected to have Basel III leverage ratios that meet or exceed 3%.

The BCBS requires banks to disclose their leverage ratio beginning in 2015. The document states that the BCBS will continue to test whether a minimum requirement of 3% for the leverage ratio is appropriate. Any final adjustments to the rule will be made by 2017, for implementation on January 1, 2018. Information on CIBC’s leverage ratio as at April 30, 2015 is included in the table below.

$ millions, as at		2015 Apr. 30	2015 Jan. 31
Transitional basis
Tier 1 capital	A	$19,668	$19,199
Leverage ratio exposure	B	474,957	472,782
Leverage ratio	A/B	4.1%	4.1%
All-in basis
Tier 1 capital	C	$18,551	$17,771
Leverage ratio exposure	D	474,276	471,937
Leverage ratio	C/D	3.9%	3.8%

Leverage ratio (All-in basis)

On an all-in basis, the leverage ratio improved by 0.1% compared with January 31, 2015. The improvement was driven by higher Tier 1 capital, primarily due to internal capital generation and lower regulatory capital deductions. This was partially offset by higher leverage ratio exposure, driven by higher on-balance sheet exposures and securities financing transaction exposures, mostly offset by lower derivative exposures.

Continuous enhancement to risk-based capital requirements

The BCBS continues to publish proposals for changes to the existing risk-based capital requirements (see page 31 of the 2014 Annual Report), with the objective of clarifying and increasing the capital requirements for certain business activities.

During December 2014, the BCBS finalized revisions to the securitization framework, which aim to strengthen the capital standards for securitization exposures, with an effective date of January 2018.

The BCBS has announced its intention to improve the consistency and comparability of bank capital ratios by reducing excessive variability in RWA calculations, and issued two consultative documents in December 2014 to promote this objective. “Revisions to the standardized approach for credit risk” proposes to reduce reliance on external credit ratings, increase risk sensitivity, reduce national discretion, strengthen the link between the standardized approach and the internal ratings-based approach, and enhance comparability across banks. “Capital floors: the design of a framework based on

CIBC SECOND QUARTER 2015	19

standardized approaches” focuses on the concept of the capital floor, which is designed to mitigate model risk and measurement errors stemming from internal models, to address excessive variability in RWA calculations between banks.

A consultative document, which includes proposals to improve the operational risk capital framework, was released in October 2014. In order to address weaknesses identified in the existing approaches, a new standardized approach would replace the current non-model-based approaches and update risk indicators for determining operational risk capital requirements.

CIBC will continue to monitor and prepare for developments in these areas.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued the final standard for “Revised Pillar 3 disclosure requirements”. The document sets out the first phase of a two-phase project by the BCBS to replace existing Pillar 3 disclosure requirements for credit (including counterparty credit), market, operational, interest rate and securitization risks. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital.

CIBC continues to monitor the requirements and prepare for developments in this area.

Taxpayer Protection and Bank Recapitalization Regime

The 2015 Canadian federal budget, released on April 21, 2015, confirmed the Government of Canada’s intention to implement a Taxpayer Protection and Bank Recapitalization (bail-in) regime. Although the budget paper did not include details of implementation, the key features noted were largely consistent with the August 1, 2014 consultation paper, ”Taxpayer Protection and Bank Recapitalization Regime: Consultation Paper”. The overarching policy objective of the bail-in regime is to preserve financial stability while protecting taxpayers in the event of a large bank (D-SIB) failure. The bail-in regime is designed to enable the expedient conversion, in whole or in part, of certain bank liabilities (bail-in debt) into common equity, thus ensuring that the D-SIB emerges from conversion as adequately capitalized. Further details of the consultation paper are available on page 31 of the 2014 Annual Report.

Significant capital management activity

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares have been purchased under this bid.

Dividends

On May 27, 2015, the Board of Directors approved an increase in our quarterly common share dividend from $1.06 per share to $1.09 per share for the quarter ending July 31, 2015.

Our quarterly common share dividend was increased from $1.03 per share to $1.06 per share for the quarter ended April 30, 2015.

Preferred shares

On April 30, 2015, we redeemed all 13,232,342 Class A Preferred Shares Series 29 with a par value and redemption price of $25.00 per share for cash.

On January 31, 2015, we redeemed all of our 12 million Class A Preferred Shares Series 27 with a par value and redemption price of $25.00 per share for cash.

On March 11, 2015, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

All of the Series 39, Series 40, Series 41, Series 42, Series 43 and Series 44 shares (the preferred shares) include an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the preferred shares would be 200 million shares.

In addition to our preferred shares, our 3% Debentures due October 28, 2024 (NVCC) also include an NVCC provision, necessary to qualify as Tier 2 regulatory capital under Basel III. Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement)

20	CIBC SECOND QUARTER 2015

subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Excluding the impact of accrued interest (if any), the maximum number of common shares issuable on conversion of the Debentures would be 300 million shares.

The occurrence of a Trigger Event would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 56% based on the number of CIBC common shares outstanding as at April 30, 2015.

Subordinated debt

On April 30, 2015, we redeemed all $1.1 billion of our 4.11% Debentures (subordinated indebtedness) due April 30, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On January 14, 2015, we purchased and cancelled $25 million (US$21 million) of our Floating Rate Debenture Notes Due 2084.

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of a commercial mortgage securitization trust.

We utilize a single-seller conduit and several CIBC-sponsored multi-seller conduits (collectively, the conduits) to fund assets for clients in Canada.

We earn fees for providing services related to the non-consolidated commercial mortgage securitization trust and single-seller and multi-seller conduits, such as back-stop liquidity facilities, distribution, transaction structuring, and conduit and transaction administration. These fees totalled $7 million in the second quarter of 2015 ($5 million for the same quarter last year and $6 million for the prior quarter). Fees for the six months ended April 30, 2015 were $13 million ($9 million for the six months ended April 30, 2014). All fees earned in respect of activities with the conduits are on a market basis.

As at April 30, 2015, the underlying collateral for various asset types in our non-consolidated sponsored multi-seller conduits amounted to $3.1 billion (October 31, 2014: $2.7 billion). The estimated weighted-average life of these assets was 1.1 years (October 31, 2014: 1.1 years). Our holding of commercial paper issued by our non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors was $47 million (October 31, 2014: $4 million). Our committed backstop liquidity facilities to these conduits were $4.5 billion (October 31, 2014: $4.0 billion). We also provided credit facilities of $30 million (October 31, 2014: $30 million) to these conduits.

We participate in a syndicated facility for a three-year commitment of $575 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $105 million (October 31, 2014: $105 million). As at April 30, 2015, we funded $86 million (October 31, 2014: $81 million) through the issuance of bankers’ acceptances and prime loans.

$ millions, as at	2015 Apr. 30				2014 Oct. 31
	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investment and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$133	$3,141	(3)	$–	$85	$2,708	(3)	$–
Third-party structured vehicles – continuing	2,024	878		–	2,372	833		–
Pass-through investment structures	713	–		–	2,019	–		–
Commercial mortgage securitization trust	13	–		–	10	–		–
CIBC Capital Trust	7	75		–	7	72		–
CIBC-managed investment funds	5	–		–	20	–		–
CIBC-structured CDO vehicles	10	26		25	28	35		64
Third-party structured vehicles – run-off	2,154	57		1,276	2,436	84		1,597
(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $1.7 billion (October 31, 2014: $1.9 billion) of the exposures related to CIBC-structured vehicles and third-party structured vehicles – structured credit run-off were hedged.
(2)	Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the interim consolidated balance sheet was $213 million (October 31, 2014: $241 million). Notional of $1.2 billion (October 31, 2014: $1.5 billion) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $156 million (October 31, 2014: $182 million). An additional notional of $52 million (October 31, 2014: $52 million) was hedged through a limited recourse note. Accumulated fair value losses were $2 million (October 31, 2014: $4 million) on unhedged written credit derivatives.
(3)	Excludes an additional $1.3 billion (October 31, 2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

Additional details of our structured entities (SEs) are provided in Note 6 to the interim consolidated financial statements. Details of our other off-balance sheet arrangements are provided on pages 38 and 39 of the 2014 Annual Report.

CIBC SECOND QUARTER 2015	21

Management of risk

Our approach to management of risk has not changed significantly from that described on pages 40 to 72 of the 2014 Annual Report. Certain disclosures in this section have been shaded as they are required under IFRS 7 “Financial Instruments – Disclosures” and form an integral part of the interim consolidated financial statements.

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impacts allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving success in CIBC’s overall strategic imperative of delivering consistent and sustainable performance over the long term while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and our risk management framework.

Our risk management framework includes:

•	Board-approved risk appetite statements at the CIBC and SBU level;
•	Risk policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)	CIBC’s lines of business are responsible for all risks associated with their activities – this is the first line of defence;
(ii)	As the second line of defence, CIBC’s Risk Management, Compliance and other Control functions are responsible for independent oversight of the enterprise-wide risks inherent in CIBC’s business activities; and
(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and discussion of risk management strategies across the organization.

Additional information on our risk management structure, risk management process and risk culture are provided on pages 40 to 46 of the 2014 Annual Report.

Risk governance structure

There were changes made during the year to our risk governance structure. The current structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management, Audit and Corporate Governance committees, described below.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.

22	CIBC SECOND QUARTER 2015

Corporate Governance Committee: The primary function of the Corporate Governance Committee is to assist the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following committees:

•	Global Asset Liability Committee (GALCo): This committee, which comprises members from the ExCo and senior Treasury and Risk Management executives, provides oversight regarding capital management and liquidity management. It also provides strategic direction regarding structural interest rate and foreign exchange risk postures. GALCo is supported by four sub-committees – Liquidity Risk Management Committee, Asset Liability Management Committee, Capital Management Committee, and Funds Transfer Pricing Committee – that are composed of senior executives with business and oversight responsibilities for the respective activities.
•	Global Risk Committee (GRC): This committee, which comprises the ExCo and senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite and risk strategies; monitoring risk profile against risk appetite, reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the main top and emerging risks that we consider with potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, the sophistication of non-traditional competitors in the payments industry, cyber threats and the associated disintermediation, financial, reputation and business interruption risks have also increased.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber resilience that prevents, detects and responds to threats such as data breaches, unauthorized access and denial of service attacks.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC continues to develop new applications, controls and processes to protect our market position, systems and client information from disintermediation, damage and unauthorized disclosure. CIBC monitors the changing environment globally, including cyber threats and mitigation strategies. In addition, we benchmark against best practices and provide regular updates to the Board.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. However, CIBC has developed and continues to refine approaches to minimize the impact of any incidents that may occur.

Geo-political risk

The level of geo-political risk escalates at certain points in time. Currently, attention is focused on political tensions in the Middle East with their potential impact on oil prices and the conflict between Russia and Ukraine and its implications for global financial stability. In addition, the possibility of a referendum on the United Kingdom’s membership in the European Union could have destabilizing effects on financial markets.

While the specific impact on the global economy would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices, could have serious negative implications for general economic and banking activities.

While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Declining oil prices

Oil prices have stabilized somewhat since their rapid decline following OPEC’s announcement in November 2014 that it would no longer play the role of swing producer to correct global supply imbalances emanating from increased global production, at a time of muted global economic growth. Lower oil prices have placed pressure on corporate margins, which, in turn, have resulted in reduced Canadian tax revenues, particularly in Alberta. There is the added concern that the impact could extend beyond the oil and gas industry.

So far, we have not seen any significant stress in our oil and gas portfolio. However, a prolonged weakness in oil prices would become a more pressing concern. Clients are currently being assessed on the basis of our enhanced risk metrics and our portfolio is being monitored in a prudent manner. We continue to run our enterprise statistical stress tests at lower oil prices to determine potential direct losses, and have also conducted stress tests to assess the secondary impacts on our retail portfolio for Canada in general and Alberta in particular.

European sovereign debt crisis

The possibility of a European sovereign default has risen due to the uncertain outcome and impact of ongoing negotiations by the new Greek government with respect to its outstanding debt. While the European Central Bank’s outright monetary transactions programme and the recently implemented quantitative easing have reduced the pressure on peripheral bond yields, risks to the global financial markets from Europe’s sovereign debt crisis continue to be a concern. Unfavourable economic and political events are bringing the debt crisis into sharper focus, and have the ability to erode financial market confidence and mitigate any recovery in Eurozone growth.

We actively monitor and assess both the business and geo-political environment in Europe for adverse developments. Key to this is maintaining an active presence in the region to ensure that we are able to respond to both qualitative and quantitative data in a robust and timely manner. For additional details on our European credit risk exposure, see the “Exposure to certain countries and regions” section.

CIBC SECOND QUARTER 2015	23

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians have increased debt levels at a pace that has exceeded growth in their income. Most of the increase in household debt levels has been driven by higher levels of mortgage debt, which is tied to the Canadian housing market. While interest rates are expected to remain relatively low in the foreseeable future, concerns remain that an external shock could affect the ability of Canadians to repay their loans, potentially triggering a correction in the housing market, which in turn could result in credit losses to banks.

Currently, we qualify all variable rate mortgage borrowers using the Bank of Canada 5-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points. If there were an interest rate increase, our variable rate borrowers should be able to withstand some increase in the interest rate. We believe the risk of a severe housing crash that generates significant losses for mortgage portfolios is unlikely, but the risk associated with high levels of consumer debt would be a concern should the economy falter and unemployment rates increase. For additional details on our credit risk mitigation strategies and real estate secured lending, see the “Real estate secured personal lending” section in Credit risk.

China economic policy risk

After decades of double digit growth, China’s economy is currently on a slower growth trajectory. The annual expansion of 7.4% in 2014 was followed by a 7.0% increase in the first quarter of 2015, representing the weakest quarterly growth since early 2009. Further deceleration in the pace of activity is anticipated during the rest of the year. To ensure, however, that growth remains close to its targeted range of 6.5 - 7.0% for 2015, the Chinese leadership is expected to adopt measures to support the economy.

We continue to monitor economic policy both within the country and the region for signs of stress or directional change and have taken a prudent stance in addressing our tolerance for exposure to the country. We currently have little direct exposure to China, but any negative impact from the Chinese economic slowdown may affect clients that export to China, commodities in particular, and may raise the credit risk associated with our exposure to trading counterparties.

Regulatory developments

See the “Capital resources”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See Note 1 to the interim consolidated financial statements for additional information on accounting developments.

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at April 30, 2015:

(1)	Includes counterparty credit risk of $6,071 million.
(2)	Includes counterparty credit risk of $394 million.
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Includes investment risk.

24	CIBC SECOND QUARTER 2015

Credit risk

Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises mainly from our Retail and Business Banking and our Wholesale lending businesses. Other sources of credit risk include our trading activities, including our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our asset.

Exposure to credit risk

$ millions, as at	2015 Apr. 30	2014 Oct. 31
Business and government portfolios – advanced internal ratings-based (AIRB) approach
Drawn	$92,360	$84,493
Undrawn commitments	41,659	40,155
Repo-style transactions	78,932	69,702
Other off-balance sheet	83,469	68,604
OTC derivatives	14,509	12,626
Gross exposure at default (EAD) on business and government portfolios	310,929	275,580
Less: repo collateral	69,730	63,718
Net EAD on business and government portfolios	241,199	211,862
Retail portfolios – AIRB approach
Drawn	204,165	200,206
Undrawn commitments	71,157	68,085
Other off-balance sheet	321	306
Gross EAD on retail portfolios	275,643	268,597
Standardized portfolios	12,611	12,017
Securitization exposures	14,968	14,990
Gross EAD	$614,151	$571,184
Net EAD	$544,421	$507,466

Oil and gas exposure

The following table provides a breakdown of our exposure to the Oil and gas industry under the AIRB approach. Of these exposures, 77% are investment grade based on our internal risk rating, which incorporates security pledged (equivalent to S&P/Moody’s rating of BBB-/Baa3 and higher).

$ millions, as at April 30, 2015	Drawn	Undrawn commitments	Other off- balance sheet	OTC derivatives	Total
Exploration and production	$4,596	$4,247	$264	$532	$9,639
Midstream	713	1,897	55	292	2,957
Downstream	101	474	54	2	631
Integrated	44	1,551	289	132	2,016
Oil and gas services	416	226	33	1	676
Petroleum distribution	396	313	32	23	764
	$6,266	$8,708	$727	$982	$16,683

Forbearance policy

We employ forbearance techniques to manage customer relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new customers with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

During the quarter and six months ended April 30, 2015, $26 million and $27 million, respectively ($48 million and $68 million for the quarter and six months ended April 30, 2014, respectively) of loans have undergone TDR.

CIBC SECOND QUARTER 2015	25

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages and personal loans and lines secured by residential property (HELOC). This portfolio is low risk as we have a first charge on the majority of the properties, and second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at April 30, 2015	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario	$48.4	66%	$24.5	34%	$9.8	100%	$48.4	59%	$34.3	41%
British Columbia and territories	19.1	60	12.9	40	3.9	100	19.1	53	16.8	47
Alberta	17.1	72	6.5	28	2.7	100	17.1	65	9.2	35
Quebec	7.8	69	3.6	31	1.5	100	7.8	61	5.1	39
Central prairie provinces	5.2	73	1.9	27	0.9	100	5.2	65	2.8	35
Atlantic provinces	6.1	76	1.9	24	0.8	100	6.1	69	2.7	31
Canadian portfolio (2)(3)	103.7	67	51.3	33	19.6	100	103.7	59	70.9	41
International portfolio (2)	–	–	2.3	100	–	–	–	–	2.3	100
Total portfolio	$103.7	66%	$53.6	34%	$19.6	100%	$103.7	59%	$73.2	41%
October 31, 2014	$102.3	67%	$51.5	33%	$19.6	100%	$102.3	59%	$71.1	41%
(1)	We did not have any insured HELOCs as at April 30, 2015 and October 31, 2014.
(2)	Geographical allocation is based on the address of the property managed.
(3)	87% (October 31, 2014: 90%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by Dominion Bond Rating Service.

The average loan-to-value (LTV) ratios(1) for our uninsured Canadian residential mortgages and HELOCs originated during the quarter are provided in the following table. The average LTV ratio(1) of our uninsured international residential mortgages originated during the quarter was 68%. The newly originated HELOCs for our international portfolio for the periods provided in the table below were not material. We did not acquire uninsured residential mortgages and HELOCs from a third party for the periods presented in the table below.

	For the three months ended						For the six months ended
	2015 Apr. 30		2015 Jan. 31		2014 Apr. 30		2015 Apr. 30		2014 Apr. 30
	Residential mortgages	HELOC	Residential mortgages	HELOC	Residential mortgages (2)	HELOC	Residential mortgages	HELOC	Residential mortgages (2)	HELOC
Ontario	64%	69%	65%	70%	65%	70%	65%	70%	65%	70%
British Columbia and territories	61	65	62	65	61	66	61	65	61	66
Alberta	67	72	68	71	69	72	68	72	68	71
Quebec	67	72	67	73	67	72	67	72	67	72
Central prairie provinces	68	73	68	73	69	73	68	73	69	73
Atlantic provinces	71	73	71	73	71	72	71	73	71	73
Total Canadian portfolio (3)	64%	69%	65%	70%	65%	70%	65%	69%	65%	70%
(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Restated to conform to the methodology adopted in the prior period.
(3)	Geographical allocation is based on the address of the property managed.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
April 30, 2015 (1)	61%	61%
October 31, 2014 (1)	60%	60%
(1)	LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for April 30, 2015 and October 31, 2014 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of March 31, 2015 and September 30, 2014, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

The tables below summarize the remaining amortization profile of our total Canadian and international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments larger than the minimum contractual amount and/or higher frequency of payments.

Contractual payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio April 30, 2015	– %	1%	3%	9%	24%	51%	12%	– %
October 31, 2014	– %	1%	3%	9%	23%	48%	16%	– %
International portfolio April 30, 2015	7%	15%	25%	26%	17%	8%	2%	– %
October 31, 2014	7%	15%	25%	27%	17%	8%	1%	– %

26	CIBC SECOND QUARTER 2015

Current customer payment basis

	Less than 5 years	5-10 years	10-15 years	15-20 years	20-25 years	25-30 years	30-35 years	35 years and above
Canadian portfolio April 30, 2015	2%	6%	10%	14%	30%	33%	5%	– %
October 31, 2014	3%	6%	10%	14%	28%	31%	8%	– %
International portfolio April 30, 2015	7%	15%	25%	25%	17%	8%	2%	1%
October 31, 2014	7%	15%	24%	26%	17%	8%	2%	1%

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at April 30, 2015, our Canadian condominium mortgages were $17.6 billion (October 31, 2014: $17.1 billion) of which 69% (October 31, 2014: 70%) were insured. Our drawn developer loans were $1.0 billion (October 31, 2014: $1.0 billion) or 1.4% of our business and government portfolio, and our related undrawn exposure was $1.9 billion (October 31, 2014: $2.0 billion). The condominium developer exposure is diversified across 87 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as GDP, unemployment, bankruptcy rates, debt service ratios and delinquency trends, which are reflective of potential ranges of housing price declines, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables that are more severe than in the early 1980s and early 1990s when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Counterparty credit exposure

We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 12 of the 2014 annual consolidated financial statements.

The following table shows the rating profile of OTC derivative MTM receivables (after derivative master netting agreements, but before any collateral):

$ billions, as at		2015 Apr. 30		2014 Oct. 31
	Exposure (1)
Investment grade	$6.55	87.0%	$4.82	87.5%
Non-investment grade	0.89	11.8	0.66	12.0
Watchlist	0.07	0.9	0.01	0.2
Default	–	–	–	–
Unrated	0.02	0.3	0.02	0.3
	$7.53	100.0%	$5.51	100.0%
(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

The following table provides details of our impaired loans and allowances for credit losses:

							As at or for the three months ended						As at or for the six months ended
$ millions	2015 Apr. 30			2015 Jan. 31			2014 Apr. 30			2015 Apr. 30			2014 Apr. 30
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of period	$758	$803	$1,561	$700	$734	$1,434	$841	$746	$1,587	$700	$734	$1,434	$843	$704	$1,547
Classified as impaired during the period	40	298	338	37	288	325	46	291	337	77	586	663	111	643	754
Transferred to not impaired during the period	(4)	(25)	(29)	(2)	(21)	(23)	(2)	(31)	(33)	(6)	(46)	(52)	(5)	(51)	(56)
Net repayments	(33)	(65)	(98)	(22)	(54)	(76)	(50)	(54)	(104)	(55)	(119)	(174)	(135)	(114)	(249)
Amounts written-off	(16)	(225)	(241)	(28)	(193)	(221)	(34)	(214)	(248)	(44)	(418)	(462)	(56)	(469)	(525)
Recoveries of loans and advances
previously written-off	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(34)	(22)	(56)	73	49	122	(11)	(7)	(18)	39	27	66	32	18	50
Balance at end of period	$711	$764	$1,475	$758	$803	$1,561	$790	$731	$1,521	$711	$764	$1,475	$790	$731	$1,521
Allowance for impairment (1)
Balance at beginning of period	$377	$342	$719	$337	$307	$644	$348	$227	$575	$337	$307	$644	$323	$224	$547
Amounts written-off	(16)	(225)	(241)	(28)	(193)	(221)	(34)	(214)	(248)	(44)	(418)	(462)	(56)	(469)	(525)
Recoveries of amounts written-off
in previous periods	4	44	48	3	44	47	3	47	50	7	88	95	8	92	100
Charge to income statement	26	175	201	29	165	194	59	263	322	55	340	395	95	470	565
Interest accrued on impaired loans	(2)	(4)	(6)	(3)	(3)	(6)	(2)	(6)	(8)	(5)	(7)	(12)	(8)	(9)	(17)
Disposals of loans	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Foreign exchange and other	(20)	(9)	(29)	39	22	61	(6)	(12)	(18)	19	13	32	6	(3)	3
Balance at end of period	$369	$323	$692	$377	$342	$719	$368	$305	$673	$369	$323	$692	$368	$305	$673
Net impaired loans
Balance at beginning of period	$381	$461	$842	$363	$427	$790	$493	$519	$1,012	$363	$427	$790	$520	$480	$1,000
Net change in gross impaired	(47)	(39)	(86)	58	69	127	(51)	(15)	(66)	11	30	41	(53)	27	(26)
Net change in allowance	8	19	27	(40)	(35)	(75)	(20)	(78)	(98)	(32)	(16)	(48)	(45)	(81)	(126)
Balance at end of period	$342	$441	$783	$381	$461	$842	$422	$426	$848	$342	$441	$783	$422	$426	$848
Net impaired loans as a percentage of net loans and acceptances			0.28%			0.31%			0.33%			0.28%			0.33%
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent, and individual allowance.

CIBC SECOND QUARTER 2015	27

Gross impaired loans

As at April 30, 2015, gross impaired loans were $1,475 million, down $46 million from the same quarter last year, primarily due to decreases in the business services and transportation sectors in the U.S., partially offset by the impact of the U.S. dollar appreciation on our existing portfolio.

Gross impaired loans were down $86 million from the prior quarter, primarily due to decreases in the personal lending portfolio and the business services sector, as well as the impact of the U.S. dollar depreciation on our existing portfolio. These factors were partially offset by an impairment of one exposure in the oil and gas sector.

More than half of the gross impaired loans at the end of the current quarter were related to CIBC FirstCaribbean, for which residential mortgages, business services (e.g., tourism and hotels), and the real estate and construction sectors accounted for the majority.

Allowance for Impairment

Allowance for impairment was $692 million, up $19 million from the same quarter last year, mainly due to an increase in the real estate and construction sectors in both the U.S. and CIBC FirstCaribbean, partially offset by a net reduction in allowance across various sectors. Allowance for impairment was up in CIBC FirstCaribbean but down in Canada and the U.S.

Allowance for impairment was down $27 million from the prior quarter largely due to decreases in residential mortgages and various other portfolios, partially offset by an increase in the oil and gas sector. Allowance for impairment was slightly up in Canada but down in the U.S. and CIBC FirstCaribbean.

Exposure to certain countries and regions

Over the past several years, a number of countries in Europe experienced credit concerns. The following tables provide our exposure to European countries, both within and outside the Eurozone. We do not have any other exposure to Russia or Portugal, and minimal exposure to Greece through our SEs, as noted below.

We do not have material exposure to the countries in the Middle East and North Africa that have either experienced or may be at risk of unrest. We also do not have material exposure to the countries of West Africa impacted by the Ebola virus outbreak.

Direct exposures to certain countries and regions

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of individual allowances, if any), deposits with banks (stated at amortized cost net of individual allowances, if any) and securities (stated at fair value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of individual allowances, if any) and sold credit default swap (CDS) contracts where we do not benefit from subordination (stated at notional amount less fair value); and (C) derivative MTM receivables (stated at fair value) and repo–style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 91% (October 31, 2014: 90%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following tables provide a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at April 30, 2015	Corporate	Sovereign	Bank	Total funded (A)	Corporate		Bank	Total unfunded (B)
Austria	$–	$–	$–	$–	$–		$–	$–
Belgium	5	–	11	16	–		–	–
Finland	215	1	–	216	50		–	50
France	94	–	5	99	209		11	220
Germany	197	15	428	640	6		–	6
Ireland	–	–	–	–	–		–	–
Italy	–	–	–	–	–		–	–
Luxembourg	7	–	43	50	9		–	9
Netherlands	36	11	82	129	80		2	82
Spain	–	–	3	3	–		–	–
Total Eurozone	$554	$27	$572	$1,153	$354		$13	$367
Denmark	$–	$–	$1	$1	$–		$6	$6
Norway	10	42	15	67	–		–	–
Sweden	179	–	3	182	337		–	337
Switzerland	218	–	183	401	49		–	49
Turkey	–	–	273	273	–		19	19
United Kingdom	651	458	328	1,437	2,353	(1)	461	2,814
Total non–Eurozone	$1,058	$500	$803	$2,361	$2,739		$486	$3,225
Total Europe	$1,612	$527	$1,375	$3,514	$3,093		$499	$3,592
October 31, 2014	$1,433	$508	$997	$2,938	$2,727		$456	$3,183
(1)	Includes $193 million of exposure (notional value of $226 million and fair value of $33 million) on a CDS sold on a bond issue of a U.K. corporate entity, which is guaranteed by a financial guarantor. We currently hold the CDS sold as part of our structured credit run-off business. A payout on the CDS sold would be triggered by the bankruptcy of the reference entity, or a failure of the entity to make a principal or interest payment as it is due; as well as failure of the financial guarantor to meet its obligation under the guarantee.

28	CIBC SECOND QUARTER 2015

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions						Total direct exposure (A)+(B)+(C)
$ millions, as at April 30, 2015	Corporate	Sovereign	Bank	Gross exposure (1)	Collateral held (2)	Net exposure (C)
Austria	$–	$2	$44	$46	$35	$11	$11
Belgium	–	1	27	28	27	1	17
Finland	4	–	28	32	27	5	271
France	18	297	1,844	2,159	2,090	69	388
Germany	12	–	1,857	1,869	1,809	60	706
Ireland	–	–	22	22	11	11	11
Italy	–	–	56	56	50	6	6
Luxembourg	1	–	19	20	(1)	21	80
Netherlands	96	–	107	203	105	98	309
Spain	–	–	57	57	57	–	3
Total Eurozone	$131	$300	$4,061	$4,492	$4,210	$282	$1,802
Denmark	$–	$–	$–	$–	$–	$–	$7
Norway	–	–	–	–	–	–	67
Sweden	1	–	489	490	489	1	520
Switzerland	–	–	1,805	1,805	1,788	17	467
Turkey	–	–	–	–	–	–	292
United Kingdom	445	30	5,085	5,560	5,109	451	4,702
Total non-Eurozone	$446	$30	$7,379	$7,855	$7,386	$469	$6,055
Total Europe	$577	$330	$11,440	$12,347	$11,596	$751	$7,857
October 31, 2014	$325	$264	$8,498	$9,087	$8,516	$571	$6,692
(1)	The amounts are shown net of CVA.
(2)	Collateral on derivative MTM receivables was $670 million (October 31, 2014: $1.4 billion), collateral on repo-style transactions was $11.5 billion (October 31, 2014: $7.1 billion), and both are comprised of cash and investment–grade debt securities.

Indirect exposures to certain countries and regions

Our indirect exposures comprise securities (primarily CLOs classified as loans on our consolidated balance sheet), and written credit protection on securities in our structured credit run-off business where we benefit from subordination to our position. Our gross exposure before subordination is stated at carrying value for securities and notional, less fair value for derivatives where we have written protection.

$ millions, as at April 30, 2015	Total indirect exposure
Belgium	$8
Finland	12
France	135
Germany	72
Greece	9
Ireland	13
Italy	25
Luxembourg	67
Netherlands	125
Spain	73
Total Eurozone	$539
Denmark	$10
Norway	2
Sweden	18
United Kingdom	113
Total non-Eurozone	$143
Total exposure	$682
October 31, 2014	$951

In addition to the indirect exposures above, we have indirect exposures to European counterparties when we have taken debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from entities that are not in Europe. Our indirect exposure was $348 million (October 31, 2014: $147 million).

CIBC SECOND QUARTER 2015	29

Selected exposures in certain selected activities

In response to the recommendations of the Financial Stability Board, this section provides information on our other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. For additional information on these selected exposures, refer to pages 58 to 59 of the 2014 Annual Report.

U.S. real estate finance

The following table provides a summary of our positions in this business:

$ millions, as at April 30, 2015	Drawn	Undrawn
Construction program	$9	$–
Interim program	6,490	450
Permanent program	327	–
Exposure, net of allowance	$6,826	$450
Of the above:
Net impaired	$77	$–
On credit watch list	77	–
Exposure, net of allowance, as at October 31, 2014	$6,736	$449

As at April 30, 2015, the allowance for credit losses for this portfolio was $42 million (October 31, 2014: $47 million). During the quarter and six months ended April 30, 2015, the provision for credit losses was nil and $14 million, respectively (reversal of credit losses was $1 million and provision for credit losses was $2 million for the quarter and six months ended April 30, 2014, respectively).

The business also maintains commercial mortgage-backed securities (CMBS) trading and distribution capabilities. As at April 30, 2015, there was no CMBS inventory (October 31, 2014: nil).

European leveraged finance

The following table provides a summary of our positions in this exited business:

$ millions, as at April 30, 2015	Drawn	Undrawn
Manufacturing – capital goods	$188	$5
Utilities	10	–
Transportation	3	4
Exposure, net of allowance	$201	$9
Of the above:
Net impaired	$–	$–
On credit watch list	176	5
Exposure, net of allowance, as at October 31, 2014	$203	$12

As at April 30, 2015, the allowance for credit losses for this portfolio was $36 million (October 31, 2014: $36 million). During the quarter and six months ended April 30, 2015, the reversal of credit losses was $1 million and $1 million, respectively (reversal of credit losses was nil and $1 million for the quarter and six months ended April 30, 2014, respectively).

30	CIBC SECOND QUARTER 2015

Market risk

Market risk is defined as the potential for economic financial loss from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices and credit spreads. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Risk measurement

The following table provides balances on the interim consolidated balance sheet which are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at					2015 Apr. 30					2014 Oct. 31
		Subject to market risk					Subject to market risk
	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$3,313	$–		$1,540	$1,773	$2,694	$–		$1,573	$1,121	Foreign exchange
Interest-bearing deposits with banks	14,406	223		14,183	–	10,853	8		10,845	–	Interest rate
Securities	58,687	47,006	(1)	11,681	–	59,542	45,638	(1)	13,904	–	Equity, interest rate
Cash collateral on securities borrowed	3,574	–		3,574	–	3,389	–		3,389	–	Interest rate
Securities purchased under resale agreements	38,200	–		38,200	–	33,407	–		33,407	–	Interest rate
Loans
Residential mortgages	161,281	–		161,281	–	157,526	–		157,526	–	Interest rate
Personal	36,139	–		36,139	–	35,458	–		35,458	–	Interest rate
Credit card	11,563	–		11,563	–	11,629	–		11,629	–	Interest rate
Business and government	58,969	4,824	(2)	54,145	–	56,075	4,720	(2)	51,355	–	Interest rate
Allowance for credit losses	(1,689)	–		(1,689)	–	(1,660)	–		(1,660)	–	Interest rate
Derivative instruments	26,746	23,441	(3)	3,305	–	20,680	17,790	(3)	2,890	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	10,280	–		10,280	–	9,212	–		9,212	–	Interest rate
Other assets	17,734	1,144		9,491	7,099	16,098	1,506		7,317	7,275	Interest rate, equity,
											foreign exchange
	$439,203	$76,638		$353,693	$8,872	$414,903	$69,662		$336,845	$8,396
Deposits	$341,188	$301	(4)	$304,861	$36,026	$325,393	$371	(4)	$289,087	$35,935	Interest rate
Obligations related to securities sold short	10,558	9,735		823	–	12,999	12,151		848	–	Interest rate
Cash collateral on securities lent	1,776	–		1,776	–	903	–		903	–	Interest rate
Obligations related to securities sold under repurchase agreements	10,311	–		10,311	–	9,862	–		9,862	–	Interest rate
Derivative instruments	30,468	26,709	(3)	3,759	–	21,841	19,716	(3)	2,125	–	Interest rate,
											foreign exchange
Acceptances	10,280	–		10,280	–	9,212	–		9,212	–	Interest rate
Other liabilities	10,873	842		4,210	5,821	10,932	874		4,232	5,826	Interest rate
Subordinated indebtedness	3,868	–		3,868	–	4,978	–		4,978	–	Interest rate
	$419,322	$37,587		$339,888	$41,847	$396,120	$33,112		$321,247	$41,761
(1)	Excludes securities relating to the structured credit run-off business of $741 million (October 31, 2014: $759 million), which are considered non-trading for market risk purposes.
(2)	Excludes $322 million (October 31, 2014: $180 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(3)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-risk

Our value-at-risk (VaR) methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and incremental risk charge (IRC).

The following three tables show VaR, stressed VaR and IRC for our trading activities based on risk type under an internal models approach.

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) for the purposes of these tables excludes positions described in the “Structured credit run-off business” section of the MD&A and certain other exited portfolios.

Average total VaR for the three months ended April 30, 2015 was up $0.7 million from the prior quarter, primarily due to increases in our credit spread, equity and commodity risks, partially offset by decreases in interest rate and foreign exchange risks.

Average stressed total VaR for the three months ended April 30, 2015 was up $2.3 million from the prior quarter. During the current stressed VaR period from September 23, 2008 to September 21, 2009, the market exhibited not only increased volatility in interest rates but also increased volatility in equity prices combined with a reduction in the level of interest rates, and an increase in credit spreads.

Average IRC for the three months ended April 30, 2015 was up $4.0 million from the prior quarter, mainly due to an increase in the investment grade trading inventory.

CIBC SECOND QUARTER 2015	31

VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2015 Apr. 30		2015 Jan. 31		2014 Apr. 30	2015 Apr. 30	2014 Apr. 30 (1)
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$2.5	$1.1	$1.6	$1.5	$1.7	$1.6	$3.8	$2.7	$1.6	$2.0
Credit spread risk	4.6	2.8	2.9	3.6	4.3	3.3	1.7	1.9	3.5	1.5
Equity risk	6.2	1.9	2.3	2.8	2.1	2.1	1.6	1.8	2.5	2.2
Foreign exchange risk	1.4	0.4	1.0	0.9	1.0	1.0	0.8	0.9	0.9	0.7
Commodity risk	2.1	0.7	1.8	1.6	1.0	1.0	1.1	1.3	1.3	1.1
Debt specific risk	3.0	1.9	2.1	2.4	2.3	2.4	2.3	2.4	2.4	2.4
Diversification effect (2)	n/m	n/m	(8.3)	(8.3)	(7.5)	(7.6)	(7.3)	(7.6)	(8.0)	(6.0)
Total VaR (one-day measure)	$7.1	$3.4	$3.4	$4.5	$4.9	$3.8	$4.0	$3.4	$4.2	$3.9
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Stressed VaR by risk type – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2015 Apr. 30		2015 Jan. 31		2014 Apr. 30	2015 Apr. 30	2014 Apr. 30 (1)
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Interest rate risk	$14.1	$4.6	$5.8	$9.0	$7.3	$5.3	$7.3	$6.7	$7.2	$6.9
Credit spread risk	19.0	13.3	15.7	16.0	16.8	13.6	6.8	7.6	14.8	7.2
Equity risk	16.8	1.4	1.5	3.6	1.4	1.5	1.3	1.9	2.6	3.4
Foreign exchange risk	7.4	0.6	2.8	2.9	3.8	4.4	1.0	2.6	3.6	1.8
Commodity risk	7.8	2.1	5.1	4.3	3.2	3.9	14.1	6.6	4.1	4.8
Debt specific risk	4.7	3.1	3.4	3.7	3.9	4.4	3.2	3.2	4.1	2.7
Diversification effect(2)	n/m	n/m	(20.9)	(23.1)	(18.7)	(19.0)	(22.6)	(16.2)	(21.1)	(15.6)
Stressed total VaR (one-day measure)	$27.4	$13.2	$13.4	$16.4	$17.7	$14.1	$11.1	$12.4	$15.3	$11.2
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.
(2)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Incremental risk charge – trading portfolio

	As at or for the three months ended								As at or for the six months ended
$ millions				2015 Apr. 30		2015 Jan. 31		2014 Apr. 30	2015 Apr. 30	2014 Apr. 30 (1)
	High	Low	As at	Average	As at	Average	As at	Average	Average	Average
Default risk	$156.6	$77.6	$126.6	$103.5	$81.0	$97.8	$68.0	$77.6	$100.6	$82.0
Migration risk	50.8	33.1	42.3	40.7	36.8	42.4	43.1	42.7	41.6	43.3
Incremental risk charge (one-year measure)	$202.4	$113.0	$168.9	$144.2	$117.8	$140.2	$111.1	$120.3	$142.2	$125.3
(1)	Beginning in the quarter ended April 30, 2014, we implemented the full revaluation method of computing VaR using the historical simulation approach in place of the parametric VaR approach.

32	CIBC SECOND QUARTER 2015

Trading revenue

The trading revenue (TEB) versus VaR graph below shows the current quarter and the three previous quarters’ actual daily trading revenue (TEB) against the close of business day VaR measures. Trading revenue distribution on which VaR is calculated is not on a TEB basis.

During the quarter, trading revenue (TEB) was positive for 98% of the days. Trading loss did not exceed VaR. The largest loss totalling $0.8 million occurred on February 24, 2015. The loss was driven by a sharp decrease in interest rates. The largest gain of $31.1 million occurred on April 1, 2015. It was attributable to the normal course of business within our capital markets group, notably in the equity derivatives business. Average daily trading revenue (TEB) was $2.1 million during the quarter and the average daily TEB was $1.0 million.

Trading revenue (TEB)(1) versus VaR

(1)	The trading revenue in this section excludes the one-time net decrease in income as a result of the adoption of FVA.

Non-trading activities

Interest rate risk

Non-trading interest rate risk, which includes structural interest rate risk, consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or re-pricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, futures and options, are used to manage these risks.

The following table shows the estimated potential impact over the next 12 months, adjusted for structural assumptions (except for structural assumptions on shareholders’ equity in the calculation of the “present value of shareholders’ equity”), estimated prepayments and early withdrawals, of an immediate 100 and 200 basis point increase or decrease in all interest rates, including prime. In addition, we have placed a floor on downward interest rate shocks to allow for the current low rate environment. The table does not account for any potential impacts relating to pension assets or liabilities. Due to the assumptions inherent in this estimate, the actual impact may vary significantly from these estimates.

Interest rate sensitivity – non-trading (after-tax)

$ millions, as at			2015 Apr. 30			2015 Jan. 31			2014 Apr. 30
	CAD	USD	Other	CAD	USD	Other	CAD	USD	Other
100 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$99	$7	$–	$113	$(7)	$(3)	$153	$(9)	$5
Increase (decrease) in present value of shareholders’ equity	(130)	1	(27)	(192)	(25)	(36)	22	(116)	(39)
100 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(165)	(7)	1	(164)	1	4	(206)	11	(4)
Increase (decrease) in present value of shareholders’ equity	51	(7)	28	93	10	36	(29)	94	41
200 basis points increase in interest rates
Increase (decrease) in net income attributable to equity shareholders	$178	$12	$–	$181	$(15)	$(7)	$294	$(17)	$10
Increase (decrease) in present value of shareholders’ equity	(296)	1	(54)	(438)	(51)	(72)	31	(231)	(79)
200 basis points decrease in interest rates
Increase (decrease) in net income attributable to equity shareholders	(231)	(12)	1	(330)	1	6	(424)	12	(7)
Increase (decrease) in present value of shareholders’ equity	60	(8)	49	(7)	21	60	(167)	128	64

CIBC SECOND QUARTER 2015	33

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

Our liquidity risk management strategies seek to maintain sufficient liquid assets and diversified funding sources to consistently fund our balance sheet and contingent obligations, and maintain the strength of our enterprise under both normal and stressed conditions.

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with established limits.

GALCo oversees CIBC’s liquidity risk management, ensuring liquidity risk framework, policies, methodologies and assumptions are regularly reviewed and, as appropriate, modified to ensure alignment with our operating environment and regulatory requirements. The Liquidity Risk Management Committee, a subcommittee of GALCo, also monitors global liquidity risk and includes senior management from Treasury, Risk Management and representatives from CIBC’s regional operations.

Liquid and encumbered assets

Our policy is to maintain a pool of high quality unencumbered liquid assets that will be immediately available to meet outflows determined under stressed conditions. Liquid assets include cash, high quality marketable securities and other assets that can be readily pledged at central banks and in repo markets or converted into cash in a timely fashion. We do not include encumbered assets which are composed of assets pledged as collateral and other assets that we consider restricted due to legal, operational, or other reasons.

Liquid assets net of encumbrances constitute our unencumbered pool of liquid assets and are summarized in the following table:

$ millions, as at							2015 Apr. 30	2014 Oct. 31
	Gross liquid assets				Encumbered liquid assets (1)
	CIBC owned assets		Third-party assets		CIBC owned assets	Third-party assets	Unencumbered liquid assets
Cash and due from banks	$17,597	(2)	$–		$495	$–	$17,102	$13,200
Securities	57,384	(3)	74,596	(4)	22,082	35,957	73,941	70,495
NHA mortgage-backed securities	57,157	(5)	–		23,131	–	34,026	32,718
Mortgages	11,824	(6)	–		11,824	–	–	–
Credit cards	3,896	(7)	–		3,896	–	–	–
Other assets	5,777	(8)	–		5,531	–	246	381
	$153,635		$74,596		$66,959	$35,957	$125,315	$116,794
(1)	Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System as these are normally released at the end of the settlement cycle each day.
(2)	Includes cash, non-interest-bearing deposits and interest-bearing deposits with contractual maturities of less than 30 days.
(3)	Includes trading, AFS and FVO securities. Excludes securities in our structured credit run-off business, private debt and private equity securities of $1,303 million (October 31, 2014: $1,340 million).
(4)	Includes $3,574 million (October 31, 2014: $3,389 million) of cash collateral received on securities borrowed, $38,200 million (October 31, 2014: $33,407 million) of securities purchased under resale agreements, $30,919 million (October 31, 2014: $26,118 million) of securities borrowed against securities lent, and $1,903 million (October 31, 2014: $2,285 million) of securities received for derivative collateral.
(5)	Includes securitized and transferred residential mortgages under the Canada Mortgage Bond, and securitized mortgages that were not transferred to external parties. These are reported as Loans on our interim consolidated balance sheet.
(6)	Includes mortgages in the Covered Bond Programme.
(7)	Includes assets held in consolidated trusts supporting funding liabilities.
(8)	Includes $5,531 million (October 31, 2014: $3,756 million) of cash pledged for derivatives collateral and $246 million (October 31, 2014: $381 million) of gold and silver certificates.

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes. For additional details, see Note 22 to the 2014 annual consolidated financial statements.

The table presented above represents the carrying value of CIBC’s liquid assets, which are intended to be used as a source of liquidity in a stressed liquidity scenario. The liquidity value of liquid assets is determined by applying asset haircut assumptions under a stress scenario, consistent with those used by the Bank of Canada and the Federal Reserve Bank of New York, and applicable regulatory guidelines.

Our unencumbered liquid assets increased by $8.5 billion or 7% from October 31, 2014, primarily due to an increase in interest-bearing deposits with banks and unencumbered securities.

In addition to the above, CIBC has access to the Bank of Canada’s Emergency Lending Assistance (ELA) program through the pledging of non-mortgage assets and the Federal Reserve Bank’s Discount Window.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and significant subsidiaries:

$ millions, as at	2015 Apr. 30	2014 Oct. 31
CIBC (parent)	$106,381	$98,979
CIBC World Markets Inc. (1)	12,154	13,181
Other subsidiaries	6,780	4,634
	$125,315	$116,794
(1)	Includes CIBC World Markets Inc. and CIBC World Markets Corp.

34	CIBC SECOND QUARTER 2015

Asset encumbrance

The following table provides a summary of our total encumbered and unencumbered assets:

					Encumbered		Unencumbered
$ millions, as at		CIBC owned assets	Third–party assets	Total assets	Pledged as collateral	Other	Available as collateral		Other
2015	Cash and deposits with banks	$17,719	$–	$17,719	$8	$487	$17,224	(1)	$–
Apr. 30	Securities	58,687	–	58,687	22,082	–	35,302		1,303
	Securities borrowed or purchased under resale agreements	–	41,774	41,774	13,310	–	28,464		–
	Loans, net of allowance	266,263	–	266,263	38,851	126	34,026		193,260
	Other
	Derivative instruments	26,746	–	26,746	–	–	–		26,746
	Customers’ liability under acceptances	10,280	–	10,280	–	–	–		10,280
	Land, buildings and equipment	1,821	–	1,821	–	–	–		1,821
	Goodwill	1,484	–	1,484	–	–	–		1,484
	Software and other intangible assets	1,069	–	1,069	–	–	–		1,069
	Investments in equity-accounted associates and joint ventures	1,699	–	1,699	–	–	–		1,699
	Other assets	11,661	–	11,661	5,531	–	246		5,884
		$397,429	$41,774	$439,203	$79,782	$613	$115,262		$243,546
2014	Cash and deposits with banks	$13,547	$–	$13,547	$8	$339	$13,200		$–
Oct. 31	Securities	59,542	–	59,542	19,004	–	39,198		1,340
	Securities borrowed or purchased under resale agreements	–	36,796	36,796	14,404	–	22,392		–
	Loans, net of allowance	259,028	–	259,028	39,159	197	32,718		186,954
	Other
	Derivative instruments	20,680	–	20,680	–	–	–		20,680
	Customers’ liability under acceptances	9,212	–	9,212	–	–	–		9,212
	Land, buildings and equipment	1,797	–	1,797	–	–	–		1,797
	Goodwill	1,450	–	1,450	–	–	–		1,450
	Software and other intangible assets	967	–	967	–	–	–		967
	Investments in equity-accounted associates and joint ventures	1,923	–	1,923	–	–	–		1,923
	Other assets	9,961	–	9,961	3,756	–	381		5,824
		$378,107	$36,796	$414,903	$76,331	$536	$107,889		$230,147
(1)	Includes $122 million (October 31, 2014: nil) of interest-bearing deposits with contractual maturities greater than 30 days.

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions, except that certain subsidiaries have separate regulatory capital and liquidity requirements, as established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and that each entity is in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

In December 2010, the BCBS published the Basel III international framework for liquidity risk measurement, standards and monitoring, which included the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) as two minimum liquidity standards. In July 2014, OSFI published the “Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio”, which provided public disclosure guidance applicable to D-SIBs as it pertains to the LCR. In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines released in May 2014, CIBC reports the LCR monthly to OSFI, effective January 2015.

The LCR’s primary objective is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30 calendar day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and large unsecured debt maturities. Cash outflows are partially offset by cash inflows, that are calculated at LCR-prescribed inflow rates, and include performing loan repayments and non-HQLA marketable assets.

CIBC SECOND QUARTER 2015	35

The following table provides key quantitative information about LCR, as prescribed by OSFI:

$ millions, for the three months ended April 30, 2015		Total unweighted value (1)(2) (average)	Total weighted value (1)(3) (average)
HQLA
1	HQLA	n/a	$83,260
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$118,404	7,799
3	Stable deposits	57,800	1,739
4	Less stable deposits	60,604	6,060
5	Unsecured wholesale funding, of which:	92,249	54,363
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	32,217	7,835
7	Non-operational deposits (all counterparties)	37,770	24,266
8	Unsecured debt	22,262	22,262
9	Secured wholesale funding	n/a	3,797
10	Additional requirements, of which:	56,561	15,092
11	Outflows related to derivative exposures and other collateral requirements	8,247	5,519
12	Outflows related to loss of funding on debt products	1,639	1,639
13	Credit and liquidity facilities	46,675	7,934
14	Other contractual funding obligations	–	–
15	Other contingent funding obligations	202,241	5,411
16	Total cash outflows	n/a	86,462
Cash inflows
17	Secured lending (e.g. reverse repos)	58,201	8,768
18	Inflows from fully performing exposures	19,400	10,275
19	Other cash inflows	2,537	2,537
20	Total cash inflows	$80,138	$21,580
			Total adjusted value
21	Total HQLA	n/a	$83,260
22	Total net cash outflows	n/a	$64,882
23	Liquidity coverage ratio (%)	n/a	128.5%
(1)	Calculated based on a simple average of the three month end figures within the quarter.
(2)	Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.
(3)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

CIBC considers the impact of its business decisions upon the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and environmental considerations affecting collateral. Furthermore, CIBC reports the LCR in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional groups.

Funding

CIBC’s funding strategy includes maintaining a diverse funding mix of branch-sourced retail deposits and wholesale funding including asset securitization, covered bonds and unsecured debt. We have ongoing access to a range of active short- and long-term unsecured and secured funding sources to assist with meeting our funding requirements, and regularly monitor wholesale funding reliance and concentrations, including by type and counterparty, to approved internal limits consistent with our desired liquidity risk profile. Personal deposits continue to be a significant source of funding and totalled $134.3 billion as at April 30, 2015 (October 31, 2014: $130.1 billion).

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at April 30, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 12 months	Less than 1 year total	1 - 2 years	Over 2 years	Total
Deposits from banks	$5,315	$1,459	$997	$–	$7,771	$–	$–	$7,771
Certificates of deposit and commercial paper	8,365	6,926	6,425	7,682	29,398	4,027	2,093	35,518
Bearer deposit notes and bankers acceptances	763	975	1,406	197	3,341	–	–	3,341
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Senior unsecured medium-term notes	3,019	511	1,952	6,373	11,855	9,697	9,228	30,780
Senior unsecured structured notes	–	–	–	466	466	–	–	466
Covered bonds/Asset-backed securities
Mortgage securitization	–	358	403	1,867	2,628	3,236	16,802	22,666
Covered bonds	–	2,259	–	3,117	5,376	482	5,966	11,824
Cards securitization	–	–	600	1,000	1,600	2,296	–	3,896
Subordinated liabilities	–	–	–	–	–	–	3,868	3,868
Other	–	–	–	–	–	–	–	–
	$17,462	$12,488	$11,783	$20,702	$62,435	$19,738	$37,957	$120,130
Of which:
Secured	$–	$2,617	$1,003	$5,984	$9,604	$6,014	$22,768	$38,386
Unsecured	17,462	9,871	10,780	14,718	52,831	13,724	15,189	81,744
	$17,462	$12,488	$11,783	$20,702	$62,435	$19,738	$37,957	$120,130
October 31, 2014	$10,148	$13,033	$11,410	$15,327	$49,918	$25,354	$40,484	$115,756

36	CIBC SECOND QUARTER 2015

The following table provides a summary, in Canadian dollar equivalents, of CIBC’s wholesale funding sources by currency:

$ billions, as at	2015 Apr. 30		2014 Oct. 31 (1)
CAD	$55.5	46%	$60.3	52%
USD	55.2	46	47.4	41
Other	9.4	8	8.1	7
	$120.1	100%	$115.8	100%
(1)	Reclassified to conform to the presentation adopted in the prior period.

Our funding and liquidity levels remained stable over the three months ended April 30, 2015 and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable. The following table presents the additional collateral requirements (cumulative) for rating downgrades:

$ billions, as at	2015 Apr. 30	2014 Oct. 31
One-notch downgrade	$0.1	$0.1
Two-notch downgrade	0.3	0.2
Three-notch downgrade	1.0	0.7

Other regulatory liquidity standards

In May 2014, OSFI published the final LAR guideline. The LAR guideline is driven by the BCBS’ global liquidity requirements, which include the LCR, NSFR and other intraday liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the net cumulative cash flow (NCCF) metric. The NCCF was originally introduced in 2010 and the LAR guideline contains updated assumptions and parameters for use in the measurement of the metric reported to OSFI beginning January 2015. OSFI will use the LAR and associated metrics to assess individual banks’ liquidity adequacy. In addition, intraday liquidity monitoring tools reporting will be required by January 1, 2017.

On October 31, 2014, the BCBS published its final NSFR guideline. In February 2015, OSFI provided a revised Basel III monitoring template which incorporated the final BCBS NSFR guideline. OSFI is expected to engage in directed and public consultations in due course prior to issuance of their final NSFR guideline and reporting template. Under the LAR guideline, NSFR reporting will become effective January 1, 2018.

Consistent with the requirements above, we submit LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to BCBS twice annually.

CIBC SECOND QUARTER 2015	37

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets and liabilities at their carrying values. Contractual maturities provide input for determining a behavioural balance sheet, which constitutes a key component of CIBC’s liquidity risk management framework.

$ millions, as at April 30, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$3,313	$–	$–	$–	$–	$–	$–	$–	$–	$3,313
Interest-bearing deposits with banks	14,284	116	6	–	–	–	–	–	–	14,406
Securities	2,224	2,106	799	349	538	2,238	7,052	7,973	35,408	58,687
Cash collateral on securities borrowed	3,574	–	–	–	–	–	–	–	–	3,574
Securities purchased under resale agreements	33,138	3,079	1,492	460	–	31	–	–	–	38,200
Loans
Residential mortgages	286	1,988	4,660	9,377	7,732	46,000	82,936	8,302	–	161,281
Personal	1,580	564	813	883	1,130	106	194	674	30,195	36,139
Credit card	243	486	728	728	728	2,914	5,736	–	–	11,563
Business and government	5,871	3,499	2,428	1,577	2,539	7,231	18,910	16,914	–	58,969
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,689)	(1,689)
Derivative instruments	2,597	2,223	1,078	1,431	890	2,796	5,034	10,697	–	26,746
Customers’ liability under acceptances	8,703	1,567	–	–	10	–	–	–	–	10,280
Other assets	–	–	–	–	–	–	–	–	17,734	17,734
	$75,813	$15,628	$12,004	$14,805	$13,567	$61,316	$119,862	$44,560	$81,648	$439,203
October 31, 2014	$52,085	$23,935	$12,040	$16,828	$13,010	$59,688	$116,665	$42,929	$77,723	$414,903
Liabilities
Deposits (1)	$32,912	$17,279	$22,509	$18,931	$14,205	$26,514	$36,327	$12,897	$159,614	$341,188
Obligations related to securities sold short	10,558	–	–	–	–	–	–	–	–	10,558
Cash collateral on securities lent	1,776	–	–	–	–	–	–	–	–	1,776
Obligations related to securities sold under repurchase agreements	9,940	371	–	–	–	–	–	–	–	10,311
Derivative instruments	3,387	2,425	1,640	2,042	1,642	3,385	5,787	10,160	–	30,468
Acceptances	8,703	1,567	–	–	10	–	–	–	–	10,280
Other liabilities	–	–	–	–	–	–	–	–	10,873	10,873
Subordinated indebtedness	–	–	–	–	–	–	37	3,831	–	3,868
	$67,276	$21,642	$24,149	$20,973	$15,857	$29,899	$42,151	$26,888	$170,487	$419,322
October 31, 2014	$50,440	$21,358	$22,918	$22,225	$15,617	$31,822	$45,606	$25,289	$160,845	$396,120
(1)	Comprises $134.3 billion (October 31, 2014: $130.1 billion) of personal deposits of which $129.9 billion (October 31, 2014: $125.8 billion) are in Canada and $4.4 billion (October 31, 2014: $4.3 billion) in other countries; $197.3 billion (October 31, 2014: $187.6 billion) of business and government deposits and secured borrowings of which $144.9 billion (October 31, 2014: $145.2 billion) are in Canada and $52.4 billion (October 31, 2014: $42.4 billion) in other countries; and $9.6 billion (October 31, 2014: $7.7 billion) of bank deposits of which $3.1 billion (October 31, 2014: $2.9 billion) are in Canada and $6.5 billion (October 31, 2014: $4.8 billion) in other countries.

Our net asset position remained unchanged relative to October 31, 2014. The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at April 30, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$23,247	$6,323	$1,349	$–	$–	$–	$–	$–	$–	$30,919
Unutilized credit commitments	640	5,087	1,131	992	2,031	5,962	28,930	1,938	119,747	166,458
Backstop liquidity facilities	–	143	100	4,475	233	444	57	12	–	5,464
Standby and performance letters of credit	989	1,593	1,201	2,971	1,749	619	720	40	–	9,882
Documentary and commercial letters of credit	31	81	42	65	33	2	7	–	–	261
Other	265	–	–	–	–	–	–	–	–	265
	$25,172	$13,227	$3,823	$8,503	$4,046	$7,027	$29,714	$1,990	$119,747	$213,249
October 31, 2014	$27,668	$10,723	$3,010	$3,877	$2,094	$7,386	$28,636	$2,177	$114,888	$200,459
(1)	Includes $94.4 billion (October 31, 2014: $91.1 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $1.8 billion (October 31, 2014: $903 million) for cash because it is reported on the interim consolidated balance sheet.

38	CIBC SECOND QUARTER 2015

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at April 30, 2015	Less than 1 month	1 - 3 months	3 - 6 months	6 - 9 months	9 - 12 months	1 - 2 years	2 - 5 years	Over 5 years	Total
Operating leases	$35	$70	$105	$105	$104	$399	$957	$1,158	$2,933
Purchase obligations (1)	47	132	242	325	159	658	1,089	502	3,154
Pension contributions (2)	1	1	2	–	–	–	–	–	4
Underwriting commitments	374	–	–	–	–	–	–	–	374
Investment commitments	2	–	–	1	–	7	10	112	132
	$459	$203	$349	$431	$263	$1,064	$2,056	$1,772	$6,597
October 31, 2014 (3)	$245	$215	$714	$288	$249	$969	$2,057	$1,788	$6,525
(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.
(2)	Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.
(3)	Restated to conform to the methodology adopted in the prior period.

Other risks

We also have policies and processes to measure, monitor and control other risks, including strategic, insurance, operational, technology, information and cyber security, reputation and legal, regulatory, and environmental risks. These risks and related policies and processes have not changed significantly from those described on pages 70 to 72 of the 2014 Annual Report.

CIBC SECOND QUARTER 2015	39

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2014 Annual Report. The interim consolidated financial statements have been prepared using the same accounting policies as CIBC’s consolidated financial statements for the year ended October 31, 2014, except as described in Note 1 to the interim consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain.

Valuation of financial instruments

Debt and equity trading securities, trading business and government loans, obligations related to securities sold short, derivative contracts, AFS securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and well-documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on Level 3 inputs, for the structured credit run-off business and total consolidated CIBC. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the interim consolidated financial statements.

	2015			2014
$ millions, as at	Apr. 30			Oct. 31
	Structured credit run-off business	Total CIBC	Total CIBC (1)	Structured credit run-off business	Total CIBC	Total CIBC (1)
Financial assets
Trading securities and loans	$741	$741	1.4%	$759	$759	1.5%
AFS securities	22	984	9.3	21	1,230	10.1
FVO securities	104	104	41.1	107	107	42.3
Derivative instruments	172	202	0.8	204	226	1.1
	$1,039	$2,031	2.2%	$1,091	$2,322	2.7%
Financial liabilities
Deposits and other liabilities (2)	$460	$732	27.3%	$454	$729	27.0%
Derivative instruments	249	290	1.0	270	305	1.4
	$709	$1,022	2.3%	$724	$1,034	2.8%
(1)	Represents percentage of Level 3 assets and liabilities in each reported category that are carried at fair value on the interim consolidated financial statements.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, credit risk, and future administration costs. During the fourth quarter of 2014, in order to reflect the trend toward pricing market cost of funding in the valuation of uncollateralized derivatives, we amended our valuation approach through the adoption of FVA, which employs an estimated cost of funding curve as the discount rate in place of LIBOR. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future. As our FVA are considered integral to our valuation process, they are accordingly excluded from the table below that presents our fair value adjustments.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at	2015 Apr. 30	2014 Oct. 31
Securities
Market risk	$2	$2
Derivatives
Market risk	58	45
Credit risk	102	97
Administration costs	5	5
Total valuation adjustments	$167	$149

40	CIBC SECOND QUARTER 2015

Allowance for credit losses

We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions.

The allowance for credit losses consists of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios are assessed on an individual loan basis. Individual allowances are established when impaired loans are identified within the individually assessed portfolios. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The individual allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances are not established for portfolios that are collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we take a portfolio approach to establish the collective allowance. As it is not practical to review each individual loan, we utilize a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enables CIBC to determine appropriate probability of default (PD) and loss given default (LGD) parameters, which are used in the calculation of the portion of the collective allowance for current accounts. The PDs determined by this process that correspond to the risk levels in our retail portfolios are disclosed on page 50 of the 2014 Annual Report. For credit card loans, non-current residential mortgages, personal loans and certain small business loans, the historical loss experience enables CIBC to calculate flows to write-off in our models that determine the collective allowance that pertain to these loans.

We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the allowance calculation are updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment has been identified on an individual basis, a collective allowance is provided for losses which we estimate are inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporates a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the collective allowance calculation are updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical loss experience and are supplemented by data derived from defaults in the public debt markets. Our risk-rating method and categories are disclosed on page 49 of the 2014 Annual Report. Historical loss experience is adjusted based on observable data to reflect the effects of current conditions. LGD estimates are based on our experience over past years.

For further details on the allowance for credit losses, see Note 5 to the interim consolidated financial statements.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10, judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that purchase and securitize our own assets including the Cards II Trust, Broadway Trust and Crisp Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IAS 39 “Financial Instruments – Recognition and Measurement” provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third-parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuing involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entity indicate that there are changes to one or more of the three elements of control described above, for example, when any of the parties gains or loses decision-making power to direct relevant activities of the investee, when there is a change in the parties’ exposure or rights to variable returns from its involvement with the investee, or where there is a change in whether CIBC is deemed to be acting as a principal or an agent.

CIBC SECOND QUARTER 2015	41

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the interim consolidated financial statements.

Asset impairment

Goodwill, other intangible assets and long-lived assets

As at April 30, 2015, we had goodwill of $1,484 million (October 31, 2014: $1,450 million) and other intangible assets with an indefinite life of $140 million (October 31, 2014: $138 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell or value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of its estimated fair value less cost to sell and value in use. In calculating the recoverable amount we estimate the future cash flows expected to result from the use of the asset and its eventual disposition.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations. During the second quarter of 2014, we revised our expectations concerning the extent and timing of the recovery of economic conditions in the Caribbean region. We identified this change in expectation as an indicator of impairment and therefore estimated the recoverable amount of CIBC FirstCaribbean as at April 30, 2014 based on forecasts adjusted to reflect management’s belief that the economic recovery expected in the Caribbean region would occur over a longer period of time than previously forecasted, and that estimated realizable values of underlying collateral for non-performing loans would be lower than previously expected. We determined that the carrying amount of the CIBC FirstCaribbean CGU exceeded our estimate of its recoverable amount and, as a result, we recognized a goodwill impairment charge of $420 million during the three months ended April 30, 2014, which reduced the carrying amount of the goodwill to $344 million as at April 30, 2014.

We also performed our annual impairment test as of August 1, 2014 based on an updated five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2014. The forecast continued to reflect the challenging economic conditions and an expected, but delayed, recovery in those conditions within the Caribbean region. For the impairment test performed as at August 1, 2014, we determined that the recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying value. As a result, no additional impairment loss was recognized during the fourth quarter of 2014.

During the current quarter, we observed a change in certain forward-looking assumptions which reduced the interest income projections that were reflected in the five-year forecast used in our annual impairment test. This caused us to revise our five-year forecast and re-estimate the recoverable amount of the CIBC FirstCaribbean CGU as at April 30, 2015. The recoverable amount of the CIBC FirstCaribbean CGU that was determined based on our updated five-year forecast approximated its carrying value, which is consistent with the results of our annual impairment test. As a result, we concluded that goodwill relating to CIBC FirstCaribbean was not impaired as at April 30, 2015.

A terminal growth rate of 2.5% as at April 30, 2015 (August 1, 2014: 2.5%, April 30, 2014: 2.5%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 13% as at April 30, 2015 (13.97% pre-tax) which we believe to be a risk-adjusted interest rate appropriate to CIBC FirstCaribbean (we used an identical after-tax rate of 13% as at August 1, 2014 and as at April 30, 2014). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate, (ii) an equity risk premium, (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region, and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $135 million as at April 30, 2015. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $75 million as at April 30, 2015. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Economic conditions in the Caribbean region remain challenging and we continue to monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred income tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if any portion of our deferred income tax assets should not be recognized. The factors used to assess the probability of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the deferred income tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary

42	CIBC SECOND QUARTER 2015

differences arising from our investments in foreign operations, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all the available evidence, it is probable that the recognized deferred income tax assets will be realized.

Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 11 to the interim consolidated financial statements.

Contingent liabilities and provision

Legal proceedings

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2014 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $175 million as at April 30, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at April 30, 2015, consist of the significant legal matters disclosed in Note 23 to the 2014 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred since the issuance of our 2014 annual consolidated financial statements:

•	Watson Credit Card Interchange Competition Act Class Action: The appeal of the decision granting class certification was heard in December 2014. The court reserved its decision.
•	Brown Investment Advisor Overtime Class Action: The plaintiffs did not seek leave to appeal to the Supreme Court of Canada. The proposed class action was dismissed.
•	Sino-Forest Securities Fraud Class Actions: These actions were settled in the first quarter of 2015 subject to court approval. Pursuant to the proposed settlement, the underwriting syndicate will pay $33 million. In May 2015, the settlement approval motion was heard. The court reserved its decision.
•	Green Subprime Disclosure Class Action: The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. The court reserved its decision.
•	Credit Card Class Actions – Quebec Consumer Protection Act: The Giroux and Marcotte II proposed class actions were discontinued in January 2015.
•	Barbero v. Royal Bank of Canada, et al: In April 2015, a proposed class action was filed in the Supreme Court of British Columbia against CIBC, Royal Bank of Canada, Toronto-Dominion Bank, Bank of Montreal and Bank of Nova Scotia. The action is brought on behalf of residents of British Columbia who were charged by the defendants a monthly premium or fee for credit protection without their consent or authorization at any time. The plaintiff alleges that the defendants employ uniform, unfair, fraudulent and unlawful marketing practices to enroll customers who receive no meaningful benefit from the product. The claim seeks a refund of the premiums, charges or fees received from customers and unspecified general and punitive damages.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2014 annual consolidated financial statements, and no significant new matters have arisen since the issuance of our 2014 annual consolidated financial statements.

Restructuring

During the first quarter of 2015, we recorded restructuring charges of $85 million in Corporate and Other consisting of employee severance related costs. These costs were incurred in connection with restructuring programs initiated during the quarter to align our resources to meet the changing needs of our clients and to respond to changes in our operating environment. As at April 30, 2015, the remaining provision relating to these restructuring charges was $65 million. The reduction in the provision during the three months ended April 30, 2015 relates to payments made to settle a portion of the obligation. While the amount recognized represents our best estimate as at April 30, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will ultimately be settled and the amounts actually paid, as this will depend upon individual facts and circumstances.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

CIBC SECOND QUARTER 2015	43

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 19 to the 2014 annual consolidated financial statements.

Regulatory developments

Dodd-Frank Wall Street Reform and Consumer Protection Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains many broad reforms impacting the financial services industry, including, among other things, increased consumer protection, regulation of the OTC derivative markets, heightened capital, liquidity and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act impacts every financial institution in the U.S. and many financial institutions that operate outside the U.S. CIBC has devoted resources necessary to ensure that we implement the requirements in compliance with all new regulations under the Dodd-Frank Act. CIBC continually monitors developments to prepare for rulemakings that have the potential to impact our operations in the U.S. and elsewhere. Although these reforms have increased our cost of regulatory compliance and have restricted our ability to engage in certain activities in the U.S., we do not expect costs and restrictions associated with the new regulations to have a material impact on our financial results.

The Dodd-Frank Act also mandates the Volcker Rule, which restricts certain proprietary trading and private equity fund activities of banking entities operating in the U.S. In December 2013, five U.S. regulatory agencies jointly published final regulations implementing the Volcker Rule. The final regulations and the accompanying materials are complex and will require CIBC to implement new controls and to develop new systems to ensure compliance with the rule’s reporting obligations and restrictions. Banking entities must engage in good-faith efforts that will result in conformance with the rule by July 21, 2015, subject to certain exemptions or extensions of time applicable in specific circumstances. CIBC has developed and is executing a conformance plan for full implementation of the Volcker Rule in accordance with applicable deadlines. The new regulations also contain various provisions that enable banks to seek extensions in certain circumstances and CIBC has sought certain extensions where necessary or appropriate.

The Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (FATCA) is U.S. legislation, the intent of which is to discourage tax evasion by U.S. taxpayers who have placed assets in financial accounts outside of the U.S. – either directly or indirectly through foreign entities such as trusts and corporations.

Under the FATCA regulations, non-U.S. financial institutions will be required to identify and report accounts owned or controlled by U.S. taxpayers, including citizens of the U.S. worldwide (U.S. Accounts). In addition, identification and reporting will also be required on accounts of financial institutions that do not comply with FATCA regulations. The Government of Canada has signed an Intergovernmental Agreement (IGA) with the U.S., to facilitate FATCA information reporting by Canadian financial institutions. Under the provisions of the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act, Canadian financial institutions must report information on certain U.S. Accounts directly to the Canada Revenue Agency. The provisions of FATCA and the related Canadian legislation came into effect on July 1, 2014. Other countries in which CIBC operates have signed, or are in the process of negotiating and signing, IGAs with the U.S. Many Organisation for Economic Co-operation and Development (OECD) nations plan to implement automatic exchange of information agreements in respect of those countries’ tax residents, commencing as early as 2016. CIBC will meet all obligations imposed under FATCA and other tax information exchange regimes, in accordance with local law.

Principles for Effective Risk Data Aggregation and Risk Reporting

In January 2013, the BCBS published “Principles for Effective Risk Data Aggregation and Risk Reporting”. The Principles outline BCBS’s expectations to enhance risk data governance oversight and to improve risk data aggregation and reporting practices, thereby facilitating timely, consistent, and accurate decision making. It is expected that we will be subject to greater reporting scrutiny and may incur increased operating costs as a result of the Principles. We have an enterprise-wide Risk Data Aggregation initiative underway to be compliant with the Principles.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at April 30, 2015 (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the quarter ended April 30, 2015, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

44	CIBC SECOND QUARTER 2015

Interim consolidated financial statements

(Unaudited)

Contents

46	Consolidated balance sheet
47	Consolidated statement of income
48	Consolidated statement of comprehensive income
49	Consolidated statement of changes in equity
50	Consolidated statement of cash flows
51	Notes to the interim consolidated financial statements

51	Note 1	–	Changes in accounting policies	61	Note 8	–	Subordinated indebtedness
52	Note 2	–	Fair value measurement	62	Note 9	–	Share capital
58	Note 3	–	Significant disposition	63	Note 10	–	Post-employment benefits
58	Note 4	–	Securities	64	Note 11	–	Income taxes
59	Note 5	–	Loans	64	Note 12	–	Earnings per share
60	Note 6	–	Structured entities and derecognition of financial assets	65	Note 13	–	Contingent liabilities and provision
				66	Note 14	–	Segmented information
61	Note 7	–	Deposits	67	Note 15	–	Financial instruments – disclosures

CIBC SECOND QUARTER 2015	45

Consolidated balance sheet

Unaudited, $ millions, as at	2015 Apr. 30	2014 Oct. 31
ASSETS
Cash and non-interest-bearing deposits with banks	$3,313	$2,694
Interest-bearing deposits with banks	14,406	10,853
Securities
Trading	47,869	47,061
Available-for-sale (AFS) (Note 4)	10,565	12,228
Designated at fair value (FVO)	253	253
	58,687	59,542
Cash collateral on securities borrowed	3,574	3,389
Securities purchased under resale agreements	38,200	33,407
Loans
Residential mortgages	161,281	157,526
Personal	36,139	35,458
Credit card	11,563	11,629
Business and government	58,969	56,075
Allowance for credit losses (Note 5)	(1,689)	(1,660)
	266,263	259,028
Other
Derivative instruments	26,746	20,680
Customers’ liability under acceptances	10,280	9,212
Land, buildings and equipment	1,821	1,797
Goodwill	1,484	1,450
Software and other intangible assets	1,069	967
Investments in equity-accounted associates and joint ventures	1,699	1,923
Deferred tax asset	641	506
Other assets	11,020	9,455
	54,760	45,990
	$439,203	$414,903
LIABILITIES AND EQUITY
Deposits (Note 7)
Personal	$134,319	$130,085
Business and government	158,927	148,793
Bank	9,556	7,732
Secured borrowings	38,386	38,783
	341,188	325,393
Obligations related to securities sold short	10,558	12,999
Cash collateral on securities lent	1,776	903
Obligations related to securities sold under repurchase agreements	10,311	9,862
Other
Derivative instruments	30,468	21,841
Acceptances	10,280	9,212
Deferred tax liability	29	29
Other liabilities	10,844	10,903
	51,621	41,985
Subordinated indebtedness	3,868	4,978
Equity
Preferred shares	1,000	1,031
Common shares (Note 9)	7,803	7,782
Contributed surplus	77	75
Retained earnings	10,590	9,626
Accumulated other comprehensive income (AOCI)	233	105
Total shareholders’ equity	19,703	18,619
Non-controlling interests	178	164
Total equity	19,881	18,783
	$439,203	$414,903

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

46	CIBC SECOND QUARTER 2015

Consolidated statement of income

	For the three months ended			For the six months ended
Unaudited, $ millions, except as noted	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Interest income
Loans	$2,306	$2,464	$2,282	$4,770	$4,705
Securities	370	389	399	759	828
Securities borrowed or purchased under resale agreements	82	99	74	181	156
Deposits with banks	14	19	8	33	16
	2,772	2,971	2,763	5,743	5,705
Interest expense
Deposits	739	843	801	1,582	1,674
Securities sold short	50	73	78	123	160
Securities lent or sold under repurchase agreements	23	35	28	58	56
Subordinated indebtedness	51	51	45	102	89
Other	14	13	13	27	23
	877	1,015	965	1,892	2,002
Net interest income	1,895	1,956	1,798	3,851	3,703
Non-interest income
Underwriting and advisory fees	134	87	88	221	166
Deposit and payment fees	201	205	205	406	417
Credit fees	130	127	114	257	231
Card fees	114	111	87	225	200
Investment management and custodial fees	201	194	168	395	310
Mutual fund fees	354	371	300	725	582
Insurance fees, net of claims (1)	91	86	92	177	186
Commissions on securities transactions	102	102	108	204	211
Trading loss	(7)	(8)	(12)	(15)	(11)
AFS securities gains, net	41	61	76	102	133
FVO losses, net	(11)	(2)	(21)	(13)	(16)
Foreign exchange other than trading	10	7	12	17	33
Income from equity-accounted associates and joint ventures	54	43	52	97	93
Other	85	119	97	204	557
	1,499	1,503	1,366	3,002	3,092
Total revenue	3,394	3,459	3,164	6,853	6,795
Provision for credit losses (Note 5)	197	187	330	384	548
Non-interest expenses
Employee compensation and benefits	1,178	1,311	1,133	2,489	2,293
Occupancy costs	193	189	190	382	369
Computer, software and office equipment	317	310	294	627	577
Communications	84	82	79	166	154
Advertising and business development	70	61	72	131	137
Professional fees	48	39	52	87	97
Business and capital taxes	18	19	12	37	27
Other (1)	196	184	577	380	731
	2,104	2,195	2,409	4,299	4,385
Income before income taxes	1,093	1,077	425	2,170	1,862
Income taxes	182	154	119	336	379
Net income	$911	$923	$306	$1,834	$1,483
Net income (loss) attributable to non-controlling interests	$4	$3	$(11)	$7	$(8)
Preferred shareholders	$12	$13	$25	$25	$50
Common shareholders	895	907	292	1,802	1,441
Net income attributable to equity shareholders	$907	$920	$317	$1,827	$1,491
Earnings per share (in dollars) (Note 12)
Basic	$2.25	$2.28	$0.73	$4.54	$3.62
Diluted	2.25	2.28	0.73	4.53	3.61
Dividends per common share (in dollars)	1.06	1.03	0.98	2.09	1.94
(1)	Prior period information has been reclassified to conform to the presentation adopted in the first quarter of 2015.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2015	47

Consolidated statement of comprehensive income

	For the three months ended			For the six months ended
Unaudited, $ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Net income	$911	$923	$306	$1,834	$1,483
Other comprehensive income (OCI), net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	(514)	1,140	(153)	626	446
Net (gains) losses on investments in foreign operations reclassified to net income	(21)	–	–	(21)	–
Net gains (losses) on hedges of investments in foreign operations	258	(563)	82	(305)	(286)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	18	–	–	18	–
	(259)	577	(71)	318	160
Net change in AFS securities
Net gains (losses) on AFS securities	(25)	7	24	(18)	69
Net (gains) losses on AFS securities reclassified to net income	(27)	(42)	(56)	(69)	(94)
	(52)	(35)	(32)	(87)	(25)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	49	(77)	66	(28)	61
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(34)	50	(50)	16	(47)
	15	(27)	16	(12)	14
OCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	257	(344)	9	(87)	(49)
Net fair value change of FVO liabilities attributable to changes in credit risk	(2)	(2)	–	(4)	–
Total OCI (1)	(41)	169	(78)	128	100
Comprehensive income	$870	$1,092	$228	$1,962	$1,583
Comprehensive income (loss) attributable to non-controlling interests	$4	$3	$(11)	$7	$(8)
Preferred shareholders	$12	$13	$25	$25	$50
Common shareholders	854	1,076	214	1,930	1,541
Comprehensive income attributable to equity shareholders	$866	$1,089	$239	$1,955	$1,591
(1)	Includes $6 million of losses for the quarter ended April 30, 2015 (January 31, 2015: $11 million of gains; April 30, 2014: $4 million of gains) and $5 million of gains for the six months ended April 30, 2015 (April 30, 2014: $13 million of gains) relating to our investments in equity-accounted associates and joint ventures.

	For the three months ended			For the six months ended
Unaudited, $ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Income tax (expense) benefit
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$42	$(95)	$11	$(53)	$(32)
Net (gains) losses on investments in foreign operations reclassified to net income	3	–	–	3	–
Net gains (losses) on hedges of investments in foreign operations	(30)	69	(13)	39	42
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	(6)	–	–	(6)	–
	9	(26)	(2)	(17)	10
Net change in AFS securities
Net gains (losses) on AFS securities	9	23	(7)	32	(37)
Net (gains) losses on AFS securities reclassified to net income	9	23	20	32	41
	18	46	13	64	4
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(18)	28	(24)	10	(22)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	12	(18)	18	(6)	17
	(6)	10	(6)	4	(5)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(92)	122	(3)	30	17
Net fair value change of FVO liabilities attributable to changes in credit risk	1	1	–	2	–
	$(70)	$153	$2	$83	$26

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

48	CIBC SECOND QUARTER 2015

Consolidated statement of changes in equity

	For the three months ended				For the six months ended
Unaudited, $ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30		2015 Apr. 30	2014 Apr. 30
Preferred shares
Balance at beginning of period	$1,031	$1,031	$1,706		$1,031	$1,706
Issue of preferred shares	300	300	–		600	–
Redemption of preferred shares	(331)	(300)	(325)		(631)	(325)
Balance at end of period	$1,000	$1,031	$1,381		$1,000	$1,381
Common shares (Note 9)
Balance at beginning of period	$7,793	$7,782	$7,750		$7,782	$7,753
Issue of common shares	7	13	12		20	36
Purchase of common shares for cancellation	–	–	(18)		–	(45)
Treasury shares	3	(2)	1		1	1
Balance at end of period	$7,803	$7,793	$7,745		$7,803	$7,745
Contributed surplus
Balance at beginning of period	$77	$75	$82		$75	$82
Stock option expense	1	1	2		2	5
Stock options exercised	(1)	(2)	(2)		(3)	(5)
Other	–	3	–		3	–
Balance at end of period	$77	$77	$82		$77	$82
Retained earnings
Balance at beginning of period	$10,121	$9,626	$8,985		$9,626	$8,318
Net income attributable to equity shareholders	907	920	317		1,827	1,491
Dividends
Preferred	(12)	(13)	(25)		(25)	(50)
Common	(421)	(409)	(390)		(830)	(772)
Premium on purchase of common shares for cancellation	–	–	(67)		–	(167)
Other	(5)	(3)	–		(8)	–
Balance at end of period	$10,590	$10,121	$8,820		$10,590	$8,820
AOCI, net of tax
AOCI, net of tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$890	$313	$275		$313	$44
Net change in foreign currency translation adjustments	(259)	577	(71)		318	160
Balance at end of period	$631	$890	$204		$631	$204
Net gains (losses) on AFS securities
Balance at beginning of period	$223	$258	$259		$258	$252
Net change in AFS securities	(52)	(35)	(32)		(87)	(25)
Balance at end of period	$171	$223	$227		$171	$227
Net gains (losses) on cash flow hedges
Balance at beginning of period	$(1)	$26	$11		$26	$13
Net change in cash flow hedges	15	(27)	16		(12)	14
Balance at end of period	$14	$(1)	$27		$14	$27
AOCI, net of tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(836)	$(492)	$(407)		$(492)	$(349)
Net change in post-employment defined benefit plans	257	(344)	9		(87)	(49)
Balance at end of period	$(579)	$(836)	$(398)		$(579)	$(398)
Net fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(2)	$–	$–		$–	$–
Net change attributable to changes in credit risk	(2)	(2)	–		(4)	–
Balance at end of period	$(4)	$(2)	$–		$(4)	$–
Total AOCI, net of tax	$233	$274	$60		$233	$60
Non-controlling interests
Balance at beginning of period	$183	$164	$226		$164	$175
Net income (loss) attributable to non-controlling interests	4	3	(11)		7	(8)
Dividends	–	(2)	–		(2)	(2)
Other	(9)	18	(59	) (1)	9	(9	) (1)
Balance at end of period	$178	$183	$156		$178	$156
Equity at end of period	$19,881	$19,479	$18,244		$19,881	$18,244
(1)	The quarter ended January 31, 2014 had an increase in non-controlling interests of $40 million relating to certain mutual funds that were launched and consolidated. These funds were deconsolidated in the quarter ended April 30, 2014 due to a reduction in our ownership, resulting in a decrease in non-controlling interests of $56 million.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

CIBC SECOND QUARTER 2015	49

Consolidated statement of cash flows

	For the three months ended			For the six months ended
Unaudited, $ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Cash flows provided by (used in) operating activities
Net income	$911	$923	$306	$1,834	$1,483
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	197	187	330	384	548
Amortization and impairment (1)	110	104	521	214	616
Stock option expense	1	1	2	2	5
Deferred income taxes	39	(72)	11	(33)	2
AFS securities gains, net	(41)	(61)	(76)	(102)	(133)
Net losses on disposal of land, buildings and equipment	1	1	1	2	1
Other non-cash items, net	(124)	(54)	(51)	(178)	(519)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(4,370)	817	(3,781)	(3,553)	(3,647)
Loans, net of repayments	(1,115)	(6,243)	(3,509)	(7,358)	(6,493)
Deposits, net of withdrawals	1,750	13,701	121	15,451	(1,107)
Obligations related to securities sold short	72	(2,513)	(951)	(2,441)	(1,064)
Accrued interest receivable	37	(96)	(11)	(59)	96
Accrued interest payable	139	(246)	181	(107)	(99)
Derivative assets	12,357	(18,402)	5,089	(6,045)	554
Derivative liabilities	(9,415)	18,027	(3,484)	8,612	(969)
Trading securities	(1,451)	643	169	(808)	(1,078)
FVO securities	22	(22)	7	–	–
Other FVO assets and liabilities	7	(21)	(253)	(14)	(2)
Current income taxes	(92)	8	(106)	(84)	(78)
Cash collateral on securities lent	571	302	60	873	(863)
Obligations related to securities sold under repurchase agreements	2,898	(2,449)	2,015	449	3,524
Cash collateral on securities borrowed	339	(524)	159	(185)	526
Securities purchased under resale agreements	(4,094)	(699)	(289)	(4,793)	877
Other, net	(652)	(629)	1,338	(1,281)	423
	(1,903)	2,683	(2,201)	780	(7,397)
Cash flows provided by (used in) financing activities
Redemption/repurchase/maturity of subordinated indebtedness	(1,102)	(18)	–	(1,120)	–
Issue of preferred shares	300	300	–	600	–
Redemption of preferred shares	(631)	–	(325)	(631)	(325)
Issue of common shares for cash	6	11	10	17	31
Purchase of common shares for cancellation	–	–	(85)	–	(212)
Net proceeds from treasury shares	3	(2)	1	1	1
Dividends paid	(433)	(422)	(415)	(855)	(822)
Share issuance costs	(5)	(3)	–	(8)	–
	(1,862)	(134)	(814)	(1,996)	(1,327)
Cash flows provided by (used in) investing activities
Purchase of AFS securities	(2,337)	(5,582)	(5,697)	(7,919)	(14,661)
Proceeds from sale of AFS securities	4,882	1,978	6,203	6,860	15,325
Proceeds from maturity of AFS securities	1,464	1,205	3,157	2,669	5,299
Net cash used in acquisitions	–	–	3	–	(144)
Net cash provided by dispositions	185	–	24	185	3,611
Net purchase of land, buildings and equipment	(42)	(64)	(15)	(106)	(100)
	4,152	(2,463)	3,675	1,689	9,330
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(83)	229	(26)	146	56
Net increase in cash and non-interest-bearing deposits with banks during the period	304	315	634	619	662
Cash and non-interest-bearing deposits with banks at beginning of period	3,009	2,694	2,239	2,694	2,211
Cash and non-interest-bearing deposits with banks at end of period (2)	$3,313	$3,009	$2,873	$3,313	$2,873
Cash interest paid	$736	$1,261	$784	$1,997	$2,101
Cash income taxes paid	235	218	214	453	455
Cash interest and dividends received	2,809	2,875	2,752	5,684	5,801
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balances of $384 million (January 31, 2015: $394 million; April 30, 2014: $286 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these interim consolidated financial statements.

50	CIBC SECOND QUARTER 2015

Notes to the interim consolidated financial statements

(Unaudited)

The interim consolidated financial statements of CIBC are prepared in accordance with Section 308(4) of the Bank Act, which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions (OSFI), the financial statements are to be prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). There are no accounting requirements of OSFI that are exceptions to IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and do not include all of the information required for full annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2014, except as noted.

All amounts in these interim consolidated financial statements are presented in Canadian dollars, unless otherwise indicated. These interim consolidated financial statements were authorized for issue by the Board of Directors on May 27, 2015.

In the first quarter of 2015, we reclassified certain amounts relating to our insurance business within Retail and Business Banking from non-interest expenses to non-interest income. There was no impact on consolidated net income due to this reclassification.

1.	Changes in accounting policies

(a)	Changes in accounting standards

Effective November 1, 2014, CIBC adopted new and amended accounting pronouncements as described below:

Amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” – The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is: (i) not contingent on a future event; and (ii) enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments are required to be applied retrospectively. The adoption of the amendments to IAS 32 did not impact our consolidated financial statements.

IFRIC 21 “Levies” – The interpretation clarifies the timing of the recognition of the liability to pay a levy, which is an outflow of resources embodying economic benefits (other than income taxes, fines and penalties) that are imposed by governments on entities in accordance with legislation. The interpretation concludes that if the occurrence of the obligating event, as identified by the legislation, is at a point in time, then the recognition of the liability shall be at that point in time. Otherwise, if the obligating event occurs over a period of time, the expense shall be recognized progressively over that period of time. IFRIC 21 is required to be applied retrospectively. The adoption of IFRIC 21 did not impact our consolidated financial statements.

Effective November 1, 2014, we adopted the “own credit” provisions of IFRS 9 “Financial Instruments”, which requires that changes in the fair value of FVO liabilities attributable to changes in own credit risk be presented in OCI. Previously under IAS 39 “Financial Instruments: Recognition and Measurement”, all fair value changes in these liabilities, including changes in own credit risk, were recognized in net income. We did not apply the provision retroactively as the amounts were not significant.

(b)	Future accounting policy changes

We are currently evaluating the impact of adopting the standards listed below that are not effective for us until after fiscal 2015:

IFRS 15 “Revenue from Contracts with Customers” – Issued May 2014, IFRS 15 replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. The effective date for us is November 1, 2017. In May 2015, the IASB issued an exposure draft proposing the deferral of this effective date by one year. The new guidance includes a five-step recognition and measurement approach, requirements for accounting of contract costs, and enhanced quantitative and qualitative disclosure requirements.

IFRS 9 “Financial Instruments” – Issued July 2014, IFRS 9 replaces IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is mandatorily effective for annual periods beginning on or after January 1, 2018, which for us would have been on November 1, 2018. Early application is permitted if an entity applies all the requirements of the standard early. In January 2015, OSFI issued a final advisory that requires Canadian banks with October 31 year ends to adopt IFRS 9 for their annual period beginning on November 1, 2017, one year earlier than mandatorily required by the IASB.

IFRS 9 provides a new approach for the classification of financial assets, which shall be based on the cash flow characteristics of the asset and the business model of the portfolio in which the asset is held. IFRS 9 also introduces an expected loss impairment model that is applied to all financial instruments held at amortized cost or fair value through OCI. Under the expected loss model, entities are required to recognize 12-month expected credit losses from the date a financial instrument is first recognized and to recognize lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Hedge accounting guidance has been changed to better align the accounting with risk management activities.

CIBC SECOND QUARTER 2015	51

2.	Fair value measurement

The table below presents the level in the fair value hierarchy into which the fair values of financial instruments, that are carried at fair value on the interim consolidated balance sheet, are categorized:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total	Total
$ millions, as at	2015 Apr. 30	2014 Oct. 31	2015 Apr. 30	2014 Oct. 31	2015 Apr. 30	2014 Oct. 31	2015 Apr. 30	2014 Oct. 31
Financial assets
Deposits with banks	$–	$–	$223	$8	$–	$–	$223	$8
Trading securities
Government issued or guaranteed	$2,177	$2,189	$6,659	$7,473	$–	$–	$8,836	$9,662
Corporate equity	33,733	30,585	1,212	2,500	–	–	34,945	33,085
Corporate debt	–	–	2,627	2,751	–	–	2,627	2,751
Mortgage- and asset-backed	–	–	720	804	741	759	1,461	1,563
	$35,910	$32,774	$11,218	$13,528	$741	$759	$47,869	$47,061
Trading loans
Business and government	$–	$–	$5,146	$4,900	$–	$–	$5,146	$4,900
AFS securities
Government issued or guaranteed	$1,310	$772	$4,203	$6,287	$–	$–	$5,513	$7,059
Corporate equity	20	30	–	–	443	600	463	630
Corporate debt	–	–	1,616	1,454	11	8	1,627	1,462
Mortgage- and asset-backed	–	–	2,432	2,455	530	622	2,962	3,077
	$1,330	$802	$8,251	$10,196	$984	$1,230	$10,565	$12,228
FVO securities
Government issued or guaranteed	$–	$–	$55	$49	$–	$–	$55	$49
Corporate debt	–	–	94	97	–	–	94	97
Asset-backed	–	–	–	–	104	107	104	107
	$–	$–	$149	$146	$104	$107	$253	$253
Derivative instruments
Interest rate	$2	$5	$13,309	$10,968	$28	$21	$13,339	$10,994
Foreign exchange	–	–	10,675	7,822	–	–	10,675	7,822
Credit	–	–	467	193	172	204	639	397
Equity	351	320	470	398	2	1	823	719
Precious metal	91	80	32	16	–	–	123	96
Other commodity	312	214	835	438	–	–	1,147	652
	$756	$619	$25,788	$19,835	$202	$226	$26,746	$20,680
Total financial assets	$37,996	$34,195	$50,775	$48,613	$2,031	$2,322	$90,802	$85,130
Financial liabilities
Deposits and other liabilities (1)	$–	$–	$(1,954)	$(1,967)	$(732)	$(729)	$(2,686)	$(2,696)
Obligations related to securities sold short	(5,379)	(5,763)	(5,179)	(7,236)	–	–	(10,558)	(12,999)
	$(5,379)	$(5,763)	$(7,133)	$(9,203)	$(732)	$(729)	$(13,244)	$(15,695)
Derivative instruments
Interest rate	$(1)	$(4)	$(12,905)	$(10,619)	$(28)	$(21)	$(12,934)	$(10,644)
Foreign exchange	–	–	(13,177)	(7,736)	–	–	(13,177)	(7,736)
Credit	–	–	(500)	(232)	(249)	(270)	(749)	(502)
Equity	(351)	(291)	(881)	(1,453)	(13)	(14)	(1,245)	(1,758)
Precious metal	(35)	(113)	(17)	(18)	–	–	(52)	(131)
Other commodity	(173)	(170)	(2,138)	(900)	–	–	(2,311)	(1,070)
	$(560)	$(578)	$(29,618)	$(20,958)	$(290)	$(305)	$(30,468)	$(21,841)
Total financial liabilities	$(5,939)	$(6,341)	$(36,751)	$(30,161)	$(1,022)	$(1,034)	$(43,712)	$(37,536)
(1)	Comprises FVO deposits of $2,033 million (October 31, 2014: $2,057 million), bifurcated embedded derivatives of $444 million (October 31, 2014: $512 million), FVO other liabilities of $23 million (October 31, 2014: $7 million), and other financial liabilities measured at fair value of $186 million (October 31, 2014: $120 million).

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of a quarter in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the quarter ended April 30, 2015, we transferred $43 million of trading securities and $1.2 billion of securities sold short from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities (for the quarter ended January 31, 2015, nil of trading securities and $481 million of securities sold short were transferred from Level 1 to Level 2; for the quarter ended April 30, 2014, $182 million of trading securities and $1.8 billion of securities sold short were transferred from Level 1 to Level 2). In addition, $15 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2 during the quarter, as there has been a change in the observability of one or more inputs that significantly impact their fair value (for the quarter ended January 31, 2015, $3 million of corporate debt securities were transferred from Level 2 to Level 3 and $8 million of certain bifurcated embedded derivatives were transferred from Level 3 to Level 2; for the quarter ended April 30, 2014, $6 million of embedded derivatives and $5 million of derivative liabilities were transferred from Level 3 to Level 2).

52	CIBC SECOND QUARTER 2015

A net loss of $16 million was recognized in the interim consolidated statement of income for the three months ended April 30, 2015, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters (net gain of $24 million for the three months ended January 31, 2015 and a net loss of $11 million for the three months ended April 30, 2014) and a net gain of $8 million for the six months ended April 30, 2015 (net gain of $42 million for the six months ended April 30, 2014).

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

		Net gains (losses) included in income
$ millions, for the three months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2015
Trading securities
Mortgage- and asset-backed	$778	$–	$(24)	$–	$–	$–	$–	$–	$–	$(13)	$741
AFS securities
Corporate equity	468	–	–	(16)	–	–	9	–	(18)	–	443
Corporate debt	11	–	–	–	–	–	–	–	–	–	11
Mortgage- and asset-backed	550	–	–	(2)	–	–	37	–	–	(55)	530
FVO securities
Asset-backed	116	–	(6)	–	–	–	–	–	–	(6)	104
Derivative instruments
Interest rate	32	1	(4)	–	–	–	–	–	–	(1)	28
Credit	196	–	(23)	–	–	–	–	–	–	(1)	172
Equity	1	–	1	–	–	–	–	–	–	–	2
Total assets	$2,152	$1	$(56)	$(18)	$–	$–	$46	$–	$(18)	$(76)	$2,031
Deposits and other liabilities (3)	$(774)	$(8)	$21	$–	$–	$15	$–	$(17)	$18	$13	$(732)
Derivative instruments
Interest rate	(32)	(1)	4	–	–	–	–	–	–	1	(28)
Credit	(276)	–	24	–	–	–	–	–	–	3	(249)
Equity	(12)	–	(1)	–	–	–	–	–	–	–	(13)
Total liabilities	$(1,094)	$(9)	$48	$–	$–	$15	$–	$(17)	$18	$17	$(1,022)
Jan. 31, 2015
Trading securities
Mortgage- and asset-backed	$759	$5	$58	$–	$–	$–	$–	$–	$–	$(44)	$778
AFS securities
Corporate equity	600	35	(2)	(74)	–	–	36	–	(127)	–	468
Corporate debt	8	–	1	1	3	–	–	–	(2)	–	11
Mortgage- and asset-backed	622	–	–	5	–	–	31	–	–	(108)	550
FVO securities
Asset-backed	107	1	14	–	–	–	–	–	–	(6)	116
Derivative instruments
Interest rate	21	–	11	–	–	–	–	–	–	–	32
Credit	204	(25)	19	–	–	–	–	–	–	(2)	196
Equity	1	–	–	–	–	–	–	–	–	–	1
Total assets	$2,322	$16	$101	$(68)	$3	$–	$67	$–	$(129)	$(160)	$2,152
Deposits and other liabilities (3)	$(729)	$(3)	$(67)	$–	$–	$8	$–	$(16)	$19	$14	$(774)
Derivative instruments
Interest rate	(21)	–	(11)	–	–	–	–	–	–	–	(32)
Credit	(270)	25	(35)	–	–	–	–	–	–	4	(276)
Equity	(14)	–	(2)	–	–	–	–	–	–	4	(12)
Total liabilities	$(1,034)	$22	$(115)	$–	$–	$8	$–	$(16)	$19	$22	$(1,094)
Apr. 30, 2014
Trading securities
Mortgage- and asset-backed	$861	$128	$40	$–	$–	$–	$–	$–	$–	$(202)	$827
Trading loans
Business and government	28	–	–	–	–	–	–	–	(28)	–	–
AFS securities
Corporate equity	643	21	(2)	(5)	–	–	1	–	(33)	–	625
Corporate debt	14	–	–	2	–	–	–	–	–	–	16
Mortgage- and asset-backed	232	–	–	(1)	–	–	–	–	–	(46)	185
FVO securities
Asset-backed	144	–	(4)	–	–	–	–	–	–	(4)	136
Derivative instruments
Interest rate	45	2	(2)	–	–	–	–	–	–	(2)	43
Credit	286	(16)	(16)	–	–	–	–	–	–	(12)	242
Equity	1	–	–	–	–	–	5	–	–	–	6
Total assets	$2,254	$135	$16	$(4)	$–	$–	$6	$–	$(61)	$(266)	$2,080
Deposits and other liabilities (3)	$(788)	$(9)	$(180)	$–	$–	$6	$–	$(27)	$2	$162	$(834)
Derivative instruments
Interest rate	(49)	(2)	2	–	–	–	–	–	–	2	(47)
Credit	(397)	6	24	–	–	–	–	–	–	17	(350)
Equity	(14)	–	(3)	–	–	5	(2)	(8)	–	–	(22)
Total liabilities	$(1,248)	$(5)	$(157)	$–	$–	$11	$(2)	$(35)	$2	$181	$(1,253)
(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $516 million (January 31, 2015: $559 million; April 30, 2014: $585 million) and bifurcated embedded derivatives of $216 million (January 31, 2015: $215 million; April 30, 2014: $249 million).

CIBC SECOND QUARTER 2015	53

		Net gains (losses) included in income
$ millions, for the six months ended	Opening balance	Realized (1)	Unrealized (1)(2)	Net unrealized gains (losses) included in OCI	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
Apr. 30, 2015
Trading securities
Mortgage- and asset-backed	$759	$5	$34	$–	$–	$–	$–	$–	$–	$(57)	$741
AFS securities
Corporate equity	600	35	(2)	(90)	–	–	45	–	(145)	–	443
Corporate debt	8	–	1	1	3	–	–	–	(2)	–	11
Mortgage- and asset-backed	622	–	–	3	–	–	68	–	–	(163)	530
FVO securities
Asset-backed	107	1	8	–	–	–	–	–	–	(12)	104
Derivative instruments
Interest rate	21	1	7	–	–	–	–	–	–	(1)	28
Credit	204	(25)	(4)	–	–	–	–	–	–	(3)	172
Equity	1	–	1	–	–	–	–	–	–	–	2
Total assets	$2,322	$17	$45	$(86)	$3	$–	$113	$–	$(147)	$(236)	$2,031
Deposits and other liabilities (3)	$(729)	$(11)	$(46)	$–	$–	$23	$–	$(33)	$37	$27	$(732)
Derivative instruments
Interest rate	(21)	(1)	(7)	–	–	–	–	–	–	1	(28)
Credit	(270)	25	(11)	–	–	–	–	–	–	7	(249)
Equity	(14)	–	(3)	–	–	–	–	–	–	4	(13)
Total liabilities	$(1,034)	$13	$(67)	$–	$–	$23	$–	$(33)	$37	$39	$(1,022)
Apr. 30, 2014
Trading securities
Mortgage- and asset-backed	$837	$143	$107	$–	$–	$–	$–	$–	$–	$(260)	$827
Trading loans
Business and government	–	–	–	–	–	–	28	–	(28)	–	–
AFS securities
Corporate equity	618	42	(2)	29	–	(13)	22	–	(71)	–	625
Corporate debt	9	–	1	1	–	–	5	–	–	–	16
Mortgage- and asset-backed	286	–	–	(1)	–	–	–	–	–	(100)	185
FVO securities
Asset-backed	147	3	8	–	–	–	–	–	–	(22)	136
Derivative instruments
Interest rate	46	6	(2)	–	–	–	–	–	–	(7)	43
Credit	294	(20)	(10)	–	–	–	–	–	–	(22)	242
Equity	1	–	–	–	–	–	5	–	–	–	6
Total assets	$2,238	$174	$102	$29	$–	$(13)	$60	$–	$(99)	$(411)	$2,080
Deposits and other liabilities (3)	$(737)	$(14)	$(231)	$–	$–	$6	$–	$(54)	$1	$195	$(834)
Derivative instruments
Interest rate	(48)	(6)	1	–	–	–	–	–	–	6	(47)
Credit	(413)	6	14	–	–	–	–	–	–	43	(350)
Equity	(13)	–	(4)	–	–	5	(2)	(8)	–	–	(22)
Total liabilities	$(1,211)	$(14)	$(220)	$–	$–	$11	$(2)	$(62)	$1	$244	$(1,253)
(1)	Includes foreign currency gains and losses.
(2)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.
(3)	Includes FVO deposits of $516 million (April 30, 2014: $585 million) and bifurcated embedded derivatives of $216 million (April 30, 2014: $249 million).

54	CIBC SECOND QUARTER 2015

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

	2015 Apr. 30					Range of inputs
$ millions, as at		Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Mortgage- and asset-backed	$741	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	96.3%
AFS securities
Corporate equity
Limited partnerships	273	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	170	Valuation multiple		Earnings multiple		6.9	11.2
				Revenue multiple		2.0	3.9
		Discounted cash flow		Discount rate		9.2%	30.0%
Corporate debt	11	Discounted cash flow		Discount rate		10.5%	30.0%
Mortgage- and asset-backed	530	Discounted cash flow		Credit spread		0.4%	2.3%
				Prepayment rate		11.4%	31.1%
FVO securities
Asset-backed	104	Market proxy or direct broker quote		Market proxy or direct broker quote		76.0%	87.0%
Derivative instruments
Interest rate	28	Proprietary model	(2)	n/a		n/a	n/a
Credit	172 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		30.2%	99.8%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0.0%	1.1%
Equity	2	Option model		Market volatility		13.4%	13.4%
Total assets	$2,031
Deposits and other liabilities	$(732)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.8%
		Option model		Market volatility		8.9%	41.6%
				Market correlation		(46.0)%	100.0%
Derivative instruments
Interest rate	(28)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(249)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.7%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0.0%	1.1%
Equity	(13)	Option model		Market correlation		(41.3)%	93.8%
Total liabilities	$(1,022)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of credit valuation adjustment (CVA) reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 70%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

CIBC SECOND QUARTER 2015	55

	2014 Oct. 31					Range of inputs
$ millions, as at		Valuation techniques		Key non-observable inputs		Low	High
Trading securities
Mortgage- and asset-backed	$759	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.5%
AFS securities
Corporate equity
Limited partnerships	289	Adjusted net asset value	(1)	Net asset value		n/a	n/a
Private companies and restricted stock	311	Valuation multiple		Earnings multiple		6.4	15.5
				Revenue multiple		2.9	3.5
		Discounted cash flow		Discount rate		7.6%	30.0%
		Option model		Market volatility		55.6%	63.0%
Corporate debt	8	Discounted cash flow		Discount rate		30.0%	30.0%
Mortgage- and asset-backed	622	Discounted cash flow		Credit spread		0.4%	1.1%
				Prepayment rate		12.7%	32.4%
FVO securities
Asset-backed	107	Market proxy or direct broker quote		Market proxy or direct broker quote		75.0%	85.0%
Derivative instruments
Interest rate	21	Proprietary model	(2)	n/a		n/a	n/a
Credit	204 (3)	Market proxy or direct broker quote		Market proxy or direct broker quote		29.9%	99.8%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread	(4)	0.0%	1.2%
Equity	1	Option model		Market volatility		13.4%	13.4%
Total assets	$2,322
Deposits and other liabilities	$(729)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	86.0%
		Option model		Market volatility		9.7%	37.1%
				Market correlation		(52.8)%	100.0%
Derivative instruments
Interest rate	(21)	Proprietary model	(2)	n/a		n/a	n/a
Credit	(270)	Market proxy or direct broker quote		Market proxy or direct broker quote		0.0%	99.6%
		Discounted cash flow		Default rate		4.0%	4.0%
				Recovery rate		50.0%	70.0%
				Prepayment rate		20.0%	20.0%
				Credit spread		0.0%	1.2%
Equity	(14)	Option model		Market volatility		28.8%	30.1%
				Market correlation		(48.5)%	93.3%
Total liabilities	$(1,034)
(1)	Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.
(2)	Using valuation techniques which we consider to be non-observable.
(3)	Net of CVA reserves related to financial guarantors calculated based on reserve rates (as a percentage of fair value) ranging from 16% to 71%.
(4)	Excludes financial guarantors.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the inter-relationships between those inputs and the sensitivity of fair value to changes in those inputs. We performed our Level 3 sensitivity analysis on an individual instrument basis, except for instruments managed within our structured credit run-off business, for which we performed the sensitivity analysis on a portfolio basis to reflect the manner in which those financial instruments are managed.

Within our structured credit run-off business, our primary sources of exposure, which are derived either through direct holdings or derivatives, are U.S. residential mortgage market contracts, collateralized loan obligations (CLOs), corporate debt and other securities and loans. Structured credit positions classified as loans and receivables are carried at amortized cost and are excluded from this sensitivity analysis. The structured credit positions carried on the consolidated balance sheet at fair value are within trading securities, FVO securities, FVO structured note liability within deposits and derivatives. These fair values are generally derived from and are sensitive to non-observable inputs, including indicative broker quotes and internal models that utilize default rates, recovery rates, prepayment rates and credit spreads. Indicative broker quotes are derived from proxy pricing in an inactive market or from the brokers’ internal valuation models. These quotes are used to value our trading and FVO securities, FVO structured note liability and derivatives. A significant increase in the indicative broker prices or quotes would result in an increase in the fair value of our Level 3 securities and note liability but a decrease in the fair value of our credit derivatives. The fair value of our credit derivatives referencing CLO assets is also impacted by other key non-observable inputs, including:

•	Prepayment rates – which are a measure of the future expected repayment of a loan by a borrower in advance of the scheduled due date. Prepayment rates are driven by consumer behaviour, economic conditions and other factors. A significant increase in prepayment rates of the underlying loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in our Level 3 credit derivatives.
•	Recovery rates – which are an estimate of the amount that will be recovered following a default by a borrower. Recovery rates are expressed as one minus a loss given default rate. Hence, a significant increase in the recovery rate of the underlying defaulted loan collateral of the referenced CLO assets would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives.
•	Credit spreads – which are the premium over a benchmark interest rate in the market to reflect a lower credit quality of a financial instrument and form part of the discount rates used in a discounted cash flow model. A significant increase in the credit spread, which raises the discount rate applied to future cash flows of the referenced CLO assets, would result in a decrease in the fair value of referenced CLO assets and an increase in the fair value of our Level 3 credit derivatives.

56	CIBC SECOND QUARTER 2015

•	Default rates or probabilities of default – which are the likelihood of a borrower’s inability to repay its obligations as they become contractually due. A significant increase in the default rate of the underlying loan collateral of the referenced CLO assets, up to a certain reasonably possible level, would result in an increase in the fair value of the referenced CLO assets and a decrease in the fair value of our Level 3 credit derivatives. This impact is due to accelerated principal repayments from the defaulted underlying loan collateral and the subordination structure of the referenced CLO assets. In general, higher default rates have a positive correlation with credit spreads, but a negative correlation with recovery rates and prepayment rates, with the respective impact on fair value as described above.

The fair value of the credit derivatives is also sensitive to CVA for counterparty risk on the credit derivative counterparty.

The impact of adjusting the indicative broker quotes, default rates, recovery rates, prepayment rates and credit spreads noted above to reasonably possible alternatives would increase the net fair value by up to $4 million (October 31, 2014: $31 million) or decrease the net fair value by up to $3 million (October 31, 2014: $29 million) in respect of financial instruments carried at fair value in our structured credit run-off business. Changes in fair value of a Level 3 FVO structured note liability and the Level 3 positions that the note hedges have no impact on this sensitivity analysis because reasonably possible changes in fair value are expected to be largely offsetting.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. A significant increase in earnings multiples or revenue multiples generally results in an increase in the fair value of our investments in private companies. The fair value of the restricted stock takes into account the valuation reserves pertaining to security-specific restrictions. The security-specific restrictions are determined based on the Black-Scholes option model which incorporates implied volatility as a key non-observable input. A significant increase in implied volatility generally results in an increase in the valuation reserve and therefore a decrease in the fair value of the restricted stock. By adjusting the multiple and implied volatility within a reasonably possible range, the aggregate fair value for our investments in private companies would increase by $32 million (October 31, 2014: $45 million) or decrease by $22 million (October 31, 2014: $26 million).

The fair value of our limited partnerships (LPs) is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of LPs is sensitive to changes in the net asset value, and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our LPs would increase or decrease by $25 million (October 31, 2014: $17 million).

The fair value of our asset-backed securities (ABS) is determined based on non-observable credit spreads and assumptions concerning the repayment of receivables underlying these ABS. The fair value of our ABS is sensitive to changes in the credit spreads and prepayment assumptions. A significant increase in credit spreads generally results in a decrease in the fair value of our Level 3 ABS and a significant increase in prepayment rates could result in an increase or a decrease in the fair value of our Level 3 ABS. The impact of adjusting the non-observable inputs within a reasonably possible range would be insignificant.

Our bifurcated embedded derivatives are recorded within deposits and other liabilities. The determination of the fair value of certain bifurcated embedded derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These embedded derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options which are inherent in many of our embedded derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 embedded derivative liabilities. Correlation inputs are used to value those embedded derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the inter-relationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 embedded derivative liabilities. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our embedded derivative liabilities would increase or decrease by $12 million (October 31, 2014: $9 million).

Fair value option

The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities in which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between the fair value changes of the FVO liabilities during the period calculated based on a discount curve adjusted for our own credit and the fair value changes during the period due to changes in market conditions. The impact of changes in CIBC’s own credit risk on our FVO liabilities were losses of $3 million and $6 million for the three months and six months ended April 30, 2015, respectively, and losses of $6 million cumulatively (losses of $3 million for the three months ended January 31, 2015).

CIBC SECOND QUARTER 2015	57

3.	Significant disposition

Sale of equity investment

On April 30, 2015, CIBC sold its equity investment in The Bank of N.T. Butterfield & Son Limited, which was accounted for as an associate within Corporate and Other, for an amount, net of associated expenses, that approximated its carrying value.

4.	Securities

Fair value of AFS securities

$ millions, as at	2015 Apr. 30				2014 Oct. 31
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$1,484	$2	$(1)	$1,485	$2,026	$5	$–	$2,031
Other Canadian governments	905	18	–	923	2,391	15	–	2,406
U.S. Treasury and agencies	1,202	2	–	1,204	781	1	–	782
Other foreign governments	1,892	12	(3)	1,901	1,834	13	(7)	1,840
Mortgage-backed securities (MBS)	2,145	16	(1)	2,160	2,186	7	(1)	2,192
Asset-backed securities	797	5	–	802	883	2	–	885
Corporate public debt	1,623	8	(12)	1,619	1,444	22	(12)	1,454
Corporate private debt	5	3	–	8	6	2	–	8
Corporate public equity (1)	9	13	–	22	17	157	–	174
Corporate private equity	259	183	(1)	441	261	195	–	456
	$10,321	$262	$(18)	$10,565	$11,829	$419	$(20)	$12,228
(1)	Includes restricted stock.

As at April 30, 2015, the amortized cost of 67 AFS securities that are in a gross unrealized loss position (October 31, 2014: 88 securities) exceeded their fair value by $18 million (October 31, 2014: $20 million). The securities that have been in a gross unrealized loss position for more than a year include 23 AFS securities (October 31, 2014: 30 securities) with a gross unrealized loss of $13 million (October 31, 2014: $17 million). We have determined that these AFS securities were not impaired.

In 2008, we reclassified certain trading assets to loans and receivables and AFS. As at April 30, 2015 and October 31, 2014, the carrying value of these reclassified assets approximated the fair value. The carrying value of the securities reclassified to AFS was not significant.

58	CIBC SECOND QUARTER 2015

5.	Loans

Allowance for credit losses

	As at or for the three months ended					As at or for the six months ended
$ millions			2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
	Individual allowance	Collective allowance	Total allowance	Total allowance	Total allowance	Total allowance	Total allowance
Balance at beginning of period	$376	$1,441	$1,817	$1,736	$1,685	$1,736	$1,758
Provision for credit losses	16	181	197	187	330	384	548
Write-offs	(7)	(234)	(241)	(221)	(248)	(462)	(525)
Recoveries	2	46	48	47	50	95	100
Interest income on impaired loans	(2)	(4)	(6)	(6)	(8)	(12)	(17)
Foreign exchange and other	(19)	(17)	(36)	74	(20)	38	(75	) (1)
Balance at end of period	$366	$1,413	$1,779	$1,817	$1,789	$1,779	$1,789
Comprises:
Loans	$366	$1,323	$1,689	$1,727	$1,726	$1,689	$1,726
Undrawn credit facilities (2)	–	90	90	90	63	90	63
(1)	Includes a release of $81 million of collective allowance for credit losses resulting from the sale of approximately 50% of our Aerogold VISA portfolio to The Toronto-Dominion Bank which was recognized as part of the net gain on sale.
(2)	Included in Other liabilities on the interim consolidated balance sheet.

Impaired loans

$ millions, as at	2015 Apr. 30				2014 Oct. 31
	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired	Net impaired
Residential mortgages	$567	$1	$180	$386	$366
Personal	197	7	135	55	61
Business and government	711	358	11	342	363
Total impaired loans (2)	$1,475	$366	$326	$783	$790
(1)	Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,087 million (October 31, 2014: $1,092 million) on balances and commitments which are not impaired.
(2)	Average balance of gross impaired loans for the quarter ended April 30, 2015 totalled $1,491 million (for the quarter ended October 31, 2014: $1,479 million).

Contractually past due loans but not impaired

This is comprised of loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans.

$ millions, as at	2015 Apr. 30				2014 Oct. 31
	Less than 31 days	31 to 90 days	Over 90 days	Total	Total
Residential mortgages	$1,869	$679	$208	$2,756	$2,657
Personal	521	107	21	649	618
Credit card	528	139	79	746	723
Business and government	182	108	21	311	256
	$3,100	$1,033	$329	$4,462	$4,254

CIBC SECOND QUARTER 2015	59

6.	Structured entities and derecognition of financial assets

Structured entities

Structured Entities (SEs) are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Details of our consolidated and non-consolidated SEs are provided on pages 122 to 124 of the 2014 Annual Report.

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at April 30, 2015, our structured program had issued covered bond liabilities of $6.3 billion with a fair value of $6.4 billion (October 31, 2014: $10.7 billion with a fair value of $10.8 billion) and our legislative program had issued covered bond liabilities of $5.5 billion with a fair value of $5.5 billion (October 31, 2014: $1.9 billion with a fair value of $1.9 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

With respect to Cards II Trust as at April 30, 2015, $3.9 billion of credit card receivable assets with a fair value of $3.9 billion (October 31, 2014: $3.3 billion with a fair value of $3.3 billion) supported associated funding liabilities of $3.9 billion with a fair value of $3.9 billion (October 31, 2014: $3.3 billion with a fair value of $3.3 billion).

As at April 30, 2015, there were $3.6 billion (October 31, 2014: $3.1 billion) of total assets in our non-consolidated single-seller conduit and multi-seller conduits.

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at April 30, 2015	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing (1)	Pass-through investment structures	Commercial mortgage securitization trust	CIBC Capital Trust	CIBC- managed investment funds	CIBC structured CDO vehicles	Third-party structured vehicles – run-off
On-balance sheet assets at carrying value (2)
Trading securities	$47		$262	$713	$13	$2	$–	$7	$734
AFS securities	–		1,149	–	–	–	–	3	–
FVO securities	–		–	–	–	–	–	–	104
Loans	86		607	–	–	–	–	–	1,316
Investments in equity-accounted associates and joint ventures	–		6	–	–	5	5	–	–
Derivatives (3)	–		–	28	–	–	–	–	–
	$133		$2,024	$741	$13	$7	$5	$10	$2,154
October 31, 2014	$85		$2,372	$2,030	$10	$7	$20	$28	$2,436
On-balance sheet liabilities at carrying value (2)
Deposits	$–		$–	$–	$–	$1,675	$–	$–	$–
Derivatives (3)	–		–	93	–	–	–	2	211
	$–		$–	$93	$–	$1,675	$–	$2	$211
October 31, 2014	$–		$–	$228	$–	$1,651	$–	$3	$238
Maximum exposure to loss, net of hedges Investments and loans	$133		$2,024	$713	$13	$7	$5	$10	$2,154
Notional of written derivatives, less fair value losses	–		–	–	–	–	–	23	1,065
Liquidity, credit facilities and commitments	3,141	(4)	878	–	–	75	–	26	57
Less: hedges of investments, loans and written derivatives exposure	–		–	(713)	–	–	–	–	(2,684)
	$3,274		$2,902	$–	$13	$82	$5	$59	$592
October 31, 2014	$2,793		$3,205	$–	$10	$79	$20	$84	$725
(1)	Includes interests in third-party LPs.
(2)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
(3)	Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.
(4)	Excludes an additional $1.3 billion (October 31, 2014: $1.3 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets.

60	CIBC SECOND QUARTER 2015

Derecognition of financial assets

Details of the financial assets that did not qualify for derecognition are provided on page 124 of the 2014 Annual Report.

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at		2015 Apr. 30		2014 Oct. 31
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgages securitizations (1)	$21,510	$21,615	$22,048	$22,083
Securities held by counterparties as collateral under repurchase agreements (2)(3)	4,790	4,790	2,033	2,033
Securities lent for securities collateral (2)(3)	13,634	13,634	14,966	14,966
	$39,934	$40,039	$39,047	$39,082
Carrying amount of associated liabilities (4)	$41,090	$41,411	$39,901	$40,176
(1)	Includes $1.0 billion (October 31, 2014: $1.3 billion) of mortgages underlying MBS held by CMHC counterparties as collateral under repurchase agreements. Certain cash in transit balances related to the securitization process amounting to $900 million (October 31, 2014: $817 million) have been applied to reduce these balances.
(2)	Does not include over-collateralization of assets pledged.
(3)	Excludes third-party pledged assets.
(4)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Additionally, we securitized $34.5 billion with a fair value of $34.7 billion (October 31, 2014: $33.1 billion with a fair value of $33.1 billion) of mortgages that were not transferred to external parties.

7.	Deposits (1)(2)

$ millions, as at				2015 Apr. 30	2014 Oct. 31
	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)	Total	Total
Personal	$10,131	$83,734	$40,454	$134,319	$130,085
Business and government (6)	37,738	25,351	95,838	158,927	148,793
Bank	2,542	118	6,896	9,556	7,732
Secured borrowings (7)	–	–	38,386	38,386	38,783
	$50,411	$109,203	$181,574	$341,188	$325,393
Comprised of:
Held at amortized cost				$339,155	$323,336
Designated at fair value				2,033	2,057
				$341,188	$325,393
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$38,762	$38,624
In foreign offices				3,263	2,907
Interest-bearing deposits
In domestic offices				239,104	235,328
In foreign offices				57,504	47,914
U.S. federal funds purchased				2,555	620
				$341,188	$325,393
(1)	Includes deposits of $90.1 billion (October 31, 2014: $78.1 billion) denominated in U.S. dollars and deposits of $11.1 billion (October 31, 2014: $9.3 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $1,901 million (October 31, 2014: $1,957 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)	Includes $1,675 million (October 31, 2014: $1,651 million) of Notes issued to CIBC Capital Trust.
(7)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, Covered Bond Programme, and consolidated securitization vehicles.

8.	Subordinated indebtedness

On April 30, 2015, we redeemed all $1.1 billion of our 4.11% Debentures (subordinated indebtedness) due April 30, 2020. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On January 14, 2015, we purchased and cancelled $25 million (US$21 million) of our Floating Rate Debenture Notes Due 2084.

CIBC SECOND QUARTER 2015	61

9.	Share capital

Common shares

	For the three months ended						For the six months ended
$ millions, except number of shares	2015 Apr. 30		2015 Jan. 31		2014 Apr. 30		2015 Apr. 30		2014 Apr. 30
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance at beginning of period	397,141,661	$7,793	397,021,477	$7,782	398,136,283	$7,750	397,021,477	$7,782	399,249,736	$7,753
Issuance pursuant to:
Stock option plans	88,831	7	143,401	13	146,941	12	232,232	20	448,780	36
	397,230,492	$7,800	397,164,878	$7,795	398,283,224	$7,762	397,253,709	$7,802	399,698,516	$7,789
Purchase of common shares for cancellation	–	–	–	–	(914,600)	(18)	–	–	(2,329,700)	(45)
Treasury shares	31,624	3	(23,217)	(2)	6,692	1	8,407	1	6,500	1
Balance at end of period	397,262,116	$7,803	397,141,661	$7,793	397,375,316	$7,745	397,262,116	$7,803	397,375,316	$7,745

Normal course issuer bid

On September 16, 2014, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of (i) CIBC purchasing up to a maximum of 8 million common shares, (ii) CIBC providing a notice of termination, or (iii) September 8, 2015. No common shares have been purchased under this bid.

Preferred shares

On April 30, 2015, we redeemed all 13,232,342 Class A Preferred Shares Series 29 with a par value and redemption price of $25.00 per share for cash.

On January 31, 2015, we redeemed all of our 12 million Class A Preferred Shares Series 27 with a par value and redemption price of $25.00 per share for cash.

On March 11, 2015, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

On December 16, 2014, we issued 12 million Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares) with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Series 41, Series 42, Series 43 and Series 44 shares are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event” as described in the capital adequacy guidelines. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 41 and Series 43 shares as equity.

62	CIBC SECOND QUARTER 2015

Regulatory capital and Basel III leverage ratio

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at	2015 Apr. 30	2014 Oct. 31
Transitional basis
Common Equity Tier 1 (CET1) capital	$18,014	$17,496
Tier 1 capital	A	19,668	18,720
Total capital	23,591	23,281
Risk-weighted assets (RWA)	154,328	155,148
CET1 ratio	11.7%	11.3%
Tier 1 capital ratio	12.7%	12.1%
Total capital ratio	15.3%	15.0%
Leverage ratio exposure	B	$474,957	n/a
Leverage ratio	A/B	4.1%	n/a
Assets-to-capital multiple (ACM)	n/a	17.7	x
All-in basis
CET1 capital	$15,866	$14,607
Tier 1 capital	C	18,551	17,300
Total capital	22,484	21,989
CET1 capital RWA	146,951	141,250
Tier 1 capital RWA	147,173	141,446
Total capital RWA	147,364	141,739
CET1 ratio	10.8%	10.3%
Tier 1 capital ratio	12.6%	12.2%
Total capital ratio	15.3%	15.5%
Leverage ratio exposure	D	$474,276	n/a
Leverage ratio	C/D	3.9%	n/a

During the quarter and six months ended April 30, 2015, we have complied with OSFI’s regulatory capital requirements.

10.	Post-employment benefits

The following tables provide details on the post-employment benefit expense recognized in the interim consolidated statement of income and on the remeasurements recognized in the interim consolidated statement of comprehensive income:

Defined benefit plan expense

	For the three months ended						For the six months ended
$ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Current service cost	$51	$53	$49	$3	$3	$3	$104	$97	$6	$6
Past service cost	1	–	–	–	–	–	1	–	–	–
Net interest (income) expense	–	(1)	(5)	7	8	8	(1)	(9)	15	15
Interest expense on effect of asset ceiling	–	–	–	–	–	–	–	–	–	–
Plan administration costs	1	1	1	–	–	–	2	3	–	–
Total net defined benefit plan expense	$53	$53	$45	$10	$11	$11	$106	$91	$21	$21

Defined contribution plan expense

	For the three months ended			For the six months ended
$ millions	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Defined contribution pension plans	$6	$5	$7	$11	$10
Government pension plans (1)	25	24	23	49	45
Total defined contribution plan expense	$31	$29	$30	$60	$55
(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Remeasurement of employee defined benefit plans (1)

	For the three months ended						For the six months ended
	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
$ millions	Pension plans			Other post-employment plans			Pension plans		Other post-employment plans
Net actuarial gains (losses) on defined benefit obligation	$306	$(668)	$(84)	$29	$(61)	$(4)	$(362)	$(206)	$(32)	$(17)
Net actuarial gains (losses) on plan assets	14	268	99	–	–	–	282	143	–	–
Changes in asset ceiling excluding interest income	–	–	(1)	–	–	–	–	–	–	–
Net remeasurement gains (losses) recognized in OCI	$320	$(400)	$14	$29	$(61)	$(4)	$(80)	$(63)	$(32)	$(17)
(1)	The Canadian post-employment defined benefit plans are remeasured on a quarterly basis for changes in the discount rate and for actual asset returns; all other actuarial assumptions are updated annually. In addition, all actuarial assumptions for foreign plans are updated annually.

CIBC SECOND QUARTER 2015	63

11.	Income taxes

Enron

In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. The Tax Court of Canada trial on the deductibility of the Enron payments is scheduled to commence in October 2015.

Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $234 million and taxable refund interest of approximately $196 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $817 million and non-deductible interest of approximately $158 million.

12.	Earnings per share

	For the three months ended			For the six months ended
$ millions, except number of shares and per share amounts	2015 Apr. 30	2015 Jan. 31	2014 Apr. 30	2015 Apr. 30	2014 Apr. 30
Basic earnings per share
Net income attributable to equity shareholders	$907	$920	$317	$1,827	$1,491
Less: Preferred share dividends and premiums	12	13	25	25	50
Net income attributable to common shareholders	$895	$907	$292	$1,802	$1,441
Weighted-average common shares outstanding (thousands)	397,212	397,117	397,758	397,164	398,155
Basic earnings per share	$2.25	$2.28	$0.73	$4.54	$3.62
Diluted earnings per share
Net income attributable to diluted common shareholders	$895	$907	$292	$1,802	$1,441
Weighted-average common shares outstanding (thousands)	397,212	397,117	397,758	397,164	398,155
Add: Stock options potentially exercisable (1) (thousands)	573	770	761	669	706
Weighted-average diluted common shares outstanding (thousands)	397,785	397,887	398,519	397,833	398,861
Diluted earnings per share	$2.25	$2.28	$0.73	$4.53	$3.61
(1)	Excludes average options outstanding of 801,361 (January 31, 2015: 385,379; April 30, 2014: 311,840) with a weighted-average exercise price of $100.62 (January 31, 2015: $102.33; April 30, 2014: $96.34) for the quarter ended April 30, 2015 and average options of 483,682 with a weighted-average price of $102.30 for the six months ended April 30, 2015 (average options of 312,072 with a weighted-average price of $96.34 for the six months ended April 30, 2014), as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

64	CIBC SECOND QUARTER 2015

13.	Contingent liabilities and provision

Legal proceedings

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

The provisions disclosed in Note 23 to the 2014 annual consolidated financial statements included all of CIBC’s accruals for legal matters as at that date, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $175 million as at April 30, 2015. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at April 30, 2015, consist of the significant legal matters disclosed in Note 23 to the 2014 annual consolidated financial statements as updated below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following developments related to our significant legal matters occurred since the issuance of our 2014 annual consolidated financial statements:

•	Watson Credit Card Interchange Competition Act Class Action: The appeal of the decision granting class certification was heard in December 2014. The court reserved its decision.
•	Brown Investment Advisor Overtime Class Action: The plaintiffs did not seek leave to appeal to the Supreme Court of Canada. The proposed class action was dismissed.
•	Sino-Forest Securities Fraud Class Actions: These actions were settled in the first quarter of 2015 subject to court approval. Pursuant to the proposed settlement, the underwriting syndicate will pay $33 million. In May 2015, the settlement approval motion was heard. The court reserved its decision.
•	Green Subprime Disclosure Class Action: The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. The court reserved its decision.
•	Credit Card Class Actions – Quebec Consumer Protection Act: The Giroux and Marcotte II proposed class actions were discontinued in January 2015.
•	Barbero v. Royal Bank of Canada, et al: In April 2015, a proposed class action was filed in the Supreme Court of British Columbia against CIBC, Royal Bank of Canada, Toronto-Dominion Bank, Bank of Montreal and Bank of Nova Scotia. The action is brought on behalf of residents of British Columbia who were charged by the defendants a monthly premium or fee for credit protection without their consent or authorization at any time. The plaintiff alleges that the defendants employ uniform, unfair, fraudulent and unlawful marketing practices to enroll customers who receive no meaningful benefit from the product. The claim seeks a refund of the premiums, charges or fees received from customers and unspecified general and punitive damages.

Other than the items described above, there are no significant developments in the matters identified in Note 23 to our 2014 annual consolidated financial statements, and no significant new matters have arisen since the issuance of our 2014 annual consolidated financial statements.

Restructuring

During the first quarter of 2015, we recorded restructuring charges of $85 million in Corporate and Other consisting of employee severance related costs. These costs were incurred in connection with restructuring programs initiated during the quarter to align our resources to meet the changing needs of our clients and to respond to changes in our operating environment. As at April 30, 2015, the remaining provision relating to these restructuring charges was $65 million. The reduction in the provision during the three months ended April 30, 2015 relates to payments made to settle a portion of the obligation. While the amount recognized represents our best estimate as at April 30, 2015 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will ultimately be settled and the amounts actually paid, as this will depend upon individual facts and circumstances.

CIBC SECOND QUARTER 2015	65

14.	Segmented information

CIBC has three strategic business units (SBUs): Retail and Business Banking, Wealth Management and Wholesale Banking. These SBUs are supported by Corporate and Other.

Retail and Business Banking provides financial advice, as well as banking, investment and authorized insurance products to our clients through the channel that best meets their needs. Through our branches, mobile advisors, and award winning telephone, online, and mobile banking channels, CIBC allows clients to bank when, where, and how they want.

Wealth Management provides relationship-based advisory services and an extensive suite of leading investment solutions to meet the needs of institutional, retail and high net worth clients. Our asset management, retail brokerage and private wealth management businesses combine to create an integrated offer, delivered through more than 1,500 advisors across Canada and the U.S.

Wholesale Banking provides integrated credit and capital markets products, investment banking advisory services and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the five functional groups – Technology and Operations, Finance, Administration, Risk Management, and Treasury – that support CIBC’s SBUs. The expenses of these functional groups are generally allocated to the business lines within the SBUs, with the exception of Treasury. Corporate and Other also includes our International banking operations comprising mainly FirstCaribbean International Bank Limited (CIBC FirstCaribbean), strategic investments in the CIBC Mellon joint ventures, and other income statement and balance sheet items not directly attributable to the business lines. CIBC’s investment in The Bank of N.T. Butterfield & Son Limited was included in Corporate and Other results until it was sold on April 30, 2015.

$ millions, for the three months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2015	Net interest income (1)	$1,411	$51	$451	$(18)	$1,895
Apr. 30	Non-interest income	514	678	208	99	1,499
	Intersegment revenue (2)	112	(114)	2	–	–
	Total revenue (1)	2,037	615	661	81	3,394
	Provision for (reversal of) credit losses	188	(1)	(1)	11	197
	Amortization and impairment (3)	23	7	1	79	110
	Other non-interest expenses	1,035	440	336	183	1,994
	Income (loss) before income taxes	791	169	325	(192)	1,093
	Income taxes (1)	208	40	75	(141)	182
	Net income (loss)	$583	$129	$250	$(51)	$911
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$4	$4
	Equity shareholders	583	129	250	(55)	907
	Average assets (4)	$240,333	$4,745	$143,708	$60,126	$448,912
2015	Net interest income (1)	$1,474	$51	$468	$(37)	$1,956
Jan. 31	Non-interest income	512	677	236	78	1,503
	Intersegment revenue (2)	107	(109)	2	–	–
	Total revenue (1)	2,093	619	706	41	3,459
	Provision for credit losses	164	–	14	9	187
	Amortization and impairment (3)	23	6	1	74	104
	Other non-interest expenses	1,033	441	327	290	2,091
	Income (loss) before income taxes	873	172	364	(332)	1,077
	Income taxes (1)	223	44	89	(202)	154
	Net income (loss)	$650	$128	$275	$(130)	$923
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$3	$3
	Equity shareholders	650	128	275	(133)	920
	Average assets (4)	$237,540	$4,616	$136,405	$59,140	$437,701
2014	Net interest income (1)	$1,357	$48	$398	$(5)	$1,798
Apr. 30 (5)	Non-interest income	483	598	206	79	1,366
	Intersegment revenue (2)	96	(98)	2	–	–
	Total revenue (1)	1,936	548	606	74	3,164
	Provision for credit losses	173	1	21	135	330
	Amortization and impairment (3)	25	6	1	489	521
	Other non-interest expenses	1,012	389	317	170	1,888
	Income (loss) before income taxes	726	152	267	(720)	425
	Income taxes (1)	180	35	54	(150)	119
	Net income (loss)	$546	$117	$213	$(570)	$306
	Net income (loss) attributable to:
	Non-controlling interests	$–	$1	$–	$(12)	$(11)
	Equity shareholders	546	116	213	(558)	317
	Average assets (4)	$227,362	$4,372	$121,105	$53,446	$406,285
(1)	Wholesale Banking net interest income and income tax expense includes a taxable equivalent basis (TEB) adjustment of $112 million for the three months ended April 30, 2015 ($148 million and $124 million for the three months ended January 31, 2015 and April 30, 2014, respectively) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015.

66	CIBC SECOND QUARTER 2015

$ millions, for the six months ended		Retail and Business Banking	Wealth Management	Wholesale Banking	Corporate and Other	CIBC Total
2015	Net interest income (1)	$2,885	$102	$919	$(55)	$3,851
Apr. 30	Non-interest income	1,026	1,355	444	177	3,002
	Intersegment revenue (2)	219	(223)	4	–	–
	Total revenue (1)	4,130	1,234	1,367	122	6,853
	Provision for (reversal of) credit losses	352	(1)	13	20	384
	Amortization and impairment (3)	46	13	2	153	214
	Other non-interest expenses	2,068	881	663	473	4,085
	Income (loss) before income taxes	1,664	341	689	(524)	2,170
	Income taxes (1)	431	84	164	(343)	336
	Net income (loss)	$1,233	$257	$525	$(181)	$1,834
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$7	$7
	Equity shareholders	1,233	257	525	(188)	1,827
	Average assets (4)	$238,913	$4,679	$139,996	$59,626	$443,214
2014	Net interest income (1)	$2,794	$98	$787	$24	$3,703
Apr. 30 (5)	Non-interest income	1,205	1,144	496	247	3,092
	Intersegment revenue (2)	189	(192)	3	–	–
	Total revenue (1)	4,188	1,050	1,286	271	6,795
	Provision for credit losses	383	–	23	142	548
	Amortization and impairment (3)	49	10	2	555	616
	Other non-interest expenses	2,040	736	645	348	3,769
	Income (loss) before income taxes	1,716	304	616	(774)	1,862
	Income taxes (1)	424	73	139	(257)	379
	Net income (loss)	$1,292	$231	$477	$(517)	$1,483
	Net income (loss) attributable to:
	Non-controlling interests	$–	$2	$–	$(10)	$(8)
	Equity shareholders	1,292	229	477	(507)	1,491
	Average assets (4)	$227,603	$4,260	$121,535	$54,785	$408,183
(1)	Wholesale Banking net interest income and income tax expense includes a TEB adjustment of $260 million for the six months ended April 30, 2015 ($234 million for the six months ended April 30, 2014) with an equivalent offset in Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.
(3)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
(5)	Certain information has been reclassified to conform to the presentation adopted in the first quarter of 2015.

15.	Financial instruments – disclosures

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of management’s discussion and analysis in our 2014 Annual Report and interim report to shareholders, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the on-balance sheet exposure to credit risk under different Basel approaches, displayed in both accounting categories and Basel portfolios.

Accounting categories		Basel portfolios
		Advanced internal ratings-based and standardized approaches
$ millions, as at		Corporate	Sovereign	Bank	Real estate secured personal lending	Qualifying revolving retail	Other retail	Asset securitization	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2015	Cash and deposits with banks	$258	$13,218	$2,833	$–	$–	$–	$–	$16,309	$1,410	$17,719
Apr. 30	Securities	721	6,892	1,856	–	–	–	1,645	11,114	47,573	58,687
	Cash collateral on securities borrowed	2,335	–	1,239	–	–	–	–	3,574	–	3,574
	Securities purchased under resale agreements	8,224	3,850	26,126	–	–	–	–	38,200	–	38,200
	Loans	51,426	3,711	2,339	177,525	19,701	9,847	2,314	266,863	1,089	267,952
	Allowance for credit losses	–	–	–	–	–	–	–	–	(1,689)	(1,689)
	Derivative instruments	5,377	6,391	14,978	–	–	–	–	26,746	–	26,746
	Customers’ liability under acceptances	8,754	1,476	50	–	–	–	–	10,280	–	10,280
	Other assets	229	2,128	5,419	149	25	68	2	8,020	9,714	17,734
	Total credit exposure	$77,324	$37,666	$54,840	$177,674	$19,726	$9,915	$3,961	$381,106	$58,097	$439,203
2014 Oct. 31	Total credit exposure	$72,085	$33,128	$45,145	$174,130	$19,557	$9,505	$4,251	$357,801	$57,102	$414,903

CIBC SECOND QUARTER 2015	67

TO REACH US:

Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-5093, fax 416-980-5028, or e-mail: geoffrey.weiss@cibc.com

Communications and Public Affairs: Financial, business and trade media may call 416-594-7251, fax 416-363-5347, or e-mail: erica.belling@cibc.com

CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll-free across Canada.

Online Investor Presentations: Supplementary financial information, Supplementary regulatory capital disclosure and a presentation to investors and analysts are available at www.cibc.com; About CIBC.

Earnings Conference Call: CIBC’s second quarter conference call with analysts and investors will take place on Thursday, May 28, 2015 at 8:30 a.m. (ET). The call will be available in English (416-340-2217, or toll-free 1-877-405-9213, passcode 6272962#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1883806#). A telephone replay of the conference call will be available in English and French until 23:59 (ET) June 4, 2015. To access the replay in English, call 905-694-9451 or 1-800-408-3053, passcode 6371479#. To access the replay in French, call 514-861-2272 or 1-800-408-3053, passcode 8556162#.

Audio Webcast: A live audio webcast of CIBC’s second quarter results conference call will take place on Thursday, May 28, 2015 at 8:30 a.m. (ET) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.

Annual Meeting: CIBC’s next Annual Meeting of Shareholders will be held on April 5, 2016 in Vancouver, British Columbia.

Regulatory Capital: Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.

DIRECT DIVIDEND DEPOSIT SERVICE

Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to
CST Trust Company, P.O. Box 700 Postal Station B, Montreal, QC H3B 3K3
or e-mail: inquiries@canstockta.com

SHAREHOLDER INVESTMENT PLAN

Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the Shareholder Investment Plan and pay no brokerage commissions or service charges.

For a copy of the offering circular, contact CST Trust Company at
416-682-3860, or toll-free at 1-800-387-0825, or fax 1-888-249-6189.

PURCHASE PRICE OF COMMON SHARES

UNDER THE

SHAREHOLDER INVESTMENT PLAN

Date	Share purchase option	Dividend reinvestment & stock dividend options
Feb. 2/15	$89.40
Mar. 2/15	$96.25
Apr. 1/15	$91.55
Apr. 28/15		$97.22

Canadian Imperial Bank of Commerce

Head Office: Commerce Court, Toronto, Ontario, M5L 1A2, Canada, (416) 980-2211

www.cibc.com